

BOMBAY.

2005 Annual Report

2005

Notice of Annual Meeting of Shareholders

Proxy Statement

and

Annual Report

BOMBAY®

Proxy Statement

2005

Notice of Annual Meeting of Shareholders

Proxy Statement

BOMBAY

THE BOMBAY COMPANY, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 22, 2006

To Bombay Shareholders:

Please join us for the Annual Meeting of Shareholders of The Bombay Company, Inc. The meeting will be held at the Doral Tesoro Hotel, 3300 Championship Parkway, Alliance/Fort Worth, Texas 76177, on Thursday, June 22, 2006 at 8:00 a.m. (C.D.T.). At the meeting, holders of Bombay Common Stock will act on the following matters:

(1) To elect two directors in Class C to serve for three-year terms expiring in 2009, or until their successors are elected and qualified;

(2) To approve The Bombay Company, Inc. 2006 Non-Employee Director Stock Payment Plan;

(3) To approve The Bombay Company, Inc. 2006 Employee Stock Incentive Plan; and

(4) To take action upon any other business that may properly come before the meeting or any adjournments thereof.

By resolution of the Board of Directors, all shareholders of record as of the close of business on April 24, 2006 are entitled to notice of, and to vote at, the Annual Meeting. The transfer books will not be closed. The Annual Report of the Company, including financial statements for the fiscal year ended January 28, 2006 ("Fiscal 2005"), has been mailed to all shareholders.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THIS MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, OR VOTE BY INTERNET OR TELEPHONE.

By Order of the Board of Directors

MICHAEL J. VEITENHEIMER
Senior Vice President, Secretary
and General Counsel

Fort Worth, Texas
May15, 2006

TABLE OF CONTENTS

THE BOMBAY COMPANY, INC.

550 Bailey Avenue
Fort Worth, Texas 76107
(817) 347-8200

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

June 22, 2006

The Bombay Company, Inc. Board of Directors is soliciting your proxy for use at the Annual Meeting of Shareholders on Thursday, June 22, 2006. This Notice, Proxy Statement and enclosed form of proxy card will be mailed to shareholders beginning Monday, May 15, 2006.

VOTING

Who Can Vote

Only shareholders of record at the close of business on April 24, 2006 will be entitled to notice of and to vote at the Annual Meeting or any adjournments of the meeting. On that date the Company had 36,433,077 shares of Common Stock outstanding. Each share of Bombay Common Stock you own entitles you to one vote.

Employee Benefit Plan Shares. If you are a participant in a Company employee benefit plan that allows participant-directed voting of Common Stock held in the plan, the number shown on the enclosed proxy card includes shares you hold in each plan, as well as any shares you own of record. The trustee for each plan will cause votes to be cast in accordance with your instructions. Plan shares not voted by participants will be voted by the trustee in the same proportion as the votes actually cast by participants, in accordance with the terms of the respective plans.

How You Can Vote

If you are a shareholder whose shares are registered in your name, you may vote your shares by one of the three following methods:

- **Vote by Internet**, by going to the web address www.proxyvote.com and following the instructions for Internet voting shown on the enclosed proxy card.

- **Vote by Phone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the enclosed proxy card.

- **Vote by Mail**, by completing, signing, dating and mailing the enclosed proxy card in the envelope provided or return it to The Bombay Company, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717. If you vote by Internet or phone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this Proxy Statement, or you may need to contact your broker or other nominee to determine whether you will be able to vote by Internet or phone.

If you would like to vote on all proposals in accordance with the recommendations of the Board of Directors, there is no need for you to specify your vote on the individual proposals. Just sign and return your card, or indicate by Internet or phone your desire to vote as recommended by the Board. The named proxies will vote your shares FOR the election of all nominees for director as described under Proposal 1 – Election of Directors, FOR Proposal 2 – Approval of 2006 Non-Employee Director Stock Payment Plan and FOR Proposal 3 – Approval of 2006 Employee Stock Incentive Plan.

If you would like to vote on individual proposals, return your signed and marked proxy card or use Internet or phone voting before the Annual Meeting. The named proxies will vote your shares as you direct. You have three choices on each matter to be voted on. For the election of directors, you may (1) vote FOR all of the nominees, (2) WITHHOLD your vote from all nominees or (3) WITHHOLD your vote from nominees you designate. See Proposal 1 – Election of Directors. For the second and third proposals, you may vote "FOR," "AGAINST" or "ABSTAIN" from voting.

How You May Revoke or Change Your Vote

If you are a shareholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted by one of the following methods:

- Sending written notice of revocation to the Company's Corporate Secretary.
- Submitting another proper proxy with a more recent date than that of the proxy first given by (1) following the Internet voting instructions; (2) following the telephone voting instructions or (3) completing, signing, dating and returning a proxy card to the Company.
- Attending the Annual Meeting and voting by ballot.

If you hold your shares through a broker, bank or other nominee, you may revoke your proxy by following instructions provided by your broker, bank or nominee.

Quorum and Vote Requirements

A majority of the outstanding shares of Common Stock must be present in person or by proxy in order to have a quorum to conduct business at the Annual Meeting. Shares represented by proxies marked "Abstain" or "Withheld" and "broker non-votes" are counted in determining whether a quorum is present. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some or all of the proposals because the broker does not have discretionary voting authority and has not received instructions from its client as to how to vote on a particular proposal.

The affirmative vote of a plurality of shares of Common Stock present in person or represented by proxy at the Annual Meeting is required for the election of each director. Other matters will be decided by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. For matters requiring the affirmative vote of a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote, "broker non-votes" are not counted as among the shares entitled to vote with respect to such matter, and thus have the effect of reducing the number of affirmative votes required to approve a proposal and the number of negative votes or abstentions required to block such approval. Abstentions and withheld votes are counted in determining the total number of votes cast on a proposal. An abstention or withheld vote has the effect of a negative vote. Cumulative voting is not permitted.

How Proxies Are Solicited

The cost of soliciting proxies in the accompanying form has been, or will be, paid by the Company. In addition to the solicitation of proxies by use of the mail, certain officers and regular employees (who will receive no compensation therefor in addition to their regular salaries) may be used to solicit proxies personally and by telephone. In addition, banks, brokers and other custodians, nominees and fiduciaries will be requested to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company will reimburse such persons for their expenses in so doing. To the extent necessary in order to assure sufficient representation, a commercial proxy solicitation firm may be engaged to assist in the solicitation of proxies. Whether such a measure will be necessary depends entirely upon how promptly proxies are received. No outside proxy solicitation firm has been selected or engaged with respect to the Annual Meeting as of the date of this Proxy Statement, and the costs of any such services cannot be estimated at this time.

Householding Information

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, certain shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Annual Report and Proxy Statement, unless one or more of these shareholders notifies us that they would like to continue to receive individual copies. This will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards.

If you and other shareholders of record with whom you share an address currently receive multiple copies of our Annual Report and/or Proxy Statement, or if you hold stock in more than one account, and in either case, you would like to receive only a single copy of the Annual Report or Proxy Statement for your household, please contact our Investors Relations representative by telephone at (817) 347-8200, by e-mail at investor@us.bombayco.com, or by mail to the address listed on the cover of this Proxy Statement, Attention: Investor Relations.

If you participate in householding and would like to receive a separate copy of our 2005 Annual Report and Proxy Statement, please contact us in the manner described in the immediately preceding paragraph. We will deliver the requested documents to you promptly upon receipt of your request.

Electronic Delivery of Proxy Materials and Annual Report

The notice of annual meeting and Proxy Statement and the 2005 Annual Report are available on our website at www.bombaycompany.com. Instead of receiving paper copies of the notice of annual meeting, Annual Report and Proxy Statement in the mail, shareholders can elect to receive an e-mail, including an electronic link to these documents. Opting to receive your proxy materials online will save the cost of producing and mailing documents to your home or business. To sign up for electronic delivery, please follow the instructions on the proxy card to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

SECURITY OWNERSHIP

Securities Owned by Directors and Executive Officers

The following tables set forth as of April 24, 2006 the numbers of shares of Common Stock beneficially owned by each director and director nominee of the Company, each executive officer named in the Summary Compensation Table, all directors and executive officers of the Company as a group, and each person known to Bombay to own more than 5% of the outstanding shares of Common Stock.

Under the rules of the Securities and Exchange Commission, the beneficial ownership of a person or group includes not only shares held directly or indirectly by the person or group but also shares the person or group has the right to acquire within 60 days pursuant to exercisable options and convertible securities. The information below, including the percentage calculations, is based on beneficial ownership of shares rather than direct ownership of issued and outstanding shares. The percentages shown are calculated with reference to the number of shares of Common Stock issued and outstanding on April 24, 2006. Shares purchasable under exercisable options are added to the shares issued and outstanding on that date for the percentage calculations.

Unless otherwise indicated, each person listed below has sole voting power and sole dispositive power with respect to the shares of Common Stock indicated in the table as beneficially owned by such person.

	Shares Beneficially Owned				
Name of Beneficial Owner	Shares	Options	Number of Shares Beneficially Owned	Percent of Class	Stock Equivalent Units (1)
James D. Carreker	528,727	815,000	1,343,727	3.7%	
Elaine D. Crowley	62,405	225,262	287,667	*	
Lucretia D. Doblado	33,461	80,000	113,461	*	
Susan T. Groenteman	0	30,000	30,000	*	16,737
Paul V. Higham	0	10,000	10,000	*	3,549
Bruce A. Quinnell	0	10,000	10,000	*	4,000
Paul J. Raffin	7,234	36,000	43,234	*	14,298
Julie L. Reinganum	26,641	51,000	77,641	*	9,707
Donald V. Roach	59,097	190,000	249,097	*	
Laurie M. Shahon	12,170	35,000	47,170	*	5,465
Bruce R. Smith	14,526	61,000	75,526	*	11,371
Nigel Travis	27,083	46,000	73,083	*	
Steven C. Woodward	48,611	95,000	143,611	*	
All present executive officers and directors as a group (18 persons)	911,122	2,061,744	2,972,866	8.2%	65,127

*Less than one percent (1%)

(1) As of January 28, 2005, these units are held in the Non-Employee Directors' Equity Plan. The value of a director's unit account is measured by the price of the Common Stock. The plan is described under the section heading "Compensation of Directors." Not all units may be acquired within 60 days so units are not included in beneficial ownership totals.

Securities Owned by Other Principal Shareholders (Greater than 5%)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue Santa Monica, CA 90401	3,182,790 shares (1)	8.7%
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94105	2,922,300 shares (2)	8.0%

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(1) Dimensional Fund Advisors, Inc. filed with the Securities and Exchange Commission a Schedule 13G, dated February 1, 2006 (the "Dimensional 13G"). Dimensional Fund Advisors, Inc. may be deemed to beneficially own the number of shares of Common Stock indicated above all of which are owned by registered investment companies, commingled group trusts and separate accounts ("Funds") to which Dimensional Fund Advisors, Inc. furnishes investment advice or serves as investment manager. Dimensional Fund Advisors, Inc. disclaims beneficial ownership of all the shares owned by the Funds.

(2) Wells Fargo & Company and certain of its subsidiaries (including Wells Capital Management Incorporated) jointly filed with the Securities and Exchange Commission a Schedule 13G dated January 24, 2006 (the "Wells Fargo 13G"). The address of Wells Capital Management Incorporated is 525 Market Street, 10th Floor, San Francisco, CA 94105. According to the Wells Fargo 13G, the number of shares reported above includes the following: (a) for Wells Fargo & Company: sole voting power – 2,651,700; shared voting power – 0; sole dispositive power – 2,922,300 and shared dispositive power – 0; and (b) for Wells Capital Management Incorporated: sole voting power – 2,651,700; shared voting power – 0; sole dispositive power – 2,865,300 and shared dispositive power – 0.

CORPORATE GOVERNANCE

Introduction

The Company actively supports good corporate governance practices and continually reviews best practices for implementation where appropriate for the Company. We believe that good governance starts with an independent board that is highly accountable to our shareholders, built on open communication. We believe that our governance practices create an appropriate structure for managing the Company's strategic objectives and driving long-term shareholder value.

Our key corporate governance practices include the following:

- The Board must be controlled by a strong majority of independent directors. Currently, only one of our employees, our Chief Executive Officer, is a director of the Company.
- Each Board meeting includes an executive session of all non-management members of the Board and the Chief Executive Officer. Time is also reserved for the non-management directors to meet in executive session chaired by the Lead Director, without the Chief Executive Officer present, during each meeting.

- All Board committees are composed entirely of independent directors. The Board of Directors, under the guidance of the Compensation and Human Resources Committee, annually reviews the performance of the Chief Executive Officer.

- The full Board annually conducts a review to improve its performance.

- Directors must submit a resignation for consideration by the Board upon any substantial change in principal employment.

From time to time, we may revise our corporate governance policies in response to changing regulatory requirements and evolving best practices. A complete copy of our Statement of Corporate Governance Practices is available on line at www.bombaycompany.com in the Investor Relations section.

Director Independence

Under current NYSE rules, a director of the Company only qualifies as "independent" if the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board of Directors has established guidelines to assist it in determining whether a director has a material relationship with the Company. Under these guidelines, a director is not considered to have a material relationship with the Company if he or she is independent under Section 303A.02(b) of the NYSE Listed Company Manual and he or she:

- is an executive officer or an employee, or has an immediate family member who is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services, unless the amount of such payments or receipts, in any of the three fiscal years preceding the determination, exceeded the greater of $1 million, or two percent (2%) of such other company's consolidated gross revenues;

- is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, unless the total amount of either company's indebtedness to the other is more than five percent (5%) of the total consolidated assets of the company for which he or she serves as an executive officer;

- is a director of another company that does business with the Company, *provided* that he or she owns less than five percent (5%) of the outstanding capital stock of the other company and recuses himself or herself from any deliberations of the Company with respect to such other company; or

- serves as an executive officer of a charitable organization, unless the Company's charitable contributions to the organization, in any of the three fiscal years preceding the determination, exceeded the greater of $1 million, or two percent (2%) of such charitable organization's consolidated gross revenues.

Ownership of a significant amount of the Company's stock, by itself, does not constitute a material relationship.

For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists is made by the other members of the Board of Directors who are independent (as defined above).

Based upon the above, the Board of Directors has affirmatively determined that Susan T. Groenteman, Paul V. Higham, Bruce A. Quinnell, Paul J. Raffin, Julie L. Reinganum, Laurie M. Shahon, Bruce R. Smith and Nigel Travis qualify as "independent" in accordance with the published listing requirements of the New York Stock Exchange. In addition, the Board has determined as to each independent director that no material relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Business Conduct and Ethics

The Company is committed to conducting business lawfully and ethically. All of our employees, including our Chief Executive Officer and senior financial officers, are required to act at all times with honesty and integrity. Our Code of Business Conduct and Ethics covers areas of professional conduct, including conflicts of interest, the protection of corporate opportunities and assets (including intellectual property), employment policies, confidentiality and vendor standards, and requires strict adherence to all laws and regulations applicable to our business. Our Code of Business Conduct and Ethics also describes the means by which an employee can anonymously report any actual or apparent violation of our Code of Business Conduct and Ethics. A complete copy of our Code of Business Conduct and Ethics is available on line at www.bombaycompany.com in the "Investor Relations" section.

Stock Ownership Guidelines

The Board of Directors has established minimum ownership guidelines with respect to the Company's Common Stock for all directors and officers of the Company. Under the guidelines, the directors and officers, within the five-year period commencing with the later of the date the guidelines were adopted or the date they join the Company, will be expected to own shares of Common Stock (or equivalent stock units) as follows:

Directors:	$50,000
Chief Executive Officer:	5 times base salary
Executive and Senior Vice Presidents:	2 times base salary
Vice Presidents:	1 times base salary

At the end of Fiscal 2005, all directors with five or more years of service met the ownership guidelines. As discussed in the Compensation and Human Resources Committee Report, the Committee reviews the stock ownership of officers annually to determine their progress towards meeting their stock ownership guidelines.

Director Candidates

Any shareholder may recommend a director candidate to the Company. The Board of Directors, through the Governance and Nominations Committee, will consider all such bona fide nominees. Shareholders desiring to recommend a director candidate should submit such nominee, in writing, to: Governance and Nominations Committee, Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, TX 76107. If the Board, on recommendation by the Governance and Nominations Committee, determines to nominate a shareholder-recommended candidate and recommends his or her election as a director by the shareholders, the name will be included in the Company's proxy card for the shareholders meeting at which his or her election is recommended. The following information should be submitted with the recommendation, and the Governance and Nominations Committee will consider a recommendation only if all of the information is provided on a timely basis:

- a statement from the nominee consenting (i) to be named in the Proxy Statement and proxy card if selected and (ii) to serve on the Board if elected;

- whether the candidate qualifies as "independent" under the objective New York Stock Exchange listing standards applicable to the Company;

- the nominee's biographical data (including other boards on which the nominee serves), business experience and involvement in legal proceedings, including any involving the Company;

- transactions and relationships between the nominee and the recommending shareholders, on the one hand, and the Company or its management on the other hand;

- the nominee's Company stock trading history and current ownership information;

- any material proceedings to which the nominee or associates of the nominee are a party that are adverse to the Company;

- information regarding whether the recommending shareholders or nominee (or their affiliates) have any plans or proposals for the Company;

- whether the recommending shareholders and nominee seek to use the nomination to redress personal claims or grievances against the Company or other persons or to further personal interests or special interests not shared by shareholders at large; and

- such other information as the Committee may deem appropriate.

The minimum qualifications and specified qualities or skills that the Committee believes a nominee must possess are set forth in the Company's Statement of Corporate Governance Practices, which is available on the Company's website at www.bombaycompany.com in the Investor Relations section. These criteria include the candidate's integrity, business acumen, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all shareholders. The Governance and Nominations Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The process employed by the Company for identifying and evaluating nominees is as follows:

- the collection of a list of potential candidates from, among others, management, board members and shareholder recommendations (either in advance of the annual meeting or from time to time);

- the engagement of a search firm, if deemed appropriate;

- communications with board members and management, particularly the chief executive officer, to identify possible nominees;

- the evaluation of potential conflicts, including financial relationships and plans or proposals to acquire control of the Company;

- the evaluation of whether the candidate would be a "special interest" or "single issue" director to an extent that would impair such director's ability to represent the interests of all shareholders;

- committee meetings to narrow the list of potential candidates;

- interviews with a select group of candidates;

- selection of a candidate most likely to advance the best interests of shareholders; and

- the recommendation of the candidate for Board approval, specifying the appropriate term and timing for submission to shareholders for election.

The Governance and Nominations Committee will evaluate candidates recommended by shareholders by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

Communication from Shareholders

Any shareholder who desires to contact the Board of Directors, the Lead Director or specific members of the Board may do so by writing to: Board of Directors, Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, TX 76107. Alternatively, communication may be sent electronically by sending an email to the following address: BOD@us.bombayco.com. Communications received are distributed to the Lead Director or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received. Any issues regarding accounting, internal control over financial reporting and auditing matters will be forwarded to the Chair of the Audit and Finance Committee for review and consideration. No communication will be screened out without the approval of the appropriate committee chair, unless the communication falls within a general category (e.g., solicitation) that has been identified by the Governance and Nominations Committee as improper or irrelevant.

Website Access

A corporate governance section is maintained on the Company's website that includes key information about the Company's governance initiatives. That information includes the Statement of Corporate Governance Practices, charters for the Audit and Finance, Compensation and Human Resources and Governance and Nominations Committees, Code of Business Conduct and Ethics and Whistleblower Policy. The corporate governance section may be found at www.bombaycompany.com by clicking "Investor Relations" and then "Corporate Governance." Shareholders may also obtain copies of these documents by contacting the Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, TX 76107 or by calling 817-347-8200. The Board will review and periodically update these documents and policies as it deems necessary and appropriate.

ELECTION OF DIRECTORS

(Proposal 1)

The Certificate of Incorporation of the Company provides that the Board of Directors shall be divided into three classes, approximately equal in number, with staggered terms of three years so that the term of one class expires at each annual meeting. The terms of office of the directors in Class C expire with the Annual Meeting. Vacancies on the Board of Directors or newly created directorships may be filled by a vote of the directors then in office and any director so chosen will hold office until the next election of the class for which that director was chosen. During the past year, the Board of Directors filled the vacancy created by the departure of Mr. John Costello by adding Mr. Bruce A. Quinnell to Class B and created a new directorship, adding Mr. Paul V. Higham to Class C.

Mr. Quinnell has advised the Company that due to personal reasons, he intends to leave the Board as of the Annual Meeting on June 22, 2006. It is anticipated that the Company's new Chief Executive Officer will fill the vacancy caused by Mr. Quinnell's departure. Additionally, Mr. James D. Carreker has elected not to stand for re-election and intends to leave the Board as of the end of his employment agreement on June 3, 2006. On recommendation of the Governance and Nominations Committee, the Board of Directors has decided to reduce the size of the Board to eight members.

The Board of Directors has nominated two persons for election as directors in Class C at the Annual Meeting to serve for three-year terms expiring in 2009 or until their successors are elected and qualified. Mr. Paul V. Higham and Mr. Nigel Travis are currently serving as directors and have consented to serve upon election. Shareholders may only vote for the two nominees listed.

Directors Who Are Nominated For Election

Director's Name	Age	Principal Occupation	Director Since	Term to Expire
Paul V. Higham	59	Owner H Factor	2005	2009
Nigel Travis	56	President and Chief Executive Officer Papa John's International, Inc.	2000	2009

Additional information regarding the two nominees for election as directors of the Company is as follows:

Paul V. Higham was elected to the Board of Directors in June 2005. He is currently the owner of H Factor, a marketing consulting company, which he created following his retirement from Wal-Mart Stores Inc. as its Senior Vice President and Chief Marketing Officer, a position held from 1988 to 2002. During his tenure, Wal-Mart grew from $19 billion in sales to $219 billion in sales, making Wal-Mart the largest company in the world. Prior to joining Wal-Mart, he was Vice President of Advertising for Target Stores. Mr. Higham was inducted into the Retail Hall of Fame in 2000. He is the recipient of many honors and awards, including the first Ad Age Marketer of the Year award, the Pro Bono Publico award, recognition from the Environmental Programme of the United Nations, The President's Award from the International Mass Retailer Association, and the Science Award from The Gallop Organization. Mr. Higham has served as advisor for a number of other organizations including the Marketing Advisory Board of the United States Postal Service, the Wal-Mart Foundation, the National Retail Federation, the Grocery Marketing Association and the Newspaper Association of America.

Nigel Travis was elected to the Board of Directors in August 2000 and currently serves as Lead Director for the Board. He is also President and Chief Executive Officer and a member of the Board of Directors of Papa John's International, Inc., as of April 1, 2005, after having served as President and Chief Operating Officer of Blockbuster Inc. until late 2004. While at Blockbuster, Mr. Travis also served as Executive Vice President and President, Worldwide Stores Division from December 1999 to October 2001, as President, Worldwide Retail Operations from 1998 to 1999, as Executive Vice President and President, International from 1997 to 1998 and as Senior Vice President, Europe from 1994 to 1997. Prior to his service with Blockbuster, Mr. Travis was employed by Grand Metropolitan from 1985 to 1994, with his final position as Managing Director, Europe, Middle East and Africa for Burger King Corporation, headquartered in Uxbridge, England. Mr. Travis also served as the senior independent director and was a member of the Audit Committee of the Board of Directors of Limelight, PLC in the UK from October 1996 to August 2000.

The Board of Directors recommends a vote "FOR" the election of Mr. Higham and Mr. Travis as directors of the Company.

Continuing Directors Whose Terms Are Not Expiring

Director's Name	Age	Principal Occupation	Director Since	Term to Expire
Susan T. Groenteman	51	Chief Investment Officer Aimbridge Holdings	2003	2008
Paul J. Raffin	52	President Express, Inc.	2002	2007
Julie L. Reinganum	50	President and Chief Executive Officer Pacific Rim Resources, Inc.	2000	2007
Laurie M. Shahon	54	President Wilton Capital Group	2003	2008
Bruce R. Smith	64	Business Consultant	1999	2007

Additional information regarding the continuing directors of the Company is as follows:

Susan T. Groenteman was elected to the Board of Directors in May 2003. She is currently Chief Investment Officer of Aimbridge Holdings, a position she has held since February 2004. Aimbridge Holdings owns businesses engaged in the financial services, hospitality and automotive industries. Ms. Groenteman was formerly Chief Investment Officer of Crow Holdings, Inc. in Dallas, Texas, where she was employed from 1986 to 2003. Crow Holdings is a diversified investment holding company with a variety of interests including financial investments, real estate related businesses and other private operating businesses. Ms. Groenteman's career includes positions at General Electric Credit Corporation, Arthur Andersen, where she practiced as a Certified Public Accountant, and at Trammell Crow Hotel Company. She also serves as President and board member of Gilda's Club North Texas, a charitable cancer support organization.

Paul J. Raffin was elected to the Board of Directors in December 2002. Mr. Raffin was promoted to President of Express, Inc., a $2.0 billion division of Limited Brands, in March 2004, after having served as Executive Vice President of Merchandising since 1997. Express operates over 700 men's and women's fashion stores. Prior thereto, he was President, Mail Order of J. Crew from 1995 to 1997, President of Gant, a division of Crystal Brands, from 1994 to 1995 and President of the Colours and Coloursport Division of Colours by Alexander Julian from 1990 to 1994 after being Vice President, General Merchandising Manager from 1986 to 1990. Mr. Raffin began his retailing career at Bloomingdale's in 1975 and has also held various management positions at Izod Lacoste (Division of General Mills), Merona Sport (Division of Oxford Industries) and Tricots St. Rafael.

Julie L. Reinganum has been a member of the Board of Directors since August 2000. Since 1988, she has been President and Chief Executive Officer of Pacific Rim Resources, Inc., a management consulting firm serving multinational corporations. Prior thereto, Ms. Reinganum held positions at American International Group from 1986 to 1988 and at Pacific Telesis International from 1984 to 1986. From 1979 to 1982, she worked for the National Committee on US-China Relations. Ms. Reinganum serves on the boards of Hopkins Nanjing Center for Chinese and American Studies, the University of San Francisco Center for the Pacific Rim and Golden Javelin Ltd., a Hong Kong investment firm.

Laurie M. Shahon was elected to the Board of Directors in May 2003. She is the founder and President of Wilton Capital Group, a private direct investment firm headquartered in New York City. The primary focus of Wilton Capital is consumer products, retailing, financial institutions, distribution, healthcare and telecommunications. Ms. Shahon's background includes positions with Morgan Stanley, Salomon Brothers and '21' International Holdings. She also serves on the Board of Directors of Kitty Hawk, Inc.

Bruce R. Smith joined the Board of Directors in September 1999. Mr. Smith retired in 2005. Prior thereto, he served as a founding partner of i3 Partners Consulting, which provides Board and CEO-level consulting to companies and equity capital firms focusing on sales, marketing and business development management. He also was a principal with Nextera/Sibson Consulting Group, responsible for the creation and business development of the equity capital services practice. From 1994 to 1998, Mr. Smith served as Chairman of the Board, President and Chief Executive Officer of Integration Alliance Corporation, a distribution, integration and marketing company that provided a high value, complex systems channel model for the Hewlett Packard UNIX, 3000 and NT environments. Prior thereto, he was President, Client Systems Company of Distribution Resources Corporation from 1991 to 1994. He also served as a founding board member of Alternative Resources Corp., a NASDAQ company, and Jefferson Wells International, which was sold to Manpower, Inc. in 2002.

The Board, Board Committees and Meetings

The Board of Directors is the ultimate decision-making body of the Company except with respect to those matters reserved to the shareholders. The primary responsibilities of the Board are oversight, counseling and direction of the Company's management in the long-term interests of the Company and our shareholders. The Board is also responsible for hiring, overseeing and evaluating management, particularly the Chief Executive Officer. During the time that Mr. James D. Carreker serves as both Chairman of the Board and Chief Executive Officer, the Board has designated Mr. Nigel Travis as the Lead Director. Board agendas include regularly scheduled sessions for the independent directors to meet without management present, and the Board's Lead Director leads those sessions.

For Fiscal 2005, the Board of Directors met 14 times, nine by telephone conference calls. No director who served the entire fiscal year attended less than seventy-five percent (75%) of the meetings of the Board or any of its committees. Although the Company does not have a formal policy requiring them to do so, it encourages its directors to attend the Annual Meeting. All directors except one attended the Annual Meeting last year. The Company does not have a formal policy limiting the number of board seats that may be held by a director, but the Board expects, and is confident that, each director will meet his or her time commitments to the Company.

The Board has three standing Committees, described below. Committee appointments are recommended by the Governance and Nominations Committee at or near the beginning of each fiscal year and are approved by the Board at its next meeting. Each committee is governed by a written charter which expressly provides that the committee has the sole discretion to retain, compensate and terminate its advisors. Current copies of the charters of each committee are available to shareholders on the Company's website at www.bombaycompany.com in the Investor Relations section or on request from the office of the Corporate Secretary.

Audit and Finance Committee. The Audit and Finance Committee consists of Laurie M. Shahon (Chair), Susan T. Groenteman, Bruce A. Quinnell and Julie L. Reinganum, each of whom is an independent director under the listing standards of the New York Stock Exchange. All the committee members are "financially literate," and the Board has determined that Ms. Shahon, the Committee Chair, qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission. The Audit and Finance Committee assists the Board in monitoring the quality and integrity of the Company's financial reports and accounting and reporting practices, the adequacy of the Company's internal control over financial reporting, the independence and performance of the Company's internal and external auditors, and the compliance with the Company's Code of Business Conduct and Ethics. The Audit and Finance Committee has the sole authority to retain, compensate and terminate the Company's independent registered public accounting firm. Its duties are set forth in a written Audit and Finance Committee Charter. The Committee met 17 times during Fiscal 2005 with 13 meetings by telephone conference calls.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee consists of Bruce R. Smith (Chair), Paul V. Higham, Paul J. Raffin and Julie L. Reinganum, each of whom is an independent director under the listing standards of the New York Stock Exchange. The Compensation and Human Resources Committee is primarily concerned with the Company's organization, salary and non-salary compensation and benefit programs, succession planning and related human resources matters. The Committee also evaluates the Chief Executive Officer and recommends to the Board of Directors annual salaries and bonus programs and administers certain retirement, stock option and other plans covering executive officers. Further details of the Committee's activities during Fiscal 2005 are described in the Compensation and Human Resources Committee Report contained in this Proxy Statement. The Committee met five times during Fiscal 2005, with one meeting by telephone conference call.

Governance and Nominations Committee. The Governance and Nominations Committee consists of Nigel Travis (Chair), Laurie M. Shahon and Bruce R. Smith, each of whom is an independent director under the listing standards of the New York Stock Exchange. The Committee was formed to address governance issues, to ensure that the Board and its Committees carry out their functions in accordance with governing law, regulations and their charters, to ensure that an assessment of the effectiveness of the Board and its Committees is completed at least on an annual basis, and to identify, recruit, nominate and orient new directors. It also has the responsibility for shaping Bombay's corporate governance practices, including the development and periodic review of the corporate governance guidelines and the Board committee charters and director compensation. The Committee has adopted a policy regarding, and will consider, nominations submitted by shareholders. See discussion under "Director Candidates." The Committee met five times during Fiscal 2005, with three meetings by telephone conference calls.

Compensation of Directors

Fees. During Fiscal 2005, compensation for non-employee directors was set as follows:

Annual Retainer	$35,000
Lead Director Retainer	50,000
Committee Chair Additional Retainers:	
Audit and Finance Chair	15,000
Compensation and Human Resources Chair	10,000
Governance and Nominations Chair	5,000
Board Meeting Fee	1,500
Committee Meeting Fee	1,000
Telephone Meeting Fee	500

The Lead Director is not paid the additional Committee Chair retainer. No fees are paid for actions taken by unanimous written consent in lieu of a meeting. The Company also reimburses directors for travel, lodging and related expenses incurred in attending meetings and provides directors with travel accident and directors' liability insurance.

Stock Options. Members of the Board receive stock options granted pursuant to the 2005 Non-Employee Director Stock Option Plan (the "Director Option Plan"), which was approved by shareholders at last year's annual meeting.

The Director Option Plan is administered by the Board of Directors, which has adopted a compensation program that provides for an initial grant of a nonqualified option to new directors upon joining the Board, and an annual grant of nonqualified options to continuing directors. The initial and annual option grants are for 10,000 shares. Committee chairs are awarded an additional option grant covering 2,500 shares on an annual basis. The initial grant vests 20% per year over a five-year period and the annual grants vest in full six months after the grant. In the event of a change in control, as defined in the plan, all outstanding options become immediately exercisable.

Fees in Stock/Deferrals. Non-employee directors may, pursuant to the Amended and Restated Directors' Equity Plan (the "Directors' Equity Plan"), opt to be paid their retainers and meeting fees in the form of Common Stock distributed to such director on a quarterly basis or choose to defer the receipt of retainers and meeting fees, which are then credited in stock units equivalent to Common Stock and held by the Company in an account for the benefit of each participating director. Directors who defer at least 50% of the annual retainer are paid an additional 25% of the amount of the deferral, also in the form of stock units. The stock units, which are fully vested, become payable in the form of Common Stock upon retirement from the Board or otherwise as specified in the director's election notice. The stock units are adjusted for stock dividends, stock splits, combinations, reclassifications, recapitalizations or other capital adjustments. In the event of a change in control, as defined in the plan, all stock units are immediately payable. Substantially all of the remaining shares authorized to be issued under the Directors' Equity Plan were used during Fiscal 2005 and no further issuance will be made pursuant to that plan. Future director payments in stock and deferrals into stock units will be made pursuant to the 2006 Non-Employee Director Payment Plan, provided shareholders approve the plan at the Annual Meeting. See "Approval of 2006 Non-Employees Director Payment Plan".

Report of the Audit and Finance Committee

The Audit and Finance Committee assists the Board of Directors by providing independent, objective oversight of the Company's financial reporting process, public financial statements, internal control over financial reporting, compliance with legal and regulatory requirements and the independence, qualifications and performance of the independent registered public accounting firm and the internal auditors. It also reviews interim financial information contained in each quarterly earnings announcement and Form 10-Q with management, the internal auditor and independent registered public accounting firm prior to public release. In addition, the Committee, or a representative of the Committee, reviews with management the basis of forward looking statements, if any, contained in the Company's monthly revenue releases and quarterly earnings releases. The Audit and Finance Committee, comprised entirely of independent directors, operates under a written charter adopted by the Board of Directors that is available on the Company's website. The Committee reviews the adequacy of the charter at least annually.

Management is responsible for the preparation and fair presentation of the Company's financial statements, for maintaining effective internal controls over financial reporting and for compliance with legal and regulatory requirements. Management is also responsible for assessing and maintaining the effectiveness of the internal control over financial reporting in compliance with Sarbanes-Oxley Section 404 requirements. The independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for performing an integrated audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion as to the fairness of those statements in conformity with generally accepted accounting principles. The internal auditors are responsible for assisting management in its evaluation and testing of the effectiveness of the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit and Finance Committee met 17 times during Fiscal 2005 with the independent registered public accounting firm and/or management present. Its regular quarterly meetings, and otherwise as circumstances require, also include sessions with the independent registered public accounting firm and the Director of Internal Audit without management present. During the course of these meetings, members of the Committee reviewed and discussed with management and with PricewaterhouseCoopers LLP the audited financial statements for Fiscal 2005, their judgments as to the quality, not just the acceptability, of the Company's application of accounting principles, and such other matters as are required to be discussed with the Audit and Finance Committee under generally accepted auditing standards. It also reviewed and discussed the internal control over financial reporting, the audit plans and results, and the matters required to be discussed with PricewaterhouseCoopers LLP by Statement of Auditing Standards No. 61, *Communications with Audit Committees*, as amended. The Committee reviewed and discussed with PricewaterhouseCoopers LLP management's report on internal control over financial reporting and the related audit performed by them. In addition, the Audit and Finance Committee reviewed the written disclosures and letter from PricewaterhouseCoopers LLP required by *Independence Standard Board Standard No. 1*, as amended, have discussed with PricewaterhouseCoopers LLP their independence and after consideration of non-audit services provided by them to the Company, concluded that their independence has been maintained.

Based on the above, in reliance on management and PricewaterhouseCoopers LLP, and subject to the limitations of our role, the Audit and Finance Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2006, for filing with the Securities and Exchange Commission.

Laurie M. Shahon, Chair
Susan T. Groenteman
Bruce A. Quinnell
Julie L. Reinganum

Independent Registered Public Accounting Firm's Fees

The following table presents the aggregate fees billed for services rendered by PricewaterhouseCoopers LLP for Fiscal 2005 and the fiscal year ended January 29, 2005 ("Fiscal 2004").

	Fiscal 2005	Fiscal 2004
Audit Fees (1)	$1,021,228	$1,045,380
Audit-Related Fees (2)	8,500	15,000
Tax Fees (3)	74,915	44,675
All Other Fees	0	0
Total Fees	$1,104,643	$1,105,055

(1) Audit Fees are fees related to professional services rendered in connection with the audit of the Company's annual financial statements, the reviews of the financial statements included in each Quarterly Report on Form 10-Q and statutory audits.

(2) Audit-Related Fees are fees for assurance and related services. During Fiscal 2005, this consisted primarily of services related to the review and filing of three S-8 Registration Statements related to various Company stock plans. For Fiscal 2004, this sum represented services related to Securities and Exchange Commission review and correspondence.

(3) Tax Fees are fees billed for professional services related to tax returns, tax planning and advice and assistance with international tax audits.

Audit and Finance Committee's Pre-approval Policy and Procedures

The Audit and Finance Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our independent registered public accounting firm. The Company may not engage our independent registered public accounting firm to render any audit or non-audit services unless either the services are approved in advance by the Audit and Finance Committee or the engagement to render the service is entered into pursuant to the Audit and Finance Committee's pre-approval policies and procedures. Under the pre-approval policy, the Audit and Finance Committee pre-approves by type and amount the services expected to be provided by the independent registered public accounting firm during the coming year. This pre-approval is done annually and is documented as an exhibit to the minutes of an Audit and Finance Committee meeting. Any services to be provided by the independent registered public accounting firm that are not pre-approved as part of the annual process must be separately pre-approved by the Audit and Finance Committee, including the related fees. The Audit and Finance Committee must separately pre-approve any significant changes in scope or fees for approved services. No pre-approval authority is delegated to management.

The types of services the Audit and Finance Committee pre-approves annually are audit, audit-related and certain tax services. Audit services include the annual audit and quarterly reviews, statutory audits, and normal assistance with periodic Securities and Exchange Commission filings. Audit-related services include consultation on the application of proposed accounting and auditing standards and consultation on the accounting for proposed transactions. Tax services include preparation of federal and Canadian income tax returns as well as returns for our southeast Asia operations, and assistance in examinations by taxing authorities and consultation on related tax matters.

The Audit and Finance Committee may delegate to the Chairman or one or more other members of the Committee the authority to grant approvals between Audit and Finance Committee meetings for services not approved as part of the annual approval process. Such approvals must be reported to the full Audit and Finance Committee at its next meeting.

During Fiscal 2005, no services were provided to the Company by PricewaterhouseCoopers LLP other than in accordance with the pre-approval policies and procedures described above.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, certified public accountants, served as the independent registered public accounting firm for the Company for Fiscal 2005 and has been engaged to perform the limited review of the first quarter results for the current fiscal year. The Audit and Finance Committee has not selected the independent registered public accounting firm for the audit of the current year because the selection will not be made until after the final Audit and Finance Committee meeting on the prior year's audit is held and the Audit and Finance Committee has an opportunity to review and consider a proposal from PricewaterhouseCoopers LLP for the current fiscal year. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

APPROVAL OF 2006 NON-EMPLOYEE DIRECTOR STOCK PAYMENT PLAN

(Proposal 2)

Introduction

The Board of Directors recommends that shareholders approve the Company's 2006 Non-Employee Director Stock Payment Plan (the "Director Payment Plan"). The Director Payment Plan would govern the payment of Board and Committee Chair retainer fees and meeting attendance fees to each member of the Board of Directors of the Company who is not an employee of the Company or of any affiliate of the Company ("Non-Employee Directors"). Non-Employee Directors may elect to receive their fees in the form of Common Stock and to defer such payments.

Based upon the recommendation of its Compensation and Human Resources Committee, the Board of Directors has unanimously approved the Director Payment Plan, with the provisions thereof related to the issuance of Common Stock being subject to shareholder approval at the Annual Meeting. The Director Payment Plan is designed to support the Company's long-term business objectives in a manner consistent with our executive compensation philosophy. The Board believes that by allowing the Company to continue to offer its Non-Employee Directors an opportunity to elect to receive their fees in the form of Common Stock through the Director Payment Plan, the Company will promote the following key objectives:

- to secure and retain the services of persons capable of serving as members of the Company's Board of Directors; and

- to more closely align the interests of the members of the Company's Board of Directors with those of the Company's shareholders so as to provide incentives for such persons to exert maximum efforts for the success of the Company.

A maximum of 200,000 shares of Common Stock will be reserved for issuance for payment of fees under the Director Payment Plan. The Board believes that this number represents a reasonable amount of potential equity dilution and provides a close alignment for Non-Employee Directors to increase the value of the Company for all shareholders.

We strongly believe that our equity compensation program and emphasis on creating long-term shareholder value have been integral to our success in the past and will be important to our future growth. Therefore, we consider approval of the Director Payment Plan vital to the future success of the Company.

Summary of the Director Payment Plan

The principal features of the Director Payment Plan are summarized below. The summary does not contain all information that may be important to you in deciding how to vote with respect to the Director Payment Plan. The summary is subject, in all respects, to the terms of the Director Payment Plan, a copy of which is attached as Exhibit "A" to this Proxy Statement.

Name of Director Payment Plan; Effective Date

The Director Payment Plan will be named "The Bombay Company, Inc. 2006 Non-Employee Director Stock Payment Plan." The Director Payment Plan will be deemed to have become effective as of January 29, 2006, but it will include the provisions thereof related to the issuance of Common Stock only if it is approved by shareholders at the Annual Meeting.

Purpose

The purpose of the Director Payment Plan is to provide a means by which Non-Employee Directors will be given an opportunity to elect to receive their Board and Committee Chair retainer fees and meeting attendance fees in the form of Common Stock and to defer such payments. The Company, by means of the Director Payment Plan, seeks to retain the services of persons now serving as Non-Employee Directors, to secure and retain the services of persons capable of serving in that capacity, and to more closely align the interests of the members of the Board of Directors with those of the Company's shareholders so as to exert maximum efforts for the success of the Company.

Director Payment Plan Administration

The Director Payment Plan will be administered by the Board unless and until the Board delegates administration to a committee. The Board may delegate the administration of the Director Payment Plan to a committee consisting of at least two members of the Board who are non-employee directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If administration is delegated to a committee, the committee has the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Director Payment Plan, as may be adopted from time to time by the Board. The Board may abolish the committee at any time and revest in the Board the administration of the Director Payment Plan.

The Board has the power to construe and interpret the Director Payment Plan, and the power to establish, amend and revoke rules and regulations for administration of the Director Payment Plan. The Board has discretion to correct any defect, omission or inconsistency in the Director Payment Plan to make it fully effective.

Eligibility

Only Non-Employee Directors may participate in the Director Payment Plan.

Authorized Shares

The Director Payment Plan authorizes the issuance of 200,000 shares of Common Stock. The shares may be newly issued or treasury shares.

Payment of Fees in Common Stock

Non-Employee Directors are generally paid Board and Committee Chair retainer fees ("Retainer Fees") and meeting attendance fees ("Meeting Fees") on a quarterly basis during the Company's fiscal year. Under the provisions of the Director Payment Plan, 50% of the Retainer Fees will be automatically paid in the form of shares of Common Stock. The remaining Retainer Fees and all Meeting Fees are payable in cash. The Director Payment Plan allows Non-Employee Directors to elect to have any portion of the Retainer Fees and Meeting Fees that otherwise would be paid in cash to be paid in the form of shares of Common Stock. Any such election must be made in the fiscal year quarter preceding the quarter in which the election takes effect. The election may be revoked or changed by the Non-Employee Director for any fiscal year quarter subsequent to the date such revocation or change is made.

For the 2006 fiscal year, rather than paying all Retainer Fees and Meeting Fees each fiscal quarter, 50% of Retainer Fees are scheduled to be paid in the form of Common Stock after the end of the fiscal year (the "Deferred Retainer Fees"), and the Company will make a matching contribution in the form of Common Stock equal to 25% of the Deferred Retainer Fees. The remaining 50% of Retainer Fees (the "Standard Retainer Fees") and all Meeting Fees will be paid quarterly. No matching contribution will be made with respect to Standard Retainer Fees or Meeting Fees for fiscal year 2006.

Generally, the number of shares of Common Stock paid to Non-Employee Directors will be determined by dividing the amount of fees payable by the fair market value of a share of Common Stock on the date the fees would have been paid in cash had there been no election to receive the fees in Common Stock, but the number of shares paid for the 2006 fiscal year Deferred Retainer Fees (and the 25% matching contribution) will be determined as of the tenth business day of the 2007 fiscal year. The amount of any fractional share will be paid in cash.

Deferral of Fees

The Director Payment Plan generally allows Non-Employee Directors to make an irrevocable election on or before the December 31 immediately preceding the beginning of the Company's fiscal year to defer the payment of all or a portion of their Retainer Fees and Meeting Fees that would be paid with regard to that fiscal year. In addition, for the 2006 fiscal year, Non-Employee Directors could elect to further defer payment of Deferred Retainer Fees and the related matching contribution by submitting to the Company an irrevocable written and signed election prior to the beginning of the 2006 fiscal year.

As noted above, the Company will make a matching contribution equal to 25% of the Deferred Retainer Fees for the 2006 fiscal year. This matching contribution will be paid at the same time as the Deferred Retainer Fees. In subsequent fiscal years, if a Non-Employee Director elects to defer at least 50% of his or her Retainer Fees (when added to any fiscal year fees paid for such year on a basis similar to the Deferred Retainer Fees for 2006), the Company will make a matching contribution with respect to such Deferred Retainer Fees equal to 25% of the amount so deferred but such amount, when added to the matching contributions with respect to any fiscal year fees paid for such year on a basis similar to the Deferred Retainer Fees for 2006, shall not exceed 12.5% of the total Retainer Fees otherwise payable to the Non-Employee Director with respect to that particular fiscal year.

Amounts deferred will be credited in stock units to a bookkeeping reserve account maintained by the Company at the time such amounts would have been paid in the absence of a deferral election. The number of stock units credited to each account will be determined by adding the amount of fees to be deferred to the matching contribution, if any, and dividing such sum by the fair market value of a share of Common Stock on the date the fees would have been paid in cash had the deferral election not been made. All stock units credited to accounts pursuant to the Director Payment Plan will be at all times fully vested and non-forfeitable.

In the event a Non-Employee Director suffers a severe financial hardship resulting from extraordinary and unforeseeable circumstances, the Company may make a distribution to the Non-Employee Director with respect to any portion of the stock units credited to the Non-Employee Director's account. The distribution may be up to, but not in excess of, the total stock units credited to the account as of the date of the distribution. The Non-Employee Director's account will be reduced by the amount distributed.

Stock units credited to each account will be payable in an equal number of shares of Common Stock by means of a single distribution made when specified in the applicable deferral election.

Change of Control

A Change of Control, as defined in the Director Payment Plan, includes (i) a person or group becoming the beneficial owner of 35% or more of the voting stock of the Company, (ii) certain changes in the composition of the Board of Directors of the Company, and (iii) approval by the shareholders of the Company of certain agreements or plans to merge or consolidate with or into another corporation, exchange shares of voting stock for other securities, cash or property, dispose of substantially all of the Company's assets, or liquidate or dissolve the Company.

Under the Director Payment Plan, in the event of a Change of Control, all stock units credited to an account for a Non-Employee Director shall, on the date of the occurrence of the Change of Control, be immediately payable to such director in the form of shares of Common Stock equal in number to the number of stock units held as of the date of the Change of Control.

Federal Income Tax Consequences

The following summary constitutes a brief overview of the principal U.S. federal income tax consequences relating to the Director Payment Plan based upon current tax laws. This summary is not intended to be exhaustive and does not describe state, local, or foreign tax consequences. This discussion is based upon provisions of the Internal Revenue Code (the "Code"), the treasury regulations issued under the Code, and judicial and administrative interpretations under the Code and the treasury regulations issued as a result of such interpretations, all as in effect on the date of this Proxy Statement, and all of which are subject to change (possibly on a retroactive basis) or different interpretation. The Director Payment Plan is not intended to be tax-qualified pursuant to Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Tax Consequences of Payment of Director Fees

A Non-Employee Director will recognize income for federal income tax purposes at the time his or her director fees and any related Company matching contributions are paid, whether paid in cash or by the transfer of shares of Common Stock, and regardless of whether such fees and related matching contributions are paid at the time originally scheduled or at a deferred date pursuant to a deferral election made pursuant to the Director Payment Plan. The amount recognized will be equal to the amount of cash received and the fair market value of the shares of Common Stock transferred to the Non-Employee Director determined as of the date of the transfer. The Company will be entitled to a deduction for federal income tax purposes for such amount at the time the Non-Employee Director is considered to have recognized ordinary income as a result of the transfer of shares and cash.

New Law Affecting Nonqualified Deferred Compensation

In 2004, a new Section 409A was added to the Code to regulate nonqualified deferred compensation. If the requirements of Section 409A of the Code are not satisfied, nonqualified deferred compensation and related earnings will be subject to tax at the time of the violation of Section 409A or, if later, when the compensation is no longer subject to a substantial risk of forfeiture. The amount subject to tax upon such violation is also subject to an additional 20% penalty tax and in certain cases an interest charge, with interest accruing from the date the compensation was no longer subject to a substantial risk of forfeiture. Non-Employee Director fees and matching contributions that are deferred for later payment pursuant to the Director Payment Plan are subject to Section 409A of the Code. The Director Payment Plan is designed to comply with the requirements of Section 409A of the Code, but to the extent the nonqualified deferred compensation to be paid pursuant to the Director Payment Plan does not so comply, the Non-Employee Director would be subject to the above described taxes.

Amendment and Termination

The Board may at any time suspend, terminate or amend the Director Payment Plan, in whole or in part. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent the Board determines shareholder approval of such amendment is necessary or desirable, and the rights and obligations under any stock unit credited or to be credited before any amendment, suspension or termination of the Director Payment Plan will not be altered or impaired by such amendment, suspension or termination of the Director Payment Plan except with the consent of the person to whom the stock unit was credited or is to be credited.

Certain Provisions of the Director Payment Plan Subject to Approval by Shareholders

The provisions of the Director Payment Plan related to the issuance of Common Stock are subject to shareholder approval of the Director Payment Plan. No Common Stock will be issued pursuant to the Director Payment Plan unless and until it is approved by the shareholders of the Company at the Annual Meeting. In the event the Director Payment Plan is not approved by the shareholders, with respect to Deferred Retainer Fees, Non-Employee Directors will receive, in lieu of shares of Common Stock, an amount of cash equal to the amount of Deferred Retainer Fees (plus the 25% matching contribution) otherwise payable to them. Further, the Non-Employee Directors will receive a cash payment equal to the amount of Standard Retainer Fees and Meeting Fees that would have already been paid in Common Stock if the provisions of the Director Payment Plan related to the issuance of Common Stock had not been subject to shareholder approval.

Vote Required

The affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote that are present in person or by proxy at the Annual Meeting is required to approve this proposal. Under NYSE rules, this proposal is considered a "non-discretionary item" whereby brokers are not permitted to vote in their discretion on behalf of beneficial owners if such beneficial owners do not furnish voting instructions. Resulting "broker non-votes" are treated as not being present for the matter and, therefore, are not counted for purposes of determining whether this proposal has been approved. Abstentions are treated as being present and entitled to vote on the matter and, therefore, will have the effect of votes against this proposal.

The Board of Directors of the Company recommends that the shareholders vote to approve The Bombay Company, Inc. 2006 Non-Employee Director Stock Payment Plan.

EXECUTIVE OFFICERS OF THE COMPANY

Current Executive Officers

The executive officers of the Company, their respective ages, positions held and tenure as officers are as follows:

Name	Age	Position(s) Held with the Company	Officer of the Company Since
James D. Carreker	58	Chief Executive Officer and Chairman of the Board	2003
Steven C. Woodward	49	Executive Vice President and General Merchandise Manager	2004
Elaine D. Crowley	47	Senior Vice President, Chief Financial Officer and Treasurer	1996
Lucretia D. Doblado	42	Senior Vice President, Chief Information Officer	2003
Justin W. Lewis	43	Senior Vice President, Chief Marketing Officer	2005
Donald V. Roach	48	Senior Vice President, Strategic Planning	2002
Michael J. Veitenheimer	49	Senior Vice President, Secretary and General Counsel	1985
Vicki L. Bradley	40	Vice President, Stores and President, Bombay Canada	2005
James D. Johnson	59	Vice President, Human Resources	1998
Kathleen B. Oher	46	Vice President, Financial Reporting and Accounting	2005

Business Experience

James D. Carreker was elected to the Board of Directors and named Non-Executive Chairman of the Board in December 2002. In June 2003, he was named Chief Executive Officer and retained the role of Chairman of the Board. Mr. Carreker is also the founder and owner of JDC Holdings, Inc., a private equity investment firm in Dallas, Texas. He served as Chairman of the Board of Wyndham International, Inc. from March 1999 to October 2000 and as Chief Executive Officer of Wyndham International from January 1998 to June 1999. Mr. Carreker has also served as President, Chief Executive Officer and as a director of Wyndham Hotel Corporation, as the managing general partner of Wyndham Hotels, and as President and Chief Executive Officer of Trammell Crow Company. He began his retailing career in 1972 with Federated Department Stores, Inc. His retail experience includes various positions with Federated Department Stores, Inc., including President of Burdines, Inc., and as Senior Vice President of Finance and Operations of Sanger-Harris, Inc. He serves on the Boards of Directors of CBRL Group, Inc. and Carreker Corporation.

Steven C. Woodward rejoined the Company on August 4, 2004 as Senior Vice President and General Merchandise Manager and was promoted to Executive Vice President on June 9, 2005. He served as President and Chief Executive Officer of Illuminations, a privately owned boutique retailer of premium candles and home accents from August 2002 until July 2004, after having served as Senior Vice President, Merchandising of Bombay from August 1998 until July 2002. Prior thereto, he was Vice President of The Home Store Merchandise group at Service Merchandise from November 1997 until July 1998, after holding various positions at Pier 1 Imports from August 1992 to October 1997, including Vice President of Furniture, Textiles and Decorative Accessories.

Elaine D. Crowley was named Senior Vice President, Chief Financial Officer and Treasurer in February 2002, after having served as Vice President, Chief Financial Officer and Treasurer since December 2000. She was named Vice President, Finance and Treasurer in January 1996, after having served as Corporate Controller since January 1995. Ms. Crowley acted as Executive Vice President, Operations of The Bombay Company division from January 1994 to January 1995, Vice President and Controller from January 1991 to December 1994, and Controller from August 1990 to December 1990. Ms. Crowley was with Price Waterhouse from 1981 to 1990.

Lucretia D. Doblado joined the Company in October 2003 as Senior Vice President and Chief Information Officer. Prior to that time, Ms. Doblado was employed by Accenture in its retail practice from 1986 to 2002. As a retail consulting partner, she had extensive experience developing strategic technology solutions for retailers such as J.C. Penney Company, Inc., Blockbuster Inc., Zale Corporation, CompUSA Inc. and Hallmark Cards, Inc.

Justin W. Lewis joined the Company on August 15, 2005 as Senior Vice President and Chief Marketing Officer. From August 2001 to June 2005, Mr. Lewis served as Vice President, Marketing for Circuit City Stores, Inc. Prior thereto, he was employed by Proctor & Gamble for 14 years in various management positions involving sales, logistic and supply chain and marketing.

Donald V. Roach was named Senior Vice President, Operations in August 2005. Mr. Roach served as Senior Vice President, Strategic Planning from September 2002 to August 2005. He joined Bombay in March 2002 as Vice President, Finance after having served as Acting Chief Financial Officer on a consulting basis for Guess? Inc. from March 2001 until February 2002, and as Executive Vice President, Chief Operating Officer of eFanshop Inc. from October 2000 to January 2001. Mr. Roach has held a number of positions at Footstar Inc. and Melville Corporation and its subsidiaries, including Senior Vice President, Operations and Finance at Footaction USA from 1997 to 2000, Vice President and Corporate Controller at Footstar Inc. from 1996 to 1997, Senior Vice President and Chief Financial Officer of Footaction USA from 1991 to 1996 and Vice President and Chief Financial Officer of Fan Club from 1990 to 1991.

Michael J. Veitenheimer was named Senior Vice President, Secretary and General Counsel on February 7, 2006 after having served as Vice President, Secretary and General Counsel since August 1994. Mr. Veitenheimer joined Bombay in November 1983 as General Counsel and Assistant Secretary, and was named Secretary of the Company in July 1985. Prior thereto, Mr. Veitenheimer was in private practice of law in Fort Worth, Texas.

Vicki L. Bradley was named Vice President, Stores on April 7, 2006. She also serves as President of The Bombay Furniture Company of Canada Inc., the Company's Canadian subsidiary, a position held since October 1999. Prior thereto, she was Vice President of Sales and Operations for Marks & Spencer and spent a number of years with The Northern Group, a division of Woolworth/Venator in the U.S. and Canada.

James D. Johnson joined Bombay in August 1998, as Vice President, Human Resources. Prior thereto, Mr. Johnson served as Regional Human Resources Manager for Sears Product Service for the Dallas and Memphis Region, and as District Human Resources Manager for Sears Retail Organization from December 1994 to August 1998. Prior thereto, Mr. Johnson was employed by Federated Department Stores in the Abraham & Strauss division as Area Director of Human Resources, Director of Human Resources/Operations and Merchandising Group Manager.

Kathleen B. Oher joined the Company as Vice President, Financial Reporting and Accounting on January 9, 2006. From February 2005 to July 2005, she held positions with Beal Service Corporation, initially as Business Development Officer of its investment subsidiary, CSG Investments, then as Chief Financial Officer of Beal Service Corporation. Prior thereto, she was Vice President, Chief Financial Officer, Secretary and a member of the Board of Directors of Craftmade International, Inc. from October 1999 to November 2004 and Director of Research and Senior Vice President of Southwest Securities, an investment and brokerage firm from June 1995 to October 1999. She was also employed as an accountant for Ernst & Young LLP, a public accounting firm, and has been a Certified Public Accountant since 1992.

Terms of Office; Relationships

The officers of the Company are elected annually by the Board of Directors at a meeting held immediately following each annual meeting of shareholders, or as soon thereafter as necessary and convenient in order to fill vacancies or newly created offices. Each officer holds office until his or her successor is duly elected and qualified or until his or her death, resignation or removal, if earlier. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table includes individual compensation information on the Company's Chief Executive Officer and the four other most highly paid executive officers the end of the last completed fiscal year.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation (1) ($)	Restricted Stock (2) ($)	Stock Options (#)	All Other Compensation (3) ($)
James D. Carreker, Chief Executive Officer (4)	2005	27,200(5)	0	-	715,996(5)	125,000	6,010
	2004	21,900	0	-	723,122	250,000	5,687
	2003	0	424,747	-	749,993	400,000	1,203
Steven C. Woodward, Executive Vice President, General Merchandise Manager (4)	2005	300,000	0	-	101,600	20,000	9,072
	2004	147,692	0	-	157,575	75,000	1,732
Elaine D. Crowley, Senior Vice President, Chief Financial Officer and Treasurer	2005	246,200	0	-	33,825	15,000	12,291
	2004	246,200	0	-	69,100	35,000	16,053
	2003	246,200	99,228	-	-	40,000	19,197
Lucretia D. Doblado, Senior Vice President, Chief Information Officer (4)	2005	225,000	0	-	33,825	15,000	3,183
	2004	225,000	0	-	192,300	35,000	3,712
	2003	69,462	15,570	-	-	30,000	356
Donald V. Roach, Senior Vice President, Operations	2005	220,000	0	-	45,100	20,000	11,477
	2004	219,615	0	-	69,100	35,000	14,529
	2003	215,000	85,847	-	-	60,000	11,342

(1) "Other Annual Compensation" covers forms of annual compensation not properly categorized as salary or bonus, including perquisites. No named executive officer received such compensation or perquisites which exceeded the threshold level for disclosure purposes.

(2) The amounts shown in this column represent the dollar value of the grant of restricted stock based upon the value of the Common Stock on the date of grant. All grants of restricted stock were made under the 1996 Long-Term Incentive Stock Plan. The Company has historically not paid dividends on its Common Stock. The Committee administering the 1996 Plan has the authority to determine whether dividends are payable on restricted stock grants. Below is a table of outstanding restricted stock awards to the named executive officers.

(3) The totals in this column reflect the aggregate value of the Company's contributions for the account of each named executive officer under the 401(k) Savings Plan, Supplemental Stock Plan, Executive Disability Plan and life insurance. For Fiscal 2005, these amounts were as follows: James D. Carreker: $888; $0; $2,800; and $2,322. Steven C. Woodward: $6,172; $0; $2,040 and $860. Elaine D. Crowley: $8,034; $1,420; $2,040 and $797. Lucretia D. Doblado: $692; $0; $2,040 and $451. Donald V. Roach: $8,000; $635; $2,040 and $702.

(4) Mr. Carreker was named Chief Executive Officer on June 3, 2003. Mr. Woodward joined the Company in August 2004. Ms. Doblado joined the Company in October 2003. For each individual the year of hire represents a partial year.

(5) Pursuant to his employment agreement, Mr. Carreker was entitled to receive a base salary of $600,000 or, if he elected to receive his base salary in the form of restricted stock vesting in full at the end of one year, he was entitled to a grant of restricted stock valued at 1.25 times his base salary. He elected to take restricted stock, except for a nominal amount to take advantage of certain pre-tax medical insurance, which is available to all employees, and was granted 120,538 shares.

RESTRICTED STOCK AWARDS

The table below provides additional detail about the Restricted Stock Awards shown in the Summary Compensation Table.

Name	Grant Date	Vesting Date	Initial Grant Amount	Initial Price	Initial Value	Remaining Shares	Current Value(1)
James D. Carreker	6/07/2005	6/07/2006	120,538	$5.94	$715,996	120,538	$ 379,695
	6/07/2004	6/07/2006	122,980	$5.88	$723,122	122,980	$ 387,387
	6/03/2003	6/03/2006	81,256	$9.23	$749,993	81,256	$ 255,956
						TOTAL	$1,023,038
Steven C. Woodward	6/22/2005	6/22/2009(2)	10,000	$5.65	$ 56,500	10,000	$ 31,500
	4/08/2005	4/08/2009(2)	10,000	$4.51	$ 45,100	10,000	$ 31,500
	8/14/2004	8/14/2007(3)	27,500	$5.73	$157,575	22,000	$ 69,300
						TOTAL	$ 132,300
Elaine D. Crowley	4/08/2005	4/08/2009(2)	7,500	$4.51	$ 33,825	7,500	$ 23,625
	3/22/2004	3/22/2007(3)	10,000	$6.91	$ 69,100	8,000	$ 25,200
						TOTAL	$ 48,825
Lucretia D. Doblado	4/08/2005	4/08/2009(2)	7,500	$4.51	$ 33,825	7,500	$ 23,625
	1/06/2005	1/06/2008(3)	15,000	$5.91	$ 88,650	12,000	$ 37,800
	3/22/2004	3/22/2007(3)	15,000	$6.91	$103,650	12,000	$ 37,800
						TOTAL	$ 99,225
Donald V. Roach	4/08/2005	4/08/2009(2)	10,000	$4.51	$ 45,100	10,000	$ 31,500
	3/22/2004	3/22/2007(3)	10,000	$6.91	$ 69,100	8,000	$ 25,200
						TOTAL	$ 56,700

(1) Determined based on the closing price of the Common Stock on January 30, 2006 of $3.15 per share.

(2) Shares vest 25% per year over a four-year period.

(3) Shares vest 20% after year one, 30% after year two and 50% after year three.

Stock Option Grants

The following table provides information concerning grants of stock options under the 1996 Long-Term Incentive Stock Plan during Fiscal 2005 to the individuals named in the Summary Compensation Table.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price per Share (2)	Expiration Date	Present Value at Grant Date (3)
James D. Carreker	125,000	27.7%	$5.83	6/03/2012	$451,250
Steven C. Woodward	20,000	4.4%	$4.51	4/08/2012	$56,400
Elaine D. Crowley	15,000	3.3%	$4.51	4/08/2012	$42,300
Lucretia D. Doblado	15,000	3.3%	$4.51	4/08/2012	$42,300
Donald V. Roach	20,000	4.4%	$4.51	4/08/2012	$56,400

(1) Grants of options to purchase shares of Common Stock under the 1996 Long-Term Incentive Stock Plan vest from the date of grant at a rate of 25% per year for four years and expire on the seventh anniversary of the date of grant. The plan provides that in the event of a change in control, as defined therein, all options granted under the plan immediately become exercisable for a period of 60 days after the effective date of such change in control. The plan prohibits option repricing.

(2) Each exercise price is equal to the closing price of the Common Stock on the New York Stock Exchange Composite Tape on the date of the grant.

(3) The grant date present values were determined by using the Black-Scholes option pricing model in accordance with the rules and regulations of the Securities and Exchange Commission and are not intended to forecast future increases in the price of the Common Stock. The options expiring on June 3, 2012 had a grant date present value of $3.61 per share. The options expiring on April 8, 2012 had a grant date present value of $2.82 per share. The Black-Scholes valuation model was based upon the following assumptions: volatility of 64.1% based on a historical daily average over a five year period, expected life of options at six years; no expected dividends; and a risk-free interest rate of 3.98% for the June options and 4.5% for the April options.

Stock Option Exercises and Holdings

The following table provides information with respect to the exercise of options during Fiscal 2005 by the individuals named in the Summary Compensation Table and the value of unexercised options held as of January 28, 2006.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR AND YEAR END OPTION VALUES

Name	Number of Shares Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at 1/28/06 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 1/28/06 Exercisable/ Unexercisable (2)
James D. Carreker	0	$0	815,000 / 0	$0 / $0
Steven C. Woodward	0	$0	95,000 / 0	$0 / $0
Elaine D. Crowley	0	$0	245,262 / 0	$40,599 / $0
Lucretia D. Doblado	0	$0	80,000 / 0	$0 / $0
Donald V. Roach	0	$0	190,000 / 0	$43,750 / $0

(1) The "value realized" represents the difference between the option's exercise price and the value of the Common Stock at the time of exercise.

(2) Value based on the difference between the option exercise price and the closing price of the Common Stock on January 30, 2006 of $3.15 per share.

Executive Officer Agreements

The Company has entered into an employment agreement with Mr. James D. Carreker pursuant to which he is employed as Chief Executive Officer and Chairman of the Board of Directors. The agreement expires on June 3, 2006. During the term of this agreement, Mr. Carreker is entitled to receive an annual base salary of not less than $600,000, and an incentive bonus for each fiscal year based upon Company and individual performance which shall not exceed 150% of his base salary. Details regarding the base salary and bonus opportunity are discussed in the Compensation and Human Resources Committee Report. Mr. Carreker is entitled to participate in all benefit plans available to other executive officers of the Company during the employment term and, in the event of his death during the employment term, his estate will receive a prorated incentive bonus for the year in which his employment terminates.

In the event Mr. Carreker's employment is terminated by the Company without cause during the employment term, Mr. Carreker will receive one year's base salary, payable in accordance with the general policies and procedures for payment of compensation to executive officers and the incentive bonus that he would have received for the fiscal year of his termination. Any unvested stock options that would have vested during the one year period following termination will vest immediately and, with his other outstanding options, will be exercisable for a period of 90 days following termination. All restricted stock held by Mr. Carreker for a period of one year or more and a prorated number of restricted shares granted during the year of termination shall cease to be subject to restrictions and shall be distributed to Mr. Carreker.

In the event Mr. Carreker's employment is terminated by the Company, or Mr. Carreker voluntarily terminates his employment for good reason, during the one year period following a change in control of the Company, Mr. Carreker will receive two times the sum of his base salary in effect immediately prior to the change in control plus the average of his incentive bonus for the two years prior to the change in control, payable in the form of a lump sum. In addition, all restricted stock granted to Mr. Carreker will cease to be subject to restrictions and shall be distributed to him. All unvested options shall immediately vest and all options held by Mr. Carreker shall remain exercisable for a period of one year thereafter.

In the event Mr. Carreker's employment is terminated for any other reason, Mr. Carreker will receive his base salary earned to the date of termination. Any stock options that he holds will be exercisable and terminate in accordance with the terms of the 1996 Long-Term Incentive Stock Plan, and any unvested restricted stock will lapse. The agreement also contains a one year non-competition covenant and a one year non-solicitation covenant with regard to employees, suppliers and customers, both of which become effective upon termination of Mr. Carreker's employment for any reason.

The Company has adopted a severance policy for executive officers and other members of senior management that provides for severance payments in the form of salary continuation to a maximum of 12 months for Executive Vice Presidents and Senior Vice Presidents and nine months for Vice Presidents. All such payments terminate at the time of subsequent employment.

The Board has approved Change of Control Severance Agreements for Mr. Woodward, Ms. Crowley, Ms. Doblado, Mr. Roach and four other executive officers that provide, for executives and senior vice presidents, lump sum payments of two times the sum of base salary and annual incentive bonus and, for vice presidents, lump sum payments of one and one-half times salary and bonus upon involuntary termination of employment without cause or a termination by the executive with good reason within two years after or six months prior to a change in control, as defined. The annual bonus is calculated on the basis of the greater of the average of the bonuses paid for the prior three years or the target bonus established by the Compensation and Human Resources Committee for the year in which the change in control occurs. Additionally, all stock options shall immediately vest and all restricted stock shall cease to be subject to restrictions and shall be distributed to the executive. These agreements will have three year terms with one year evergreen renewal, subject to a six month notice of non-renewal.

Compensation and Human Resources Committee Report

The Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee") is responsible for reviewing and approving the Company's compensation policies and the compensation paid, and long-term incentives granted, to the Company's executive officers. The Compensation Committee consists of four independent directors. All decisions by the Compensation Committee relating to the compensation of the Company's executive officers are reviewed and approved by the full Board.

During the latter half of the Company's 2002 fiscal year, the Compensation Committee initiated a comprehensive review of the Company's executive compensation process. It engaged Watson Wyatt as its compensation consultant for this analysis. The project resulted in a revised, written executive compensation philosophy and a process for evaluating and competitively compensating the Company's executive officers which more closely linked compensation to performance. This new process was fully implemented in Fiscal 2003 and utilized again for Fiscal 2004 and Fiscal 2005.

Compensation Philosophy. The Company's long-standing compensation philosophy is one of emphasizing performance-based compensation incentives, which create a strong focus on growth in earnings per share and the enhancement of shareholder value. This has not changed. Rather, the Compensation Committee reiterated in the new philosophy statement that compensation beyond base salary is to be driven by the Company's and the executives' achievements on behalf of shareholders. Executive compensation is intended to be performance-based at a level warranted by Company results, the executive's business unit performance and the executive's individual contributions, and in line with a micro group survey of competitive market compensation practices. The executive compensation process is guided by the following principles:

- **Performance based:** We focus on specific, value-improving performance objectives.

- **Objective:** Wherever possible, we use quantitative measures to evaluate both Company and individual executive achievement, recognizing that Compensation Committee and senior executive review and judgment are continually required.

- **Complete:** The programs are designed to meet the needs and requirements of the executives, be consistent with industry group survey competitive practice, and be appropriate from a shareholder perspective.

- **Flexible:** The executive compensation program will be revised as business conditions, executive needs and shareholder requirements change.

- **Clear and Understandable:** The executive compensation program is designed and managed in a way to achieve on-going clarity and understanding through the development and implementation of a formal Management by Objectives ("MBO") program.

- **Appealing to the Executive:** The executive compensation program is monitored to assure its effectiveness based on motivation, retention and recruitment, among other things.

This program consists of competitive base salaries, an annual bonus program based on successfully achieving predetermined financial and individual performance goals, and long-term equity opportunities to create equity ownership. These compensation elements address both short-term and long-term strategic performance goals. It is understood that the Company's success and ability to properly manage its growth and improve shareholder returns depend, to a significant extent, both upon the performance of the Company's current senior management team and its ability to attract, hire, motivate and retain additional qualified management personnel in the future. It is further recognized that the inability to recruit and retain such personnel, or the loss of critical management, could have an adverse impact on the Company. With these understandings, the Compensation Committee used the following principal objectives to establish the Fiscal 2005 compensation plan:

(1) Officer total compensation was targeted at approximately the median of market levels as demonstrated by the industry micro group survey competitive data;

(2) A performance-based annual incentive plan design was utilized, with results based on both Company and individual performance practices;

(3) A comprehensive MBO program was utilized, with quantitative measures to gauge achievements in performance;

(4) The retention of key management resources was a high priority; and

(5) Equity ownership by senior management needed to continue to grow.

The Company uses the Standard & Poors Specialty Stores Index to compare the performance of the Company to that of a broad index of other retailers for purposes of the Shareholders' Total Return Graph presented elsewhere in this Proxy Statement. However, in reviewing compensation issues, the

Compensation Committee focuses on a narrower group of retailers (the "Comparative Group"), along with national survey data. The Comparative Group is reviewed by the Compensation Committee annually, and changes to the group are made as necessary for comparability purposes. The Compensation Committee is of the opinion that these companies reflect a group with which Bombay competes for executive talent. For Fiscal 2005, the Comparative Group consisted of 14 companies with an annual sales volume range of $394 million to $1.1 billion, with a median sales volume of $618 million.

Base Salaries. The Compensation Committee reviews and approves salaries for the Chief Executive Officer and the other executive officers generally on an annual basis. Recommended base salaries are reviewed and set based on information derived from the industry micro peer group survey and national surveys of compensation data, as well as evaluations of the individual executives' positions, performance and contributions. In making salary decisions, the Compensation Committee exercises its discretion and judgment with no specific formula being applied to determine salary levels. A ranking process is used to evaluate the executive officers as to their overall performance and contributions to determine the appropriate salary merit increase on a relative individual basis and to meet an overall Company salary merit increase budget. Salaries of Company executives are generally set at or near median levels. For Fiscal 2005, executives' salaries were not adjusted.

Annual Incentive Bonuses. Annual incentive bonuses for executive officers are designed to satisfy the Compensation Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon Company performance, with a lesser, but still meaningful, portion tied to the satisfaction of specific individual MBOs. For Fiscal 2005, the bonus allocation was based 75% on Company results and 25% on individual performance for executive and senior vice presidents and 60% Company and 40% individual performance for vice presidents. Target bonus levels are based on a percentage of each executive officer's base salary, ranging from 40% to 100%.

The Company's Executive Management Incentive Compensation Plan (the "Incentive Plan"), provides for the creation of a bonus pool based upon measurements of shareholder return, principally improvement in earnings. The bonus pool is derived by setting aside a fixed percentage of pre-tax profits, and contains a profit threshold that must be met for the payment of any bonus based on profitability. The profit percentage and other shareholder return measurement elements, if applicable, along with the minimum thresholds, are established by the Compensation Committee and approved annually by the Board of Directors.

Compensation Results. The Company's performance for Fiscal 2005 was reviewed by the Compensation Committee, which determined that the results did not meet the minimum profit threshold criteria for the fiscal year. Therefore, no profit-based bonuses were earned. Additionally, although the Compensation Committee evaluated each executive officer on his or her satisfaction of individual objectives to judge his or her annual performance, because the minimum profit threshold was not achieved, no bonuses were paid based on individual performance. The absence of bonus payments is reflected in the Summary Compensation Table.

Stock Options/Equity Ownership. The Company's compensation program is also intended to create long-term incentives for executives to act in ways that will create long-term growth in shareholder value. To further this goal, in Fiscal 2005 members of senior management, including the named executive officers, were awarded incentive and nonqualified stock options which vest at the rate of 25% per year and have a seven-year life. These grants are reflected in the Summary Compensation Table and Option Grants in Last Fiscal Year table contained in this Proxy Statement. Additionally, recognizing the trend of decreasing dependence on stock options and toward an increasing utilization of restricted stock grants due to the new accounting rules related to the expensing of stock options, the Committee granted 83,750 shares of restricted stock to members of senior management including the named executive officers and excluding the CEO, on a four-year 25% per year vesting schedule. The dollar value of these grants are set forth in the Summary Compensation Table and the Restricted Stock Award table included in this Proxy Statement.

Pursuant to the 1996 Long-Term Incentive Stock Plan, awards are granted at the discretion of the Compensation Committee, generally once per year. The number of shares covered by such awards is determined based upon benchmarks for comparable positions and an assessment of the individuals' performance. The Compensation Committee considers the recommendation of, and relies on information provided by, the Chief Executive Officer in determining awards to be granted to the other executive officers. Stock options are granted with an exercise price equal to or greater than the fair market value of the Common Stock on the date of grant. Commencing in 2005, options vest over a four-year period (25% per year) and are not dependent on further individual performance criteria. Restricted stock grants also vest over a four-year period as set forth above (25% per year), and grants for Fiscal 2005 are not dependent on further individual performance criteria. The Compensation Committee believes that the periodic grant of time-vested stock options and restricted stock provides an incentive that focuses the executives' attention on managing the business from the perspective of owners with an equity stake in the Company. It further motivates executives to maximize long-term growth and profitability because value is created in the options only as the Company's stock price increases after the option is granted.

CEO Compensation. Mr. James D. Carreker was named Chief Executive Officer on June 3, 2003. Pursuant to his employment agreement, his annual base salary was set at $600,000, subject to adjustment by the Board for subsequent years. For Fiscal 2005, no increase in base salary was made. Pursuant to the agreement, he has the option each year to take all or a portion of his salary in the form of restricted stock. If Mr. Carreker elects to take more than 50% of his base salary in stock, he will receive stock valued at 125% of base salary he elects not to take in cash. For Fiscal 2005, the Committee determined that such restricted stock would vest at the end of the third year following the date of grant. Mr. Carreker elected this option again for the third year of his contract for all but a nominal portion of salary ($27,200) and was granted 120,538 shares of restricted stock. He was also made a participant in the executive officer annual incentive plan with a target bonus equal to 100% of his base salary (not to exceed 150%), with 100% of the bonus based on Company results, provided the Company achieved specific profit thresholds. Since these thresholds were not met, Mr. Carreker was paid no bonus for Fiscal 2005. Pursuant to his contract, Mr. Carreker was granted 125,000 stock options which were fully vested on January 27, 2006 and have an exercise price of $5.83 per share.

Stock Ownership Guidelines. As part of its comprehensive review of compensation and its link to shareholder value, the Compensation Committee established stock ownership guidelines for executive officers. These guidelines are intended to increase the officers' equity stake in the Company and more closely align their interests with those of the shareholders. These guidelines provide that, over a five-year period:

- the chief executive officer should acquire and maintain stock ownership equal in value to five times his base salary;
- the executive and senior vice presidents should acquire and maintain stock ownership equal in value to twice their base salaries; and
- the vice presidents should acquire and maintain stock ownership equal to their base salaries.

Stock held directly, stock held indirectly through the 401(k) Savings Plan and a portion of each restricted stock award are taken into consideration when calculating whether an officer meets his or her stock ownership guideline. All executive officers have met or are making progress toward meeting their stock ownership guidelines.

Impact of Section 162(m) of the Internal Revenue Code. The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code, which imposes a $1 million limit per year on the corporation tax deduction for compensation (including stock-based compensation such as stock options) paid with respect to each of the top five executive officers of publicly-held corporations, unless, in general, such compensation is performance-based and approved by shareholders. It is the Company's present intention that all amounts paid to its executives be fully deductible under the applicable tax laws. To maintain this deductibility, the Compensation Committee adopted and the Board of Directors and shareholders approved the 1996 Long-Term Incentive Stock Plan and the Executive Management Incentive Compensation Plan, as amended and shareholders are being asked to approve the 2006 Employee Stock Incentive Plan.

The Compensation Committee believes that the quality and motivation of management makes a significant difference in the performance of the Company, and that a compensation program which is tied to performance is in the best interests of shareholders. The Compensation Committee is of the opinion that the Company's compensation plans meet these important requirements.

Bruce R. Smith, Chair
Paul V. Higham
Paul J. Raffin
Julie L. Reinganum

APPROVAL OF 2006 EMPLOYEE STOCK INCENTIVE PLAN

(Proposal 3)

Introduction

The Board of Directors recommends that shareholders approve the Company's 2006 Employee Stock Incentive Plan (the "2006 Plan"). The 2006 Plan would govern grants of a variety of stock-based incentive awards to employees, which were previously awarded under the 1996 Long-Term Incentive Stock Plan (the "1996 Plan").

Based upon the recommendation of the Board's Compensation and Human Resources Committee, the Board of Directors has unanimously approved the 2006 Plan, subject to shareholder approval at the Annual Meeting. The 2006 Plan is designed to support the Company's long-term business objectives in a manner consistent with our executive compensation philosophy. The Board believes that by allowing the Company to continue to offer its employees long-term, "performance-based compensation" through the 2006 Plan, the Company will promote the following key objectives:

- aligning the interest of employees with those of the shareholders through increased employee ownership of the Company;
- attracting, motivating and retaining experienced and highly qualified employees who will contribute to the Company's financial success; and
- furthering many compensation and governance best practices.

As with the Company's 1996 Plan, the 2006 Plan is an "omnibus" stock plan that provides for a variety of equity award vehicles to maintain flexibility. The 2006 Plan will permit the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other incentive awards. As described more fully in the *Compensation Committee Report*, participants currently are generally granted a mix of stock options and restricted stock.

A maximum of 2,100,000 shares of Common Stock will be reserved for issuance for equity awards under the 2006 Plan. The 1996 Plan expired in March 2006. At that time, there were 1,228,772 shares available for issuance under the plan. These shares will be cancelled and will not be utilized under the 2006 Plan. The Board believes that the requested number of shares represent a reasonable amount of potential equity dilution and provide a powerful incentive for employees to increase the value of the Company for all shareholders.

The use of stock options and restricted stock has long been a vital component of the Company's overall compensation philosophy, which is premised on the principle that any long-term pay-for-performance compensation should be closely aligned with shareholders' interests. We also believe that stock options and restricted stock, the core of the Company's long-term employee incentive and retention program, have been very effective in enabling us to attract and retain the talent critical for the future success of the Company. We intend to continue to use stock options and restricted stock as a means of providing equity compensation to key individuals, although the 2006 Plan does provide additional forms of equity compensation for flexibility and expense control.

We strongly believe that our equity compensation program and emphasis on creating long-term shareholder value have been integral to our success in the past and will be important to our future growth. Therefore, we consider approval of the 2006 Plan vital to the future success of the Company.

The 2006 Plan does not permit the repricing of stock options or stock appreciation rights without the approval of shareholders or the granting of discounted options or stock options with reload features, and does not contain an "evergreen" provision to automatically increase the number of shares issuable under the 2006 Plan.

Summary of the 2006 Plan

The principal features of the 2006 Plan are summarized below. The summary does not contain all information that may be important to you. The summary is subject, in all respects, to the terms of the 2006 Plan, a copy of which is attached as Exhibit "B" to this Proxy Statement.

Name of Plan; Effective Date

The 2006 Plan will be named "The Bombay Company, Inc. 2006 Employee Stock Incentive Plan." The 2006 Plan will become effective as of the Board approval date, April 20, 2006, if approved by shareholders.

Purpose

The purpose of the 2006 Plan is to provide incentives and rewards for employees selected by the Committee (as defined below) so as to promote the interests of the Company and its shareholders by:

- strengthening the Company's ability to attract and retain highly competent officers and other key employees;

- permitting the awarding of opportunities for plan participants to be rewarded using stock based incentives;

- providing a means to encourage stock ownership and proprietary interest in the Company by the recipients of awards made under the 2006 Plan; and

- providing equity ownership opportunities and performance based incentives to align the interests of officers and key employees more closely with those of shareholders.

Term

The duration of the 2006 Plan is limited to ten years from April 20, 2006. Unless the 2006 Plan is earlier terminated, it will remain in effect until April 20, 2016, or until all shares subject to the 2006 Plan are distributed, whichever happens first. No awards may be granted under the 2006 Plan after April 20, 2016, but grants made before that date may continue to vest and be exercisable after that date.

Awards granted prior to March 6, 2006, under the 1996 Plan will continue to be subject to that plan's terms in effect on their date of grant. Awards granted on or after March 6, 2006, will be subject to the terms of the 2006 Plan.

Plan Administration

The Compensation and Human Resources Committee of the Board (the "Committee") will administer all aspects of the 2006 Plan. The Committee is composed of two or more persons who are both "non-employee directors", as defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). All of the members of the Committee also meet the director independence criteria established by the New York Stock Exchange ("NYSE"). The Committee has the authority to, among other things: interpret, construe and implement the 2006 Plan; make rules relating to the administration of the 2006 Plan; select participants and make awards; establish the terms and conditions of awards, including the performance goals applicable to performance awards; determine the amount of performance awards earned at the end of a performance period; and determine whether an award may be deferred.

The Committee may delegate its authority to a subcommittee of directors and/or officers of the Company for purposes of determining and administering awards granted to persons who are not subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

Eligibility

Any employee of the Company, including any officer or director who is an employee, is eligible for any type of award provided in the plan. Employees of certain affiliates of the Company also are eligible for awards under the plan, but only employees of affiliates that are treated as corporations for U.S. federal income tax purposes are eligible to receive awards of incentive stock options. No incentive stock option may be granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of the Company unless (i) the option price of the option is at least 110% of the fair market value of a share of Common Stock on the date of grant of the option and (ii) the option, by its terms, is not exercisable after the expiration of five years from its date of grant. As of April 20, 2006, approximately 75 employees would be likely to participate in the plan. The selection of participants and the nature and size of grants and awards are within the discretion of the Committee, subject to the terms of the 2006 Plan. Consequently, the Company cannot specifically identify those employees to whom awards may be granted under the 2006 Plan since no such determination has been made.

Authorized Shares; Individual Limits

The 2006 Plan authorizes the issuance of 2,100,000 shares of Common Stock, for which shareholder approval is currently being sought. As of its expiration, an aggregate of 1,228,772 shares of Common Stock remained available for grant under the 1996 Plan, which will be cancelled and will not be utilized under the 2006 Plan. Currently, 4,096,640 shares are subject to outstanding grants under the 1996 Plan. Shares subject to awards under the 1996 Plan that are cancelled, expired or forfeited without delivery of shares will not be available for award under the 2006 Plan. The per share closing price of the Common Stock on the NYSE composite listing on April 20, 2006 was $3.06. Of the shares of Common

Stock authorized for the 2006 Plan, no more than 25% may be subject to awards of restricted stock, restricted stock units or other awards payable in the form of Common Stock that either require no purchase by the participant or do not condition vesting on the achievement of specified performance goals. No more than 50% of the total number of shares of Common Stock authorized for issuance under the plan may be issued in the form of incentive stock options. The maximum number of shares of Common Stock that may be subject to awards to any one participant during a fiscal year is 300,000.

Shares delivered under the 2006 Plan will be authorized but unissued shares of Common Stock or treasury shares, or a combination of the foregoing. To the extent that any award payable in shares is settled, forfeited, expired, or cancelled without the delivery of the shares, the shares covered thereby will no longer be charged against the maximum share limitation and may again be made subject to awards under the 2006 Plan, and with respect to an exercise of SARs paid in shares the excess of the number of shares with respect to which the award is exercised over the number of shares received upon exercise will be returned to the number of shares available for issuance under the 2006 Plan. Any awards settled in cash will not be counted against the maximum share limitation and may again be made subject to awards under the 2006 Plan. Any shares exchanged by a participant or withheld from a participant as full or partial payment to the Company of the exercise price or the tax withholding upon exercise or payment of an award will be returned to the number of shares available for issuance under the 2006 Plan.

Types of Plan Awards

As described in the *Compensation Committee Report,* the Company's current equity compensation awards to employees are generally comprised of stock options and restricted stock. The 2006 Plan provides for a variety of other equity instruments to preserve flexibility. The types of awards that may be issued under the 2006 Plan are described below.

Stock Options

Stock options granted under the 2006 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Tax Code. The option price of any stock option granted generally may not be less than the fair market value of the Common Stock on the date the option is granted. The option price is payable in cash, or in the sole discretion of the Committee, shares of Common Stock that have been held for at least six months, or a combination of the foregoing.

The Committee determines the terms of each stock option grant at the time of the grant. However, no stock option is exercisable later than ten years after the grant date. The Committee specifies at the time each option is granted the time or times at which, and in what proportions, an option becomes vested and exercisable. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified performance goals established by the Committee or both.

Restricted Stock

A restricted stock award represents shares of Common Stock that are issued subject to restrictions on transfer and vesting requirements as determined by the Committee. Vesting requirements may be based on the continued service of the participant for specified time periods or on the attainment of specified performance goals established by the Committee or both. Subject to the transfer restrictions and vesting requirements of the award, the participant will have the same rights as a shareholder, including all voting and dividend rights, during the restriction period, unless the Committee determines otherwise at the time of the grant.

Restricted Stock Units

An award of restricted stock units provides the participant the right to receive a payment based on the value of a share of Common Stock. Restricted stock units may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Committee or both. Restricted stock unit awards are payable in cash or in shares of Common Stock or in a combination of both as provided in the applicable award agreement. Restricted stock units may also be granted together with related dividend equivalent rights.

Performance Awards

Each award agreement for a performance award will set forth, among other things (i) the amount a participant may earn in the form of cash or shares of Common Stock or a formula for determining such amount, (ii) the performance criteria and level of achievement versus such criteria that will determine the amount payable or number of shares of Common Stock to be granted, issued, retained and/or vested, (iii) the performance period over which performance is to be measured, (iv) the timing of any payments to be made, (v) restrictions on the transferability of the award, and (vi) any other terms and conditions as the Committee may determine that are not inconsistent with the 2006 Plan and are in compliance with the applicable requirements of Section 409A of the Tax Code and the regulations or other guidance issued under this section of the Tax Code. The performance measure(s) to be used for purposes of performance awards may be described in terms of objectives that are related to the individual participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company in which the participant is employed.

Stock Appreciation Rights

A stock appreciation right ("SAR") entitles the participant, upon settlement, to receive a payment based on the excess of the fair market value of a share of Common Stock on the date of settlement over the base price of the right, multiplied by the applicable number of shares of Common Stock. SARs may be granted on a stand-alone basis or in tandem with a related stock option. The base price may not be less than the fair market value of a share of Common Stock on the date of grant. The Committee will determine the vesting requirements and the payment and other terms of an SAR, including the effect of termination of service of a participant. Vesting may be based on the continued service of a participant for specified time periods or on the attainment of specified performance goals established by the Committee or both. SARs may be payable in cash or in shares of Common Stock or in a combination of both.

The Company has not issued any SARs under any of its currently effective equity compensation plans, and does not currently have any SARs outstanding.

Eligibility Under Section 162(m)

The Committee will establish the criteria that a performance award made pursuant to the 2006 Plan shall satisfy under Section 162(m) of the Tax Code. To the extent that performance awards are intended to qualify as "performance-based compensation" under Section 162(m), the performance criteria will be established in writing by the Committee based on one or more, or any combination, of the following performance goals: (i) earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis), (ii) return on equity, (iii) return on assets, (iv) revenues, (v) sales, (vi) expenses or expense levels, (vii) one or more operating ratios, (viii) stock price, (ix) shareholder return, (x) market share, (xi) cash flow, (xii) inventory levels, inventory turn or shrinkage, (xiii) gross margin, (xiv) capital expenditures, (xv) net borrowing, debt leverage levels, credit-quality or debt ratings, (xvi) the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions, (xvii) net asset value per share, and (xviii) economic value added. The performance goals based on these performance measures may be made relative to the performance of other business entities.

The maximum amount that may be paid in cash pursuant to performance awards granted to a participant in any one fiscal year that are intended to satisfy the Section 162(m) requirements is $2,000,000. If an award provides for a performance period longer than one fiscal year, the maximum amount that may be paid will be equal to $2,000,000 multiplied by the number of full fiscal years in the performance period. The Compensation Committee may reduce, but not increase, the amount payable and the number of shares to be granted, issued, retained or vested pursuant to a performance award.

Change of Control

A Change of Control, as defined in the 2006 Plan, includes (i) a person or group becoming the beneficial owner of 20% or more of the voting stock of the Company, (ii) certain changes in the composition of the Board of Directors of the Company, and (iii) approval by the shareholders of the Company of certain agreements or plans to merge or consolidate with or into another corporation, exchange shares of voting stock for other securities, cash or property, dispose of substantially all of the Company's assets, or liquidate or dissolve the Company.

Under the 2006 Plan, in the event of a Change of Control, any time periods, conditions or contingencies related to the exercise or realization of, or lapse of restrictions under, any award shall be automatically accelerated or waived unless, in the sole discretion of the Committee, all outstanding awards are replaced by comparable types of awards of greater or at least substantially equivalent value.

Plan Benefits

Future benefits under the 2006 Plan are not currently determinable. During Fiscal 2005, stock options were granted under the 1996 Plan to the Company's named executive officers, as set forth in the table captioned *Option Grants During Fiscal 2005* in this Proxy Statement, and restricted stock was granted under the same plan to the Company's named executive officers, as set forth in the tables captioned *Summary Compensation Table* and *Restricted Stock Awards*. The stock options granted during the year to all named executive officers as a group represented 195,000 shares of Common Stock at an average weighted exercise price of $5.36 per share. Additionally, 155,538 shares of restricted stock were granted during the year to all named executive officers as a group, including 120,538 shares to Mr. Carreker in lieu of base salary. Stock options were granted to all other employees of the Company as a group to purchase 166,450 shares of Common Stock at an average weighted exercise price of $4.33 per share.

Federal Income Tax Consequences

The following summary constitutes a brief overview of the principal U.S. federal income tax consequences relating to awards that may be granted under the 2006 Plan based upon current tax laws. This summary is not intended to be exhaustive and does not describe state, local, or foreign tax consequences. This discussion is based upon provisions of the Tax Code, the treasury regulations issued under the Tax Code, and judicial and administrative interpretations under the Tax Code and the treasury regulations issued as a result of such interpretations, all as in effect on the date of this Proxy Statement, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

New Law Affecting Deferred Compensation

In 2004, a new Section 409A was added to the Tax Code to regulate all types of deferred compensation. If the requirements of Section 409A of the Tax Code are not satisfied, deferred compensation and related earnings will be subject to tax as it vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain performance awards, stock options, stock appreciation rights, restricted stock units and certain types of restricted stock are subject to Section 409A of the Tax Code and, to the extent the 2006 Plan is subject to and does not comply with Section 409A of the Tax Code with respect to any such award, the 2006 Plan may be amended so that it does comply.

Non-Qualified Stock Options

A participant generally will not recognize taxable income at the time a non-qualified option is granted under the 2006 Plan. At the time such non-qualified option is exercised, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price. Upon a disposition of such shares, the difference between the amount received and the fair market value on the date of exercise will be treated as a long-term or short-term capital gain or loss, depending on the holding period of the shares. The Company will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the participant is considered to have recognized ordinary income in connection with the exercise of a non-qualified option.

Incentive Stock Options

A participant will not recognize taxable income, and the Company will not be entitled to any related deduction, at the time any incentive stock option is granted. If certain employment and holding period conditions are satisfied, then the participant also will generally not recognize taxable income upon the exercise of such option and the Company will not be entitled to any deduction in connection with such exercise. However, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which the participant's incentive stock options are exercisable for the first time during any year exceeds $100,000, the options for the shares over $100,000 will be treated as non-qualified options, and not incentive stock options, for federal tax purposes, and the participant will recognize income in accordance with the rules applicable to non-qualified options.

In addition to the foregoing, if the fair market value of the Common Stock received upon exercise of an incentive stock option exceeds the exercise price, then the excess may be deemed a tax preference adjustment for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant's particular tax status.

The tax treatment of any shares acquired by exercise of an incentive stock option will depend upon whether the participant disposes of his or her shares prior to two years after the date the incentive stock option was granted or one year after the shares were transferred to the participant (the "Holding Period"). If a participant disposes of shares acquired by exercise of an incentive stock option after the expiration of the Holding Period, any amount received in excess of the participant's tax basis for such shares will be treated as short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant's tax basis for such shares, the loss will be treated as short-term or long-term capital loss, depending upon how long the participant has held the shares.

If the participant disposes of shares acquired by exercise of an incentive stock option prior to the expiration of the Holding Period, the disposition will be considered a "disqualifying disposition." If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the incentive stock option's exercise price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the "disqualifying disposition" occurs. The participant's basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such "disqualifying disposition." In addition, any amount received in such "disqualifying disposition" over the participant's increased basis in the shares will be treated as capital gain. However, if the price received for shares acquired by exercise of an incentive stock option is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the participant sustains a loss which otherwise would be recognizable under the Tax Code, then the amount of ordinary income that the participant will recognize is the excess, if any, of the amount realized on the "disqualifying disposition" over the basis of the shares. If a participant makes a "disqualifying disposition," generally in the fiscal year of such "disqualifying disposition" the Company will be allowed a deduction for federal income tax purposes in an amount equal to the compensation recognized by such participant.

If the participant pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the optionee will be treated for tax purposes as having made a "disqualifying disposition" of such shares.

Restricted Stock

A participant receiving restricted stock under the 2006 Plan may be taxed in one of two ways: the participant (i) pays tax when the restrictions lapse or (ii) makes a special election under Section 83(b) of the Tax Code within 30 days after the transfer of the restricted stock to recognize ordinary income on the date of the transfer. At either time the value of the award for tax purposes is the excess of the fair market value of the shares (determined without regard to the restrictions on such restricted stock, if any) at that time over the amount (if any) paid for the shares. This value is taxed as ordinary income and is subject to income tax withholding. The Company receives a tax deduction at the same time and for the same amount taxable to the participant. If a participant elects to be taxed at grant, then, when the restrictions lapse there will be no further tax consequences attributable to the awarded stock until disposition of the stock.

Restricted Stock Units

In general, no taxable income is recognized for federal income tax purposes by a participant in the 2006 Plan upon the grant of a restricted stock unit award. Such participant generally would include in ordinary income the amount of cash or the fair market value of the shares of stock received in payment of the award at the time the cash or shares of stock are delivered to the participant. The Company generally will be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Performance Awards

The participant will not recognize income for federal income tax purposes when a performance award is granted, but will recognize ordinary income when shares and cash are transferred to the participant. The amount of such income will be equal to the fair market value of such transferred shares on the date of transfer and the cash received. The Company will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the participant is considered to have realized ordinary income as a result of the transfer of shares and cash to the participant.

SARs

A grant of SARs has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the value of the shares and cash received is generally taxable to the grantee as ordinary income, and the Company generally will be entitled to a corresponding tax deduction.

Federal Tax Withholding

Any ordinary income recognized by a participant is subject to withholding of federal, state and local income tax and to withholding of the participant's share of tax under the Federal Insurance Contribution Act ("FICA").

To satisfy federal income tax withholding requirements, the Company will have the right to require that, as a condition to delivery of any certificate for Common Stock, the participant remit to the Company an amount sufficient to satisfy the withholding requirements. Alternatively, the Company may withhold a portion of the Common Stock (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations.

Deferred compensation that is subject to Section 409A of the Tax Code is subject to additional federal income tax withholding if it does not conform with the requirements of Section 409A of the Tax Code.

Special Rules for Incentive Stock Options

FICA and Federal Unemployment Tax Act ("FUTA") taxes do not apply upon the exercise of an incentive stock option or the disposition of stock acquired by an employee pursuant to the exercise of an incentive stock option, nor is the exercise of an incentive stock option or the disposition of stock acquired by an employee pursuant to the exercise of an incentive stock option subject to federal income tax withholding. However, to the extent that a participant recognizes ordinary income due to the sale of shares acquired by the exercise of an incentive stock option before the expiration of the applicable holding period, the participant still must include compensation in income relating to the disposition of shares acquired by the exercise of an incentive stock option. In addition, the Company must report on Form W-2 the amount of an employee's (or former employee's) compensation that is at least $600 in a calendar year, even though the compensation is not subject to federal income and employment tax withholding.

Section 162(m) Limit

Awards granted under the 2006 Plan may qualify as "performance-based compensation" under Section 162(m) of the Tax Code in order to preserve federal income tax deductions by the Company with respect to annual compensation required to be taken into account under Section 162(m) that is in excess of $1 million and paid to the Chief Executive Officer or one of the Company's four other most highly compensated executive officers. To so qualify, options, SARs, and other awards must be granted under the 2006 Plan by a committee consisting solely of two or more "outside directors" (as defined under Section 162 regulations) and satisfy the 2006 Plan's limit on the total number of shares that may be awarded to any one participant during any fiscal year. In addition, for awards other than options and SARs to qualify, the grant, issuance, vesting or retention of the award must be contingent upon satisfying one or more of the performance criteria described above, as established by a committee consisting solely of two or more "outside directors" pursuant to the requirements of Section 162(m) of the Tax Code and the regulations issued under this section of the Tax Code.

Section 280G Limits

If a participant's rights under the 2006 Plan are accelerated as a result of a Change of Control (as defined in the 2006 Plan) and the participant is a "disqualified individual" under Section 280G of the Tax Code, the value of any such accelerated rights received by such participant may be included in determining whether such participant has received an "excess parachute payment" under Section 280G of the Tax Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the participant on the value of such accelerated rights, and (ii) the loss by the Company of its compensation deduction.

Amendment and Termination

The Board may at any time suspend, terminate, amend or modify the 2006 Plan, in whole or in part. However, no amendment or modification of the 2006 Plan will become effective without the approval of such amendment or modification by a majority of the shareholders of the Company generally if such amendment or modification increases the maximum number of shares subject to the 2006 Plan or changes the designation or class of persons eligible to receive awards under the 2006 Plan. Upon termination of the 2006 Plan, the terms and provisions of the 2006 Plan will, notwithstanding such termination, continue to apply to awards granted prior to such termination. No suspension, termination, amendment or modification of the 2006 Plan will adversely affect in any material way any award previously granted under the 2006 Plan, without the consent of the participant (or the permitted transferee) holding such award.

Vote Required

The affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote that are present in person or by proxy at the Annual Meeting is required to approve this proposal. Under NYSE rules, this proposal is considered a "non-discretionary item" whereby brokers are not permitted to vote in their discretion on behalf of beneficial owners if such beneficial owners do not furnish voting instructions. Resulting "broker non-votes" are treated as not being present for the matter and, therefore, are not counted for purposes of determining whether this proposal has been approved. Abstentions are treated as being present and entitled to vote on the matter and, therefore, will have the effect of votes against this proposal.

The Board of Directors of the Company recommends that the shareholders vote to approve The Bombay Company, Inc. 2006 Employee Stock Incentive Plan.

EQUITY COMPENSATION PLAN INFORMATION

The Company currently maintains its Employee Stock Purchase Plan (the "ESPP"), 1996 Long-Term Incentive Stock Plan (the "1996 Plan"), Supplemental Stock Program (the "SSP"), the 1991 Director Stock Option Plan (the "1991 Plan") and the 2005 Director Stock Option Plan (the "Director Option Plan"), all of which were approved by our shareholders. The Amended and Restated Non-Employee Directors' Equity Plan (the "Directors' Equity Plan"), which was not subject to shareholder approval, is intended to be replaced by the 2006 Non-Employee Director Payment Plan, which is being submitted for approval by shareholders at the Annual Meeting and by the Director Option Plan, which was approved by shareholders at last year's annual meeting. As of January 28, 2006, substantially all of the shares authorized for issuance under the Directors' Equity Plan had been issued and no additional shares under the Directors' Equity Plan will be utilized.

The following table gives information about equity awards under the above-mentioned plans as of January 28, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)(2)	2,881,732	$5.56	1,934,503(3)
Equity compensation plans not approved by security holders (4)	286,500	$5.06	0
Total	3,168,232	$5.52	1,934,503

(1) Consists of the ESPP, 1996 Plan, SSP, 1991 Plan and Director Option Plan

(2) The 1996 Plan expired on March 6, 2006 and no further awards may be made pursuant to the plan. The 2006 Employee Stock Incentive Plan is being submitted for approval by shareholders at the Annual Meeting. See "Approval of 2006 Employee Incentive Plan". Regarding members of the Board of Directors, the 2006 Non-Employee Director Payment Plan is being submitted for approval by shareholders at the Annual Meeting. See "Approval of 2006 Non-Employee Director Payment Plan".

(3) Of these shares, 1,556,767 were available for grant under the 1996 Plan, 86,114 were available for purchase under the ESPP, 79,122 were available for purchase under the SSP and 212,500 were available for grant under the Director Option Plan.

(4) Consists of the Directors' Equity Plan. Substantially all shares authorized for the Directors' Equity Plan have been utilized and no further issuances will be made pursuant to this plan after January 28, 2006.

SHAREHOLDERS' TOTAL RETURN GRAPH

The following graph compares the Company's cumulative shareholder return to the returns for all the companies in the S&P 500 Index and those companies comprising the S&P Specialty Stores Index for the five-year period ended January 2006. The return values are based on an assumed investment of $100, as of the close of business on the last business day of January 2001, in the Company's Common Stock and in the stock of the companies in each of the two comparator groups, with all dividends treated as reinvested and each comparator group weighted by each component company's market capitalization on the last day of each fiscal year through January 2006.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG THE BOMBAY COMPANY, INC., THE S&P 500 INDEX AND THE S&P SPECIALTY STORES INDEX



350
300
250
200
150
100
50
0
DOLLARS
1/31/01
2/2/02
2/1/03
1/31/04
1/29/05
1/28/06
THE BOMBAY COMPANY, INC.
S & P 500
S & P SPECIALTY STORES

	1/31/01	2/2/02	2/1/03	1/31/04	1/29/05	1/28/06
THE BOMBAY COMPANY, INC.	$100.00	$96.15	$244.44	$321.79	$233.76	$131.20
S&P 500	$100.00	$83.85	$64.55	$86.87	$92.28	$101.86
S&P SPECIALTY STORES INDEX	$100.00	$125.40	$107.02	$145.92	$159.09	$197.91

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors, and certain persons or groups who beneficially own more than ten percent of the Company's stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the applicable national securities exchange. Such officers, directors and beneficial owners are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and beneficial owners in excess of ten percent were complied with during Fiscal 2005.

RELATED PARTIES TRANSACTIONS

The Company purchases certain merchandise inventory from an individual who is an immediate family member ("related party") of Steve Woodward, an executive officer of the Company. The related party receives commissions on the inventory purchases in his capacity as a merchandise vendor to the Company and in his capacity as a manufacturer's representative. In both instances, the related party is paid by the vendor and not by the Company. The Company had an established relationship with the related party prior to Mr. Woodward's employment by the Company in August 2004. During Fiscal 2005, the related party reported that he earned $146,399 through such commissions and purchases. The amount of inventory purchased through manufacturers that were represented by the related party for Fiscal 2005 was $5,280,000. The amount purchased directly from the related party in Fiscal 2005 was $33,000.

SHAREHOLDER PROPOSALS

A shareholder desiring to submit a proposal for inclusion in the Company's Proxy Statement for next year's annual meeting of shareholders, which is expected to be held on or about May 17, 2007, must deliver the proposal to the Company no later than December 19, 2006. The Company requests that all such proposals be addressed to the Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, Texas 76107, and mailed by certified mail, return receipt requested.

GENERAL

A copy of the Annual Report of the Company on Form 10-K/A for Fiscal 2005 is being mailed with this Proxy Statement. Requests for additional copies of such report should be directed to Investor Relations, The Bombay Company, Inc., 550 Bailey Avenue, Suite 700, Fort Worth, Texas 76107. The Company's Securities and Exchange Commission filings, including the 2005 Form 10-K/A, are available online, at no charge, at www.bombaycompany.com, Investor Relations, SEC Filings, or through the Securities and Exchange Commission website at www.sec.gov.

Please either date, sign and return the enclosed proxy card or vote by phone or Internet using the instructions on the proxy card at your earliest convenience. A prompt return of your proxy card will be appreciated, as it will save the expense of additional solicitation.

By Order of the Board of Directors

MICHAEL J. VEITENHEIMER
Senior Vice President, Secretary and General Counsel

EXHIBIT "A"

THE BOMBAY COMPANY, INC.

2006 NON-EMPLOYEE DIRECTOR STOCK PAYMENT PLAN

Introduction

The Bombay Company, Inc. 2006 Non-Employee Director Stock Payment Plan (the "Plan") is hereby adopted effective as of January 29, 2006.

1. Purpose

(a) The purpose of the Plan is to provide a means by which each member of the Board of Directors of the Company (the "Board") who is not an employee of the Company or of any Affiliate (each such person being hereafter referred to as a "Non-Employee Director") will be given an opportunity to elect to receive their Board and Committee Chair retainer fees and meeting attendance fees in the form of common stock of the Company or to defer such payments. The word "Affiliate" as used in the Plan means any person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

(b) The Company, by means of the Plan, seeks to retain the services of persons now serving as Non-Employee Directors, to secure and retain the services of persons capable of serving in such capacity, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

2. Administration

(a) The Plan shall be administered by the Board unless and until the Board delegates administration to a committee, as provided in paragraph 2(c).

(b) The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To construe and interpret the Plan and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Option agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;

(ii) To amend, suspend or terminate the Plan as provided in paragraph 9; and

(iii) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company.

(c) The Board may delegate administration of the Plan to a committee (the "Committee") composed of not fewer than two (2) members of the Board who are "non-employee directors" under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such rule may be hereafter amended. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

3. Shares Subject to the Plan

Subject to the provisions of paragraph 8 relating to adjustments upon changes in stock, the stock that may be used to pay Fees (as defined below) shall not exceed in the aggregate Two Hundred Thousand (200,000) shares of the Company's common stock, par value $1.00 per share ("Common Stock").

4. Eligibility

Only Non-Employee Directors may participate in the Plan.

5. Covenants of the Company

So long as any Stock Units (as defined below) are in an Account (as defined below), the Company shall keep available at all times the number of shares of Common Stock required to satisfy its obligations in respect of such Stock Units.

6. Payment of Fees in Common Stock

(a) A Non-Employee Director will receive payment of 50% of his or her Board and Committee Chair retainer fees (collectively, "Retainer Fees") from the Company in the form of Common Stock. A Non-Employee Director may elect to receive payment of all or any portion of his or her remaining Retainer Fees and all or any portion of his or her meeting attendance fees ("Meeting Fees") (Retainer Fees and Meeting Fees are referred to collectively herein as "Fees") from the Company in the form of Common Stock. Such an election shall be effective with respect to Fees payable commencing with the next fiscal quarter following the date of the election. An election to receive payment of Fees in the form of Common Stock may be revoked only by a subsequent election to receive payment of Fees in cash or to defer such Fees pursuant to paragraph 7. Any such election or revocation shall be effective with respect to Fees payable commencing with the next fiscal quarter. Notwithstanding the above, no election permitted in this paragraph 6 shall be effective if such election would cause the payment of Fees in the Company's common stock to be a non-exempt purchase under Rule 16b-3 promulgated under the Exchange Act or terminate the Non-Employee Director's status as a non-employee director under Rule 16b-3, unless approved by the Board or the Committee. The number of shares of

Common Stock to be paid to a Non-Employee Director shall be determined by dividing the amount of Fees payable by the Fair Market Value of a share of Common Stock on the date such Fees would have been paid in cash but for the Non-Employee Director's receipt of payment of such Fees in the form of Common Stock. "Fair Market Value" shall mean the last reported sale price of a share of Common Stock as reported on the applicable stock exchange on the relevant date of valuation or, if there is no such sale, the last reported sale price of a share of Common Stock so reported on the nearest preceding date upon which such a sale took place. The amount of any fractional share shall be paid in cash.

(b) Unless a Non-Employee Director elects to defer his or her receipt of Fees pursuant to paragraph 7, a certificate for the number of shares of Common Stock the Non-Employee Director is entitled to receive under the Plan in lieu of cash Fees shall be issued as soon as reasonably practicable following the date the director is to receive the Fees.

(c) Any provision of the Plan to the contrary notwithstanding, no Common Stock shall be issued pursuant to the Plan unless and until it is approved by the shareholders of the Company at the 2006 Annual Meeting of Shareholders. In the event it is not so approved, (A) with respect to Deferred Retainer Fees (as defined in paragraph 6(d)), (i) the Non-Employee Director will receive, in lieu of shares of Common Stock the Non-Employee Director would have received if the Plan had been approved, an amount of cash equal to the amount of the Deferred Retainer Fees (plus the amount of the matching contribution provided for in subparagraph 6(d)) otherwise payable to him or her, (ii) if the Non-Employee Director did not file a Deferral Election (as defined in paragraph 7(a)), the cash will be paid on the day such Deferred Retainer Fees are scheduled to be paid in the absence of a Deferral Election, (iii) if the Non-Employee Director filed a Deferral Election, the cash will be paid pursuant to the Deferral Election and adjusted for earnings as provided in paragraph 7(b), and (iv) the Plan will be terminated immediately following the last cash payment pursuant to the preceding clauses (ii) and (iii) and (B) with respect to any Standard Retainer Fees (as defined in paragraph 7(a)) or Meeting Fees that the Non-Employee Director had elected to take in Common Stock, the Non-Employee Director will receive, as soon as practicable after the 2006 Annual Meeting of Shareholders, in lieu of shares of Common Stock that he or she would have received if the Plan had been approved, an amount of cash equal to the amount of the Standard Retainer Fees or Meeting Fees that would have already been paid if the Plan had not been subject to shareholder approval. In the event the Plan is so approved, with respect to Standard Retainer Fees and Meeting Fees due for periods prior to the 2006 Annual Meeting of Shareholders, any Non-Employee Director who elected to receive payment of any portion of such Fees in Common Stock pursuant to paragraph 6(a) ("Stock Fees") shall receive shares of Common Stock equal to the amount of the Stock Fees as soon as practicable after the 2006 Annual Meeting of Shareholders; and the number of shares of Common Stock to be paid to such Non-Employee Director shall be determined by dividing the amount of the Stock Fees by the Fair Market Value of a share of Common Stock on the fifth business day following the 2006 Annual Meeting of Shareholders. The amount of any fractional share shall be paid in cash.

(d) Notwithstanding the foregoing provisions of this paragraph 6 (other than subparagraph 6(c)), if any portion of the Retainer Fees for any fiscal year of the Company constitutes Retainer Fees that are scheduled to be paid after the end of such fiscal year ("Deferred Retainer Fees"), then to the extent such Deferred Retainer Fees are not in excess of 50% of all Retainer Fees for that fiscal year, they will be paid in Common Stock on the day such Deferred Retainer Fees are scheduled to be paid in the absence of a Deferral Election, along with a matching contribution in the form of Common Stock with a value equal to 25% of such Deferred Retainer Fees for that fiscal year (the "6(d) Matching Contribution").

7. Deferral of Fees

(a) For any fiscal year, a Non-Employee Director may defer payment of all or any portion of his or her Fees by submitting an election in writing, signed by the Non-Employee Director (a "Deferral Election") and delivered to the Company no later than December 31 of the fiscal year preceding the fiscal year for which the Fees are to be paid; provided that in the case of the first year in which a Non-Employee Director becomes eligible to participate in the Plan, an election may be made with respect to Fees yet to be paid for services to be performed subsequent to the election within 30 days after the Non-Employee Director becomes eligible to participate in the Plan. Notwithstanding the foregoing, in the event the Board or the Committee determines that any of the Fees constitute "fiscal year compensation" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), the Non-Employee Director may submit a Deferral Election as late as the date prior to the beginning of the fiscal year for which the Fees are payable. Deferral Elections shall satisfy the requirements of Rule 16b-3(d) promulgated under the Exchange Act, as such rule may be hereafter amended, and shall be in compliance with Section 409A of the Code and the regulations and other guidance issued thereunder. A Non-Employee Director's election to defer compensation for a fiscal year will be irrevocable except to the extent a revocation would not violate Code Section 409A. If the amount of Retainer Fees that are not Deferred Retainer Fees ("Standard Retainer Fees") with respect to which a Deferral Election is made, when added to the amount of any Deferred Retainer Fees, equals at least 50% of the total Retainer Fees due to a Non-Employee Director for a particular fiscal year, the Company will make a matching contribution (the "7(a) Matching Contribution) that, when combined with the 6(d) Matching Contribution, equals 25% of the Standard Retainer Fees deferred plus the Deferred Retainer Fees; provided that the sum of the 6(d) Matching Contribution plus the 7(a) Matching Contribution will not exceed 12½% of the total Retainer Fees due for any fiscal year. The Company will not match any Meeting Fees that may be deferred.

(b) Amounts of Fees deferred, along with any 7(a) Matching Contributions, shall be credited by the Company in the form of stock units ("Stock Units") on the date such Fees otherwise would be paid in the absence of a Deferral Election to a bookkeeping reserve account ("Account") maintained by the Company, and the number of Stock Units credited to the Account of any Non-Employee Director deferring such Fees shall be determined as follows: First, by adding the amount of Fees to be deferred to the 7(a) Matching Contribution, if any; and Second, dividing such sum by the Fair Market Value of a share of Common Stock on the date such Fees would have been paid in cash but for the Deferral Election. If a Deferral Election is made with respect to any Deferred Retainer Fees, the number of Stock Units credited to the Account of the Non-Employee Director receiving such Deferred Retainer Fees shall be determined as follows: By dividing the total amount of the Deferred Retainer Fees with respect to which such Deferral Election is made, plus any 6(d) Matching Contribution, by the Fair Market Value of a share of Common Stock on the day such Deferred Retainer Fees are scheduled to be paid in the absence of a Deferral Election. Notwithstanding the foregoing provisions of this subparagraph 7(b), in the event a Deferral Election applies with respect to any cash payments of Deferred Retainer Fees due pursuant to subparagraph 6(c)(A)(iii), (A) the amount of cash deferred, along with any 6(d) Matching Contribution, will be credited to the Account of the Non-Employee Director receiving such Deferred Retainer Fees on the date such Deferred Retainer Fees otherwise would be paid in the absence of a Deferral Election, and (B) as of the last day of each fiscal year, the total amount of cash credited to the Account of each Non-Employee Director as of the last day of the preceding fiscal year shall be credited with interest for such fiscal year at a rate equal to the cost the Company pays to borrow funds under its principal credit agreement, based on the rate in effect on the last day of such fiscal year.

(c) All Stock Units credited to a Non-Employee Director's Account pursuant to the Plan shall be at all times fully vested and nonforfeitable.

(d) Stock Units credited to a Non-Employee Director's Account shall be payable in an equal number of shares of Common Stock in a single distribution made at such time as may be specified by the Non-Employee Director in the applicable Deferral Election; provided that the designated payment date with respect to any Deferral Election must be no earlier than the first day of the fiscal year after the fiscal year in which the Fees would have been received but for the Deferral Election. The amount of any fractional shares shall be paid in cash.

(e) The Company shall issue and deliver to the Non-Employee Director a certificate for the number of shares of Common Stock due such director as payment for Stock Units as soon as practicable following the date on which Stock Units are payable.

(f) The Plan shall be unfunded with respect to the Company's obligation to pay any amounts due pursuant to Stock Units, and a Non-Employee Director's rights to receive any payment of any Stock Unit shall be not greater than the rights of an unsecured general creditor of the Company.

(g) Except as otherwise provided herein or approved by the Board, the right to receive payment with respect to a Stock Unit is not assignable or transferable and shall not be subject to any encumbrances, liens, pledges or charges of the Non-Employee Director or his or her creditors. Any such attempt to assign, transfer or hypothecate any Stock Unit or any right to receive a Stock Unit shall be void and of no force and effect whatsoever.

(h) A Non-Employee Director may designate a beneficiary or beneficiaries to receive any distributions under the Plan upon his or her death.

(i) In the event a cash dividend is declared with respect to the Common Stock, the Account of each participating Non-Employee Director shall be credited with a number of Stock Units determined as follows: First, calculate the product of (i) the cash dividend payable with respect to each share of Common Stock and (ii) the total number of Stock Units credited to the Account as of the record date for such dividend; and Second, divide such product by the Fair Market Value of a share of Common Stock on the payment date for such dividend.

(j) In the event the Non-Employee Director suffers a "Financial Hardship" (as hereinafter defined), the Company may make a distribution to the Non-Employee Director as a hardship benefit (the "Hardship Benefit"), with respect to any portion of the Stock Units credited to the Non-Employee Director's Account up to, but not in excess of, the total Stock Units credited to the Account as of the date a Hardship Benefit is distributed. Any Hardship Benefit shall be distributed at such time or times as the Company shall determine, and the Non-Employee Director's Account shall be reduced by the amount so distributed. "Financial Hardship" shall mean a financial need of the Non-Employee Director caused by an unforeseeable emergency. An "unforeseeable emergency" for this purpose is a severe financial hardship to the Non-Employee Director resulting from a sudden or unexpected illness or accident of the Non-Employee Director, or of a dependent (as defined in Internal Revenue Code Section 152(a)) of the Non-Employee Director, loss of the Non-Employee Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Non-Employee Director.

Payment under this paragraph 7(j) shall not be made to the extent that such Financial Hardship is or may be relieved:

(i) through reimbursement or compensation by insurance; or

(ii) by liquidation of the Non-Employee Director's assets, to the extent the liquidation of such assets would not itself cause a Financial Hardship.

Withdrawals of amounts because of an unforeseeable emergency shall be made only to the extent reasonably needed to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution.

No distribution shall be made to a Non-Employee Director pursuant to this paragraph 7(j) unless such director requests a distribution in writing and provides to the Company such information and documentation with respect to his or her unforeseeable emergency as may be requested by the Company. The Company shall determine whether, and to what extent, a Non-Employee Director's application for a Hardship Benefit will be approved, based on the facts and circumstances of the case. Such determination shall be final, conclusive and binding on all persons.

8. Adjustments upon Changes in Stock

If any change is made in the stock of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise, the Plan (including the total number of shares and kind of shares issuable under the Plan) and Stock Units will be appropriately adjusted by the Board to account for the change. The Stock Units created pursuant to the Plan shall not affect in any way the right or power of the Company to issue additional Common Stock or other securities, make adjustments, reclassifications, reorganizations or other changes in its corporate, capital or business structure, to participate in a merger, consolidation or share exchange or to transfer its assets or dissolve or liquidate.

9. Amendment, Suspension or Termination of the Plan

The Board may at any time, and from time to time, amend, suspend or terminate the Plan; provided that no amendment shall be effective unless approved by the shareholders of the Company to the extent the Board determines shareholder approval of such amendment is necessary or desirable; and provided further that rights and obligations under any Stock Unit credited or to be credited before any amendment, suspension or termination of the Plan shall not be altered or impaired by such amendment, suspension or termination of the Plan except with the consent of the person to whom the Stock Unit was credited or is to be credited. Any provision of the Plan to the contrary notwithstanding, upon termination of the Plan, the Board may in its sole discretion cause all Stock Units credited to an Account for a Non-Employee Director to be immediately payable to such director in the form of shares of Common Stock equal in number to the Stock Units credited to the Account as of the date of such Plan termination, provided that such accelerated distribution complies with the requirements of Code Section 409A and the regulations and other guidance thereunder. If the Board does not cause such accelerated payment, the Stock Units credited to Accounts of Non-Employee Directors as of the date of the Plan termination shall be paid in accordance with the provisions of the Plan as in effect immediately prior to such termination.

10. Changes of Control, Acceleration of Right to Exercise and Distribution of Stock Units

(a) Notwithstanding anything in the Plan to the contrary, in the event a Change of Control (as defined below) occurs, then and notwithstanding the provisions of paragraph 7(d), all Stock Units credited to an Account for a Non-Employee Director shall, on the date of the occurrence of a Change of Control, be immediately payable to such director in the form of shares of Common Stock equal in number to the Stock Units held as of the date of the Change of Control.

(b) "Change of Control" shall mean the occurrence of any of the following events:

(i) the acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership of 35% or more of either the then outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided that any acquisition by the Company or any of its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries, or any corporation with respect to which following such acquisition, more than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Common Stock and voting securities of the Company immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the then outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, as the case may be, shall not constitute a Change of Control;

(ii) a majority of the individuals who, as of February 1, 2005 constituted the Board (the "Incumbent Board") are replaced during any 12-month period; provided that any individual becoming a director subsequent to such date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company; or

(iii) approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company and the satisfaction of all conditions precedent to the transaction, in each case, with respect to which the individuals and entities who were the respective beneficial owners of the common stock and voting securities of the Company immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation, or a complete liquidation or dissolution of the Company or of the sale or other disposition (other than to a "related person" as such term is used under Code Section 409A and the regulations and other guidance thereunder) of all or substantially all of the assets of the Company.

11. Code Section 409A

Any provision of the Plan to the contrary notwithstanding, the Plan is designed to comply with the requirements of Code Section 409A and the regulations and other guidance thereunder and shall be interpreted in a manner consistent with Code Section 409A and the regulations and other guidance thereunder. To the extent any provision of the Plan violates Code Section 409A, it shall not be effective.

12. Effective Date of Plan

The Plan shall be effective as of January 29, 2006.

EXHIBIT "B"

THE BOMBAY COMPANY, INC.
2006 EMPLOYEE STOCK INCENTIVE PLAN

ARTICLE I. ESTABLISHMENT AND PURPOSE

1.1 Establishment and Purpose. The Bombay Company, Inc. ("Company") hereby establishes The Bombay Company, Inc. 2006 Employee Stock Incentive Plan, as set forth in this document. The purpose of the Plan is to provide incentives and rewards for employees so as to promote the interests of Bombay and its shareholders by (i) strengthening the Company's ability to attract and retain highly competent officers and other key employees; (ii) permitting the award of opportunities for plan participants to be rewarded using stock based incentives; (iii) providing a means to encourage stock ownership and proprietary interest in Bombay by the recipients of awards made under the Plan; and (iv) providing equity ownership opportunities and performance based incentives to align the interests of officers and key employees more closely with those of shareholders.

1.2 Effectiveness and Term. The effective date of the Plan is April 20, 2006 subject to its approval by the shareholders of Bombay at the next annual meeting or any adjournment thereof. Any grant of an Award under the Plan prior to such approval shall be deemed to be null and void if such approval is not obtained within one year after the approval by the Board. No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Plan effective date, but any Award granted prior to such tenth anniversary may extend beyond that date to the date(s) specified in the Award Agreement.

1.3 With respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void *ab initio*, to the extent permitted by law and deemed advisable by the Committee.

ARTICLE II. DEFINITIONS

2.1 "**Affiliate**" means (a) with respect to Incentive Stock Options, a "parent corporation" or a "subsidiary corporation" of Bombay as those terms are defined in Sections 424(e) and (f) of the Code, respectively, and (b) with respect to other Awards, (i) a "parent corporation" or a subsidiary corporation" of Bombay as defined in (a) above, or (ii) any other corporation, organization, association, partnership, or other type of entity with which Bombay would be considered a single employer under Section 414(b) of the Code (controlled group of corporations) or Section 414(c) of the Code (partnerships, proprietorships, etc., under common control).

2.2 "**Award**" means an award granted to a Participant in the form of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Awards or Other Incentive Awards, whether granted singly or in combination.

2.3 "**Award Agreement**" means a written agreement between the Company and a Participant that sets forth the terms, conditions, restrictions and limitations applicable to an Award.

2.4 "**Board**" means the Board of Directors of Bombay.

2.5 "**Bombay**" means The Bombay Company, Inc., a Delaware corporation.

2.6 **"Cash Dividend Right"** means a contingent right, granted in tandem with a specific Restricted Stock Unit Award, to receive an amount in cash equal to the cash distributions made by Bombay with respect to a share of Common Stock during the period such Award is outstanding.

2.7 A "**Change of Control**" of Bombay, unless otherwise determined by the Board or except as otherwise provided herein, shall be deemed to have occurred upon the happening of any of the following events:

(i) the acquisition, other than from Bombay, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership of 20% or more of either the then outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of Bombay entitled to vote generally in the election of directors; provided, however, that any acquisition by Bombay or any of its subsidiaries, or any employee benefit plan (or related trust) of Bombay or its subsidiaries, or any corporation with respect to which following such acquisition, more than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Common Stock and voting securities of Bombay immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the then outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of Bombay entitled to vote generally in the election of directors, as the case may be, shall not constitute a Change of Control;

(ii) individuals who, as of January 29, 2006, constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to such date whose election, or nomination for election by Bombay's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of Bombay; or

(iii) approval by the shareholders of Bombay of a reorganization, merger or consolidation of Bombay, in each case, with respect to which the individuals and entities who were the respective beneficial owners of the Common Stock and voting securities of Bombay immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation, or a complete liquidation or dissolution of Bombay or of the sale or other disposition of all or substantially all of the assets of Bombay.

2.8 "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

2.9 **"Committee"** means the Compensation and Human Resources Committee of the Board or such other committee of the Board as may be designated by the Board to administer the Plan, which committee shall consist of two or more members of the Board, each of whom is both a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and an "outside director" within the meaning of such term as contained in applicable regulations interpreting Section 162(m) of the Code. To the extent that no Committee exists that has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance with such requirements shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

2.10 "**Common Stock**" means the common stock of Bombay, $1.00 par value per share, or any stock or other securities of Bombay hereafter issued or issuable in substitution or exchange for the Common Stock.

2.11 "**Company**" means Bombay and any Affiliate.

2.12 "**Dividend Unit Right**" means a contingent right, granted in tandem with a specific Restricted Stock Unit Award, to have an additional number of Restricted Stock Units credited to a Participant in respect of the Award equal to the number of shares of Common Stock that could be purchased at Fair Market Value with the amount of each cash distribution made by Bombay with respect to a share of Common Stock during the period such Award is outstanding.

2.13 "**Effective Date**" means the date the Plan becomes effective as provided in Section 1.2.

2.14 "**Employee**" means an employee of the Company.

2.15 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

2.16 "**Fair Market Value**" means (a) if the Common Stock is listed on a national securities exchange, the closing price per share on a given date; (b) if the Common Stock is traded on an exchange or market in which prices are reported in terms of bid and asked prices, the average of the closing bid and asked prices for a share on a given date; and (c) if the Common Stock is not publicly traded at the time a determination of fair market value is required to be made hereunder, the determination of fair market value shall be made in good faith by the Committee.

2.17 "**Fiscal Year**" means the 52 or 53 week period ending on the Saturday nearest to January 31 of each year.

2.18 "**Grant Date**" means the date an Award is determined to be effective by the Committee upon the grant of such Award.

2.19 "**Incentive Stock Option**" means an Option that is intended to meet the requirements of Section 422 of the Code.

2.20 "**Nonqualified Stock Option**" means an Option that is not an Incentive Stock Option.

2.21 "**Option**" means an option to purchase shares of Common Stock granted to a Participant pursuant to Article VII. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option, as determined by the Committee.

2.22 "**Option Price**" means the price that must be paid by a Participant upon exercise of an Option to purchase a share of Common Stock.

2.23 "**Other Incentive Award**" means an incentive award granted to a Participant pursuant to Article XII.

2.24 "**Participant**" means an Employee who has been granted an Award.

2.25 "**Performance Award**" means an Award granted to a Participant pursuant to Article XI to receive cash or Common Stock conditioned in whole or in part upon the satisfaction of specified performance criteria.

2.26 "**Performance Goal**" means any of the goals set forth in Section 11.4.

2.27 "**Permitted Transferee**" shall have the meaning given such term in Section 15.4.

2.28 "**Plan**" means The Bombay Company, Inc. 2006 Employee Stock Incentive Plan, as in effect from time to time.

2.29 "**Reporting Participant**" means a Participant who is subject to the reporting requirements of Section 16 of the Exchange Act.

2.30 "**Restricted Period**" means the period established by the Committee with respect to an Award of Restricted Stock or Restricted Stock Units during which the Award remains subject to forfeiture.

2.31 "**Restricted Stock**" means a share of Common Stock granted to a Participant pursuant to Article IX that is subject to such terms, conditions, and restrictions as may be determined by the Committee.

2.32 "**Restricted Stock Unit**" means a fictional share of Common Stock granted to a Participant pursuant to Article X that entitles the Participant to receive shares of Common Stock, cash, or a combination of shares of Common Stock or cash, at such time as such unit is no longer subject to terms, conditions, and restrictions as may be determined by the Committee, or such later date as may be provided by the Award Agreement.

2.33 "**Rule 16b-3**" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor rule or regulation that may be in effect from time to time.

2.34 "**Stock Appreciation Right**" or "**SAR**" means a right granted to a Participant pursuant to Article VIII with respect to a share of Common Stock to receive upon exercise cash, Common Stock or a combination of cash and Common Stock, equal to the appreciation in value of a share of Common Stock.

ARTICLE III. PLAN ADMINISTRATION

3.1 Plan Administrator and Discretionary Authority. The Plan shall be administered by the Committee. The Committee shall have total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms. The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right to: (i) interpret the Plan and the Award Agreements executed hereunder; (ii) decide all questions concerning eligibility for, and the amount of, Awards granted under the Plan; (iii) construe any ambiguous provision of the Plan or any Award Agreement; (iv) prescribe the form of Award Agreements; (v) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement; (vi) issue administrative guidelines as an aid to administering the Plan and make changes in such guidelines as the Committee from time to time deems proper; (vii) make regulations for carrying out the Plan and make changes in such regulations as the Committee from time to time deems proper; (viii) determine whether Awards should be granted singly or in combination; (ix) to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions and limitations; (x) accelerate the exercise, vesting or payment of an Award when such action or actions would be in the best interests of the Company; (xi) require Participants to hold a stated number or percentage of shares of Common Stock acquired pursuant to an Award for a stated period; and (xii) take any and all other actions the Committee deems necessary or advisable for the proper operation or administration of the Plan. The Committee shall have authority in its sole discretion with respect to all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan, including without limitation its construction of the terms of the Plan and its determination of eligibility for participation in, and the terms of Awards granted under, the Plan. The decisions of the Committee and its actions with respect to the Plan shall be final, conclusive and binding on all persons having or claiming to have any right or interest in or under the Plan, including without limitation Participants and their respective Permitted Transferees, estates, beneficiaries and legal representatives. In the case of an Award intended to be eligible for the performance-based compensation exemption under Section 162(m) of the Code, the Committee shall exercise its discretion consistent with qualifying the Award for such exemption.

3.2 Delegation of Authority.

(a) The Committee may delegate to officers of Bombay, pursuant to a written delegation, the authority to perform specified functions under the Plan. Any actions taken by any officers of Bombay pursuant to such written delegation of authority shall be deemed to have been taken by the Committee. Notwithstanding the foregoing, to the extent necessary to satisfy the requirements of Section 162(m) of the Code and/or Rule 16b-3 promulgated under the Exchange Act, any function relating to a Reporting Participant or a covered employee (as defined in Section 162(m) of the Code) shall be performed solely by the Committee.

(b) The Board may, in its discretion and by a resolution adopted by the Board, authorize one or more officers of Bombay (an "Authorized Officer") to (i) designate one or more Employees eligible to participate in the Plan and to whom Awards will be granted under the Plan, and (ii) determine the number of shares of Common Stock that will be subject to such Awards; provided, however, that the resolution of the Board granting such authority shall (x) specify the total number of shares of Common Stock that may be made subject to the Awards, (y) set forth the price or prices (or a formula by which such price or prices may be determined) to be paid for the purchase of the Common Stock subject to such Awards, and (z) not authorize an Authorized Officer to designate himself as a recipient of any Award. Notwithstanding the foregoing, to the extent necessary to satisfy the requirements of Section 162(m) of the Code, any function relating to a covered employee (as defined in Section 162(m) of the Code) shall be performed solely by the Committee.

3.3 Liability; Indemnification. No member of the Committee, nor any person to whom it has delegated authority, shall be personally liable for any action, interpretation or determination made in good faith with respect to the Plan or Awards granted hereunder, and each member of the Committee (or delegatee of the Committee) shall be fully indemnified and protected by the Company with respect to any liability he may incur with respect to any such action, interpretation or determination, to the maximum extent permitted by applicable law.

ARTICLE IV. SHARES SUBJECT TO THE PLAN

4.1 Available Shares.

(a) Subject to adjustment as provided in Section 4.2, there shall be an initial allocation of 2,100,000 shares of Common Stock to the Plan.

(b) The maximum number of shares of Common Stock that may be subject to all Awards granted under the Plan to any one Participant during a Fiscal Year is 300,000. The maximum number of shares of Common Stock that may be subject to a Performance Award that provides for a performance period longer than one Fiscal Year shall be the foregoing limit multiplied by the number of full Fiscal Years in the performance period.

(c) The maximum number of shares of Common Stock that shall be available for Awards of Restricted Stock, Restricted Stock Units or Other Incentive Awards payable in the form of Common Stock that either require no purchase by the Participant or do not condition vesting upon achieving specified Performance Goals pursuant to Article XI is 25% of the total shares of Common Stock authorized for Awards hereunder.

(d) The maximum number of shares of Common Stock that may be issued in the form of Incentive Stock Options shall be 50% of the total number of shares authorized for Awards hereunder as of the Effective Date. Notwithstanding any provisions of the Plan to the contrary, only shares forfeited to Bombay, shares canceled on account of termination, expiration or lapse of an Award, shares surrendered in payment of the exercise price of an option or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of an option shall again be available for grant of Incentive Stock Options under the Plan, but shall not increase the maximum number of shares described in the preceding sentence.

(e) Shares of Common Stock issued pursuant to the Plan may be original issue or treasury shares or a combination of the foregoing, as the Committee, in its sole discretion, shall from time to time determine.

(f) Cash dividends, dividend equivalents paid in cash in conjunction with outstanding Awards, and stock-denominated Awards that are settled in cash shall not reduce the number of shares of Common Stock available for delivery under the Plan. Further, subject to Section 4.1(d), any shares that are issued by Bombay pursuant to Awards that are granted through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity shall not reduce the number of shares of Common Stock available for Awards under the Plan. No fractional shares of Common Stock shall be delivered under the Plan. Cash may be paid in lieu of any fractional shares in settlements of Awards under the Plan.

4.2 Adjustments for Recapitalizations and Reorganizations. In the event of any stock dividend, stock split, combination or exchange of equity securities, merger, consolidation, recapitalization, spin-off or other distribution (other than normal cash dividends) of Bombay's assets to shareholders, or any other change affecting shares of Common Stock or share price, the

Committee shall make appropriate adjustments to reflect such change with respect to: (i) the number of shares of Common Stock that may be available and delivered as set forth in Section 4.1(a) and the limitations on such Awards as set forth in Sections 4.1(b) and (d); (ii) the number of shares of Common Stock covered by each outstanding Award made under the Plan; and (iii) the exercise price per share of Common Stock for any Options, SARs or similar Awards under the Plan.

4.3 Adjustments for Awards. Subject to Section 4.1(d), the Committee shall have sole discretion to determine the manner in which shares of Common Stock available for grant of Awards under the Plan are counted. Without limiting the discretion of the Committee under this Section 4.3, unless otherwise determined by the Committee, the following rules shall apply for the purpose of determining the number of shares of Common Stock available for grant of Awards under the Plan:

(a) **Options and Restricted Stock.** The grant of Options or Restricted Stock shall reduce the number of shares of Common Stock available for grant of Awards under the Plan by the number of shares of Common Stock subject to such an Award.

(b) **SARs.** The grant of SARs that may be paid or settled (i) only in Common Stock or (ii) in either cash or Common Stock shall reduce the number of shares available for grant of Awards under the Plan by the number of shares subject to such an Award; provided, however, that upon the exercise of SARs, the excess of the number of shares of Common Stock with respect to which the Award is exercised over the number of shares of Common Stock issued upon exercise of the Award shall again be available for grant of Awards under the Plan. The grant of SARs that may be paid or settled only for cash shall not affect the number of shares of Common Stock available for grant of Awards under the Plan.

(c) **Restricted Stock Units.** The grant of Restricted Stock Units (including those credited to a Participant in respect of a Dividend Unit Right) that may be paid or settled (i) only in Common Stock or (ii) in either cash or Common Stock shall reduce the number of shares of Common Stock available for grant of Awards under the Plan by the number of shares of Common Stock subject to such an Award; provided, however, that upon settlement of the Award, the excess, if any, of the number of shares of Common Stock that had been subject to such Award over the number of shares of Common Stock issued upon its settlement shall again be available for grant of Awards under the Plan. The grant of Restricted Stock Units that may be paid or settled only for cash shall not affect the number of shares of Common Stock available for grant of Awards under the Plan.

(d) **Other Incentive Awards.** The grant of a Performance Award or Other Incentive Award in the form of Common Stock or that may be paid or settled (i) only in Common Stock or (ii) in either Common Stock or cash shall reduce the number of shares of Common Stock available for grant of Awards under the Plan by the number of shares of Common Stock subject to such an Award; provided, however, that upon settlement of the Award, the excess, if any, of the number of shares of Common Stock that had been subject to such Award over the number of shares of Common Stock issued upon its settlement shall again be available for grant of Awards under the Plan. The grant of a Performance Award or Other Incentive Award that may be paid or settled only for cash shall not affect the number of shares of Common Stock available for grant of Awards under the Plan.

(e) **Cancellation, Forfeiture and Termination.** If any Award referred to in Sections 4.3(a), (b), (c), or (d) (other than an Award that may be paid or settled only for cash) is canceled or forfeited, or terminates, expires or lapses, for any reason, the shares of Common Stock then subject to such Award shall again be available for grant of Awards under the Plan.

(f) **Payment of Exercise Price and Withholding Taxes.** If previously acquired shares of Common Stock are used to pay the exercise price of an Award, the number of shares of Common Stock available for grant of Awards under the Plan shall be increased by the number of shares delivered as payment of such exercise price. If previously acquired shares of Common Stock are used to pay withholding taxes payable upon exercise, vesting or payment of an Award, or shares of Common Stock that would be acquired upon exercise, vesting or payment of an Award are withheld to pay withholding taxes payable upon exercise, vesting or payment of such Award, the number of shares of Common Stock available for grant of Awards under the Plan shall be increased by the number of shares delivered or withheld as payment of such withholding taxes.

ARTICLE V. ELIGIBILITY

Any Employee (including an Employee who is also a director or an officer) of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee of the Company. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. The Committee's determinations under the Plan (including without limitation determinations of which Employees, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Participants who receive, or are eligible to receive Awards under the Plan.

ARTICLE VI. FORM OF AWARDS

6.1 Form of Awards. Awards may be granted under the Plan, in the Committee's sole discretion, in the form of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Awards, and Other Incentive Awards, or a combination thereof. All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may, in its sole discretion, subject any Award to such other terms, conditions, restrictions and/or limitations (including without limitation the time and conditions of exercise, vesting or payment of an Award and restrictions on transferability of any shares of Common Stock issued or delivered pursuant to an Award), provided they are not inconsistent with the terms of the Plan. The Committee may, but is not required to, subject an Award to such conditions as it determines are necessary or appropriate to ensure that an Award constitutes "qualified performance based compensation" within the meaning of Section 162(m) of the Code and the regulations thereunder. Awards under a particular Article of the Plan need not be uniform, and Awards under more than one Article of the Plan may be combined in a single Award Agreement. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant.

6.2 No Repricing; No Reload Rights. Except for adjustments made pursuant to Section 4.2, the exercise price for any outstanding Option or SAR shall not be decreased after the Grant Date, nor may any outstanding Option or SAR be surrendered to Bombay as consideration for the grant of a new Option or SAR with a lower exercise price without the approval of a majority of the shareholders of Bombay. Options shall not contain any provision entitling the Participant to an automatic grant of additional Options in connection with any exercise of the original Option.

6.3 Foreign Jurisdiction. Awards may be granted, without amending the Plan, to Participants who are foreign nationals or employed outside the United States or both, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to further the purposes of the Plan or to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or alternative versions of the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, no such supplement or alternative version shall: (a) increase the number of available shares of Common Stock under Section 4.1(a); or (b) increase the limitations contained in Sections 4.1(b) and (d).

ARTICLE VII. OPTIONS

7.1 General. Awards may be granted in the form of Options that may be Incentive Stock Options or Nonqualified Stock Options, or a combination of both.

7.2 Terms and Conditions of Options. An Option shall be exercisable in whole or in such installments and at such times as may be determined by the Committee. The Option Price shall be determined by the Committee, but such Option Price shall not be less than 100% of the Fair Market Value per share of Common Stock on the Grant Date unless the Option was granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became Employees as a result of a merger, consolidation, acquisition, or other transaction involving the Company, provided that such assumption or substitution is in connection with a transaction to which Section 424(a) of the Code applies and such assumption or substitution either complies with the requirements of Section 409A of the Code or is consistent with maintaining the exempt status of the Option from the application of Section 409A of the Code, as applicable. Except as otherwise provided in Section 7.3, the term of each Option shall be as specified by the Committee; provided, however, that no Options shall be exercisable later than ten years after the Grant Date.

7.3 Restrictions Relating to Incentive Stock Options. Options granted in the form of Incentive Stock Options shall, in addition to being subject to the terms and conditions of Section 7.2, comply with Section 422(b) of the Code. Accordingly, no Incentive Stock Options shall be granted later than ten years after the date of adoption of the Plan by the Board. To the extent the aggregate Fair Market Value (determined as of the times the respective Incentive Stock Options are granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company exceeds $100,000, such excess Incentive Stock Options shall be Nonqualified Stock Options. The Committee shall determine, in accordance with the applicable provisions of the Code, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. The Option Price of an Incentive Stock Option shall be determined by the Committee, but such Option Price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the Grant Date. No Incentive Stock Option shall be granted to an Employee under the Plan if, at the time such Option is granted, such Employee owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, within the meaning of Section 422(b)(6) of the Code, unless (i) on the Grant Date of such Option, the Option Price of such Option is at least 110% of the Fair Market Value of the Common Stock subject to the Option, and (ii) such Option by its terms is not exercisable after the expiration of five years from the Grant Date of the Option.

7.4 Additional Terms and Conditions. The Committee shall determine the time or times at which an Option will vest and become exercisable. At the time of an award of an Option, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the Option, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, or otherwise) of a Participant prior to exercise of the Option, as it determines are necessary or appropriate, provided they are not inconsistent with the Plan.

7.5 Exercise of Options.

(a) Subject to the terms and conditions of the Plan, Options shall be exercised by the delivery of a written notice of exercise to Bombay, setting forth the number of whole shares of Common Stock with respect to which the Option is to be exercised, accompanied by full payment for such shares.

(b) Upon exercise of an Option, the exercise price of the Option shall be payable to Bombay in full either: (i) in cash or an equivalent acceptable to the Committee, or (ii) in the sole discretion of the Committee and in accordance with any applicable administrative guidelines established by the Committee, by tendering one or more previously acquired nonforfeitable, unrestricted shares of Common Stock that have been held by the Participant for at least six months having an aggregate Fair Market

Value at the time of exercise equal to the total exercise price, or (iii) in a combination of the forms of payment specified in clauses (i) and (ii) above.

(c) As soon as reasonably practicable after receipt of written notification of exercise of an Option and full payment of the exercise price and any required withholding taxes, Bombay shall (i) deliver to the Participant, in the Participant's name or the name of the Participant's designee, a stock certificate or certificates in an appropriate aggregate amount based upon the number of shares of Common Stock purchased under the Option, or (ii) cause to be issued in the Participant's name or the name of the Participant's designee, in book-entry form, an appropriate number of shares of Common Stock based upon the number of shares purchased under the Option.

ARTICLE VIII. STOCK APPRECIATION RIGHTS

8.1 General. The Committee may grant Awards in the form of SARs in such numbers and at such times as it shall determine. SARs shall vest and be exercisable in whole or in such installments and at such times as may be determined by the Committee. The price at which SARs may be exercised shall be determined by the Committee but shall not be less than 100% of the Fair Market Value per share of Common Stock on the Grant Date unless the SARs were granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became Employees as a result of a merger, consolidation, acquisition, or other transaction involving the Company, provided that such assumption or substitution is in connection with a transaction to which Section 424(a) of the Code applies and such assumption or substitution either complies with the requirements of Section 409A of the Code or is consistent with maintaining the exempt status of the Award of SARs from the application of Section 409A of the Code, as applicable. The term of each SAR shall be as specified by the Committee; provided, however, that no SARs shall be exercisable later than ten years after the Grant Date. At the time of an award of SARs, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the SARs, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, or otherwise) of a Participant prior to exercise of the SARs, as it determines are necessary or appropriate, provided they are not inconsistent with the Plan.

8.2 Exercise of SARs. SARs shall be exercised by the delivery of a written notice of exercise to Bombay, setting forth the number of whole shares of Common Stock with respect to which the Award is being exercised. Upon the exercise of SARs, the Participant shall be entitled to receive an amount equal to the excess of the aggregate Fair Market Value of the shares of Common Stock with respect to which the Award is exercised (determined as of the date of such exercise) over the aggregate exercise price of such shares. Such amount shall be payable to the Participant in cash or in shares of Common Stock, as provided in the Award Agreement.

ARTICLE IX. RESTRICTED STOCK

9.1 General. Awards may be granted in the form of Restricted Stock in such numbers and at such times as the Committee shall determine. The Committee shall impose such terms, conditions and restrictions on Restricted Stock as it may deem advisable, including without limitation providing for vesting upon the achievement of specified Performance Goals pursuant to a Performance Award and restrictions under applicable Federal or state securities laws. A Participant shall not be required to make any payment for Restricted Stock unless required by the Committee.

9.2 Restricted Period. At the time an Award of Restricted Stock is granted, the Committee shall establish a Restricted Period applicable to such Restricted Stock. Each Award of Restricted Stock may have a different Restricted Period in the sole discretion of the Committee.

9.3 Other Terms and Conditions. Restricted Stock shall constitute issued and outstanding shares of Common Stock for all corporate purposes. Restricted Stock awarded to a Participant under the Plan shall be registered in the name of the Participant or, at the option of Bombay, in the name of a nominee of Bombay, and shall be issued in book-entry form or represented by a stock certificate. Subject to the terms and conditions of the Award Agreement, a Participant to whom Restricted Stock has been awarded shall have the right to receive dividends thereon during the Restricted Period, to vote the Restricted Stock and to enjoy all other shareholder rights with respect thereto, except that (i) Bombay shall retain custody of any certificates evidencing the Restricted Stock during the Restricted Period, and (ii) the Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Restricted Stock during the Restricted Period. A breach of the terms and conditions established by the Committee pursuant to the award of the Restricted Stock may result in a forfeiture of the Restricted Stock. At the time of an award of Restricted Stock, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the Restricted Stock, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, or otherwise) of a Participant prior to expiration of the Restricted Period.

9.4 Miscellaneous. Nothing in this Article shall prohibit the exchange of shares of Restricted Stock pursuant to a plan of merger or reorganization for stock or other securities of Bombay or another corporation that is a party to the reorganization, provided that the stock or securities so received in exchange for shares of Restricted Stock shall, except as provided in Article XIII, become subject to the restrictions applicable to such Restricted Stock. Any shares of Common Stock received as a result of a stock split or stock dividend with respect to shares of Restricted Stock shall also become subject to the restrictions applicable to such Restricted Stock.

ARTICLE X. RESTRICTED STOCK UNITS

10.1 General. Awards may be granted in the form of Restricted Stock Units in such numbers and at such times as the Committee shall determine. The Committee shall impose such terms, conditions and restrictions on Restricted Stock Units as it may deem advisable, including without limitation prescribing the period over which and the conditions upon which a Restricted Stock Unit may become vested or be forfeited, providing for vesting upon the achievement of specified Performance Goals pursuant to a Performance Award, and setting forth such other terms, conditions and restrictions as the Committee determines are necessary in order to comply with Section 409A of the Code and the regulations or other guidance issued thereunder. Upon the lapse of restrictions with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from Bombay one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as provided in the Award Agreement.

10.2 Restricted Period. At the time an Award of Restricted Stock Units is granted, the Committee shall establish a Restricted Period applicable to such Restricted Stock Units. Each Award of Restricted Stock Units may have a different Restricted Period in the sole discretion of the Committee.

10.3 Cash Dividend Rights and Dividend Unit Rights. To the extent provided by the Committee in its sole discretion, a grant of Restricted Stock Units may include a tandem Cash Dividend Right or Dividend Unit Right grant. A grant of Cash Dividend Rights may provide that such Cash Dividend Rights shall be paid directly to the Participant at the time of payment of related dividend, be credited to a bookkeeping account subject to the same vesting and payment provisions as the tandem Award (with or without interest in the sole discretion of the Committee), or be subject to such other provisions or restrictions as determined by the Committee in its sole discretion. A grant of Dividend Unit Rights may provide that such Dividend Unit Rights shall be subject to the same vesting and payment provisions as the tandem Award or be subject to such other provisions and restrictions as determined by the Committee in its sole discretion.

10.4 Other Terms and Conditions. At the time of an award of Restricted Stock Units, the Committee may, in its sole discretion, prescribe additional terms, conditions, restrictions and limitations applicable to the Restricted Stock Units, including without limitation rules pertaining to the termination of employment or service (by reason of death, permanent and total disability, or otherwise) of a Participant prior to expiration of the Restricted Period.

ARTICLE XI. PERFORMANCE AWARDS

11.1 General. Awards may be granted in the form of Performance Awards that may be payable in the form of cash, shares of Common Stock, or a combination of both, in such amounts and at such times as the Committee shall determine. Performance Awards shall be conditioned upon the level of achievement of one or more stated Performance Goals over a specified performance period that shall not be shorter than one year. Performance Awards may be combined with other Awards to impose performance criteria as part of the terms of such other Awards.

11.2 Terms and Conditions. Each Award Agreement embodying a Performance Award shall set forth (i) the amount, including a target and maximum amount if applicable, a Participant may earn in the form of cash or shares of Common Stock or a formula for determining such amount, (ii) the performance criteria and level of achievement versus such criteria that shall determine the amount payable or number of shares of Common Stock to be granted, issued, retained and/or vested, (iii) the performance period over which performance is to be measured, (iv) the timing of any payments to be made, (v) restrictions on the transferability of the Award, and (vi) such other terms and conditions as the Committee may determine that are not inconsistent with the Plan and are in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder.

11.3 Code Section 162(m) Requirements. The Committee shall determine in its sole discretion whether all or any portion of a Performance Award shall be intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code (the "162(m) Requirements"). The performance criteria for any Performance Award that is intended to satisfy the 162(m) Requirements shall be established in writing by the Committee based on one or more Performance Goals as set forth in Section 11.4 not later than 90 days after commencement of the performance period with respect to such Award, provided that the outcome of the performance in respect of the goals remains substantially uncertain as of such time. The maximum amount that may be paid in cash pursuant to Performance Awards granted to a Participant with respect to a Fiscal Year that are intended to satisfy the 162(m) Requirements is $2,000,000; provided, however, that such maximum amount with respect to a Performance Award that provides for a performance period longer than one Fiscal Year shall be the foregoing limit multiplied by the number of full Fiscal Years in the performance period. At the time of the grant of a Performance Award (but not including an Option or an Award of SARs that is otherwise exempt from Section 162(m) of the Code) and to the extent permitted under Section 162(m) of the Code and regulations thereunder for a Performance Award intended to satisfy the 162(m) Requirements, the Committee (i) may provide for the manner in which the levels of attainment of the Performance Goals shall be reduced to take into account the negative effect on the attained levels of the Performance Goals that result from specified corporate transactions, extraordinary events, accounting changes and other similar occurrences, so long as those transactions, events, changes and occurrences were not certain at the time the Performance Goal was initially established and the amount of the Performance Award for any Participant is not increased, unless the reduction in the Performance Goals would reduce or eliminate the amount of the Performance Award, and the Committee determines not to make such reduction, and (ii) may provide for the manner in which the Performance Goals will be measured in light of specified corporate transactions, extraordinary events, accounting changes and other similar occurrences, to the extent those transactions, events, changes and occurrences have a positive effect on the attained levels of the Performance Goals, so long as the Committee's actions do not increase the amount of Performance Award for any Participant. The determination of the amount of any reduction in levels of attainment of Performance Goals shall be made by the Committee in consultation with such accounting and compensation experts as the Committee may deem appropriate.

11.4 Performance Goals. The Performance Goals to be used for purposes of Performance Awards may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company in which the Participant is employed or with respect to which the Participant performs services, and may consist of one or more or any combination of the following criteria: (i) earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis), (ii) return on equity, (iii) return on assets, (iv) revenues, (v) sales, (vi) expenses or expense levels, (vii) one or more operating ratios, (viii) stock price, (ix) shareholder return, (x) market share, (xi) cash flow, (xii) inventory levels, inventory turn or shrinkage, (xiii) gross margin, (xiv) capital expenditures, (xv) net borrowing, debt leverage levels, credit quality or debt ratings, (xvi) the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions, (xvii) net asset value per share, and (xviii) economic value added. The Performance Goals based on these performance measures may be made relative to the performance of other business entities.

11.5 Certification and Negative Discretion. Prior to the payment of any compensation pursuant to a Performance Award that is intended to satisfy the 162(m) Requirements, the Committee shall certify the extent to which the Performance Goals and other material terms of the Award have been achieved or satisfied. The Committee in its sole discretion shall have the authority to reduce, but not to increase, the amount payable and the number of shares to be granted, issued, retained or vested pursuant to a Performance Award.

11.6 Payments and Payment Deferrals. Payment of Performance Awards may be in the form of cash, shares of Common Stock, other Awards or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee also may require or permit Participants to elect to defer the delivery of shares or the settlement of Performance Awards in cash under such rules and procedures as it may establish that are not inconsistent with the Plan. The Committee also may provide that deferred settlements include the payment or crediting of interest on the deferral amounts, or the payment or crediting of dividend equivalents where the deferral amounts are denominated in share equivalents. In addition, the Committee may stipulate in an Award Agreement, either at the time of grant or by subsequent amendment, that a payment or portion of a payment of an Award be delayed in the event that Section 162(m) of the Code (or any successor or similar provision of the Code affecting tax deductibility) would operate to disallow a tax deduction by the Company for all or a portion of such payment. The period of any such delay in payment shall be until the payment, or portion thereof, is tax deductible, or such earlier date as the Committee shall determine. The provisions for payment of Performance Awards as described in this Section 11.6 shall be designed to comply with the requirements of Section 409A of the Code to the extent such section applies to such award.

ARTICLE XII. OTHER INCENTIVE AWARDS

Other Incentive Awards may be granted in such amounts, upon such terms and at such times as the Committee shall determine. Other Incentive Awards may be granted based upon, payable in or otherwise related to, in whole or in part, shares of Common Stock if the Committee, in its sole discretion, determines that such Other Incentive Awards are consistent with the purposes of the Plan. Each grant of an Other Incentive Award shall be evidenced by an Award Agreement that shall specify the amount of the Other Incentive Award and the terms, conditions, restrictions and limitations applicable to such Award. Payment of Other Incentive Awards shall be made at such times and in such form, which may be cash, shares of Common Stock or other property (or a combination thereof), as established by the Committee, subject to the terms of the Plan.

ARTICLE XIII. CHANGE OF CONTROL

Except as provided otherwise below in this Article or in an Award Agreement at the time an Award is granted, notwithstanding anything to the contrary in the Plan, upon any Change of Control, any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any Award shall be automatically accelerated or waived so that:

(a) if no exercise of the Award is required, the Award may be realized in full at the time of the occurrence of the Change of Control (the "Change Effective Time"), or

(b) if exercise of the Award is required, the Award may be exercised at the Change Effective Time; provided, however, that in the case of the events described in clause (iii) of the definition of a Change of Control, each Award requiring exercise that is not exercised at the Change Effective Time shall lapse and all rights thereunder shall be forfeited immediately after the Change Effective Time if the Participant holding such Award has received written notice at least 15 days prior to the Change Effective Time of his right to exercise the Award at the Change Effective Time;

provided, however, that in the event all outstanding Awards are replaced as of the Change Effective Time by comparable types of awards of greater or at least substantially equivalent value, as determined by the Committee in its sole discretion, no such automatic acceleration or waiver (and corresponding lapse and forfeiture of Awards as provided in (b) above) shall occur except to the extent the Committee, in its sole discretion, provides for such acceleration, waiver, lapse or forfeiture with respect to any Award or unless such acceleration, waiver, lapse or forfeiture is expressly provided for in connection with such replacement. The preceding provisions of this Article XIII notwithstanding, with respect to an Award that consists of deferred compensation under Section 409A of the Code, in the event of a Change of Control that does not satisfy the requirements for a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A of the Code, then delivery of payment with respect to such Award as provided herein shall be delayed until payment may be made to the Participant without negative tax consequences to the Participant under Section 409A of the Code.

ARTICLE XIV. AMENDMENT AND TERMINATION

14.1 Plan Amendment and Termination. The Board may at any time suspend, terminate, amend or modify the Plan, in whole or in part; provided, however, that no amendment or modification of the Plan shall become effective without the approval of such amendment or modification by a majority of the shareholders of Bombay if (i) such amendment or modification increases the maximum number of shares subject to the Plan (except as provided in Article IV) or changes the designation or class of persons eligible to receive Awards under the Plan, or (ii) counsel for Bombay determines that such approval is otherwise required by or necessary to comply with applicable law. Upon termination of the Plan, the terms and provisions of the Plan shall, notwithstanding such termination, continue to apply to Awards granted prior to such termination. No suspension, termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the consent of the Participant (or the Permitted Transferee) holding such Award.

14.2 Award Amendment and Cancellation. The Committee may amend the terms of any outstanding Award granted pursuant to the Plan, but no such amendment shall adversely affect in any material way the Participant's (or a Permitted Transferee's) rights under an outstanding Award without the consent of the Participant (or the Permitted Transferee) holding such Award.

14.3 Performance-Based Compensation. In the case of an outstanding Award intended to be eligible for the performance-based compensation exemption under Section 162(m) of the Code, the Committee shall not, without the approval of a majority of the shareholders of Bombay, amend the Plan or the Award in a manner that would adversely affect the Award's continued eligibility for the performance-based compensation exemption under Section 162(m) of the Code.

ARTICLE XV. MISCELLANEOUS

15.1 Award Agreements. After the Committee grants an Award under the Plan to a Participant, the Company and the Participant shall enter into an Award Agreement setting forth the terms, conditions, restrictions and limitations applicable to the Award and such other matters as the Committee may determine to be appropriate. The terms and provisions of the respective Award Agreements need not be identical. All Award Agreements shall be subject to the provisions of the Plan, and in the event of any conflict between an Award Agreement and the Plan, the terms of the Plan shall govern.

15.2 Listing; Suspension.

(a) As long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issuance of any shares of Common Stock pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option or other Award with respect to such shares shall be suspended until such listing has been effected.

(b) If at any time counsel to Bombay shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the laws of any applicable jurisdiction, Bombay shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act of 1933, as amended, or otherwise, with respect to shares of Common Stock or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of such counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c) Upon termination of any period of suspension under this Section, any Award affected by such suspension that shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares that would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award unless otherwise determined by the Committee in its sole discretion.

15.3 Additional Conditions. Notwithstanding anything in the Plan to the contrary: (i) the Committee may, if it shall determine it necessary or desirable in its sole discretion, at the time of grant of any Award or the issuance of any shares of Common Stock pursuant to any Award, require the recipient of the Award or such shares of Common Stock, as a condition to the receipt thereof, to deliver to Bombay a written representation of present intention to acquire the Award or such shares of Common Stock for his own account for investment and not for distribution, (ii) the certificate for shares of Common Stock issued to a Participant may include any legend that the Committee deems appropriate to reflect any restrictions on transfer, and (iii) all certificates for shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which the Common Stock is then listed or quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

15.4 Transferability. No Award shall be subject to execution, attachment or similar process. No Award of Incentive Stock Options or Restricted Stock during its Restricted Period may be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of, other than by will or pursuant to the applicable laws of descent and distribution. If provided in the Award Agreement, all other Awards may be transferred by a Participant to a Permitted Transferee. Any attempted sale, transfer, pledge, exchange, hypothecation or other disposition of an Award not specifically permitted by the Plan or the Award Agreement shall be null and void and without effect. All Awards granted to a Participant shall be exercisable during his lifetime only by such Participant, or if applicable, a Permitted Transferee; provided, however, that in the event of a Participant's legal incapacity, an Award may be exercised by his guardian or legal representative. For purposes of the Plan, "Permitted Transferee" means (i) a member of a Participant's immediate family, (ii) a Participant's domestic partner, (iii) trusts in which a person listed in (i) or (ii) above has more than 50% of the beneficial interest, (iv) a foundation in which the Participant or a person listed in (i) or (ii) above controls the management of assets, (v) any other entity in which the Participant or a person listed in (i) or (ii) above owns more than 50% of the voting interests, provided that in the case of the preceding clauses (i) through (v), no consideration is provided for the transfer, and (vi) any transferee permitted under applicable securities and tax laws as determined by counsel to Bombay. In determining whether a person is a "Permitted Transferee," immediate family members shall include a Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

15.5 Withholding Taxes. The Company shall be entitled to deduct from any payment made under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment, may require the Participant to pay to the Company such withholding taxes prior to and as a condition of the making of any payment or the issuance or delivery of any shares of Common Stock under the Plan, and shall be entitled to deduct from any other compensation payable to the Participant any withholding obligations with respect to Awards. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from or with respect to an Award by (i) withholding shares of Common Stock from any payment of Common Stock due as a result of such Award, or (ii) permitting the Participant to deliver to the Company previously acquired shares of Common Stock that have been held by the Participant for at least six months, in each case having an aggregate Fair Market Value equal to the amount of such required withholding taxes. No payment shall be made and no shares of Common Stock shall be issued pursuant to any Award unless and until the applicable tax withholding obligations have been satisfied.

15.6 No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award granted hereunder, provided that the Committee in its sole discretion may round fractional shares down to the nearest whole share or settle fractional shares in cash.

15.7 Notices. All notices required or permitted to be given or made under the Plan or pursuant to any Award Agreement (unless provided otherwise in such Award Agreement) shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally; (ii) transmitted by first class registered or certified United States mail, postage prepaid, return receipt requested; (iii) sent by prepaid overnight courier service; or (iv) sent by telecopy or facsimile transmission, with confirmation receipt, to the person who is to receive it at the address that such person has theretofore specified by written notice delivered in accordance herewith. Such notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient; (ii) if mailed, upon the earlier of five days after deposit in the mail or the date of delivery as shown by the return receipt therefor; or (iii) if sent by telecopy or facsimile transmission, when the answer back is received. The Company or a Participant may change, at any time and from time to time, by written notice to the other, the address that it or such Participant had theretofore specified for receiving notices. Until such address is changed in accordance herewith, notices hereunder or under an Award Agreement shall be delivered or sent (i) to a Participant at his address as set forth in the records of the Company, or (ii) to Bombay at the principal executive offices of Bombay clearly marked "Attention: General Counsel."

15.8 Binding Effect. The obligations of Bombay under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of Bombay, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of Bombay. The terms and conditions of the Plan shall be binding upon each Participant and his Permitted Transferees, heirs, legatees, distributees and legal representatives.

15.9 Severability. If any provision of the Plan or any Award Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan or such agreement, as the case may be, but such provision shall be fully severable and the Plan or such agreement, as the case may be, shall be construed and enforced as if the illegal or invalid provision had never been included herein or therein.

15.10 Governing Law. The Plan shall be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Delaware except as superseded by applicable federal law.

15.11 No Right, Title or Interest in Company Assets. No Participant shall have any rights as a shareholder of the Company as a result of participation in the Plan until the date of issuance of Common Stock in his name and, in the case of Restricted Stock, unless and until such rights are granted to the Participant pursuant to the Plan. To the extent any person acquires a right to receive payments from the Company under the Plan, such rights shall be no greater than the rights of an unsecured general creditor of the Company, and such person shall not have any rights in or against any specific assets of the Company. All Awards shall be unfunded.

15.12 Risk of Participation. Nothing contained in the Plan shall be construed either as a guarantee by the Company, or its respective shareholders, directors, officers or employees, of the value of any assets of the Plan or as an agreement by the Company, or its respective shareholders, directors, officers or employees, to indemnify anyone for any losses, damages, costs or expenses resulting from participation in the Plan.

15.13 No Guarantee of Tax Consequences. No person connected with the Plan in any capacity, including without limitation the Company and its directors, officers, agents and employees, makes any representation, commitment or guarantee that any tax treatment, including without limitation federal, state and local income, estate and gift tax treatment, will be applicable with respect to any Awards or payments thereunder made to or for the benefit of a Participant under the Plan or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

15.14 Continued Employment. Nothing contained in the Plan or in any Award Agreement shall confer upon any Participant the right to continue in the employ of the Company, or interfere in any way with the rights of the Company to terminate a Participant's employment at any time, with or without cause. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of employment for any reason, even if the termination is in violation of an obligation of the Company to the Participant.

15.15 Miscellaneous. Headings are given to the articles and sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction of the Plan or any provisions hereof. The use of the masculine gender shall also include within its meaning the feminine. Wherever the context of the Plan dictates, the use of the singular shall also include within its meaning the plural, and vice versa.

2005 Annual Report on

Form 10-K/A

BOMBAY®

Form 10-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
Amendment No. 1

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 28, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to __________

Commission file number 1-7288

The Bombay Company, Inc.

(Exact name of registrant as specified in its charter)

A Delaware Corporation (State or other jurisdiction of incorporation or organization)	75-1475223 (I.R.S. Employer Identification Number)
550 Bailey Avenue Fort Worth, Texas (Address of principal executive offices)	76107 (Zip Code)
(Registrant's telephone number, including area code) (817) 347-8200	
Securities registered pursuant to Section 12(b) of the Act:	
Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value, $1 Per Share	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: **NONE**	

Indicate by check mark whether the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant based on the closing price of the stock on July 30, 2005 was approximately $177,673,480.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

Class		Number of shares outstanding at April 1, 2006
Common stock, $1 par value		36,435,796

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders are incorporated by reference in Part III.

EXPLANATORY NOTE

We are filing this Amendment No.1 on form 10-K/A to correct clerical errors in our Form 10-K filed on April 13, 2006 (the "Original Filing").

Under Item 6, Selected Financial Data, the Net revenue increase (decrease) for the fiscal year ended January 31, 2004 previously reflected as (21)% has been corrected to 21%.

Under Item 15, Exhibits and Financial Statement Schedules, typographical errors have been corrected as follows: In the Consolidated Statements of Shareholders' Equity, the amount of Deferred Compensation as of February 1, 2003 previously stated as $237 has been corrected to $(237). The amount of Net loss previously reflected in Retained Earnings for Fiscal 2004 as $12,641 has been corrected to $(12,641). The amount of Retained Earnings as of January 28, 2006, previously stated as $23,996, has been corrected to $23,669. The typographical error in the Fiscal 2005 captions which previously read *Net lLoss* has been corrected to *Net loss*. In the Consolidated Statements of Cash Flows, the amount of $9,624 reflected in Deferred taxes and other at January 28, 2006 has been corrected to $9,264.

Except for the matters described above, this amendment does not modify or update disclosures in the Original Filing. Furthermore, except for the matters described above, this amendment does not change any previously reported financial results.

Form 10-K

PART I

ITEM 1. Business.

(a) General Development of Business

The Bombay Company, Inc. and its wholly-owned subsidiaries design, source and market a line of proprietary home furnishings that includes large furniture, occasional furniture, wall decor and decorative accessories that is timeless, classic and traditional in its styling through a network of retail locations throughout the United States and Canada, through the Internet, specialty catalogs and international licensing arrangements. Throughout this report, the terms "our," "we," "us," "Bombay" and "Company" refer to The Bombay Company, Inc., including its subsidiaries.

The Company has a retail (52-53 week) fiscal year, which ends on the Saturday nearest January 31. The periods ended January 28, 2006 ("Fiscal 2005"), January 29, 2005 ("Fiscal 2004"), and January 31, 2004 ("Fiscal 2003") reflect 52 weeks. The period ending February 3, 2007 ("Fiscal 2006") will be a 53-week period.

Bombay's unique position in the market place is a result of our core competencies in design, sourcing and importing. We are a global importer, sourcing product from approximately 27 countries worldwide. Over 90% of the product has been designed or styled to Bombay's specifications.

Bombay has three distinct retail concepts leveraging the Bombay brand: Bombay, BombayKIDS and Bombay Outlet. Bombay stores feature timeless and classically styled home furnishings including accessories, wall decor and furniture focusing on the bedroom, the home office, the dining room and the living room. We entered the children's furnishings business in 2001 with the introduction of BombayKIDS, which features a line of children's furniture, textiles and accessories for children's bedrooms and bathrooms. Bombay Outlet stores, which are located primarily in major outlet centers across the United States and in Canada, feature an assortment of home furnishings similar to the Bombay store offering at lower price points. Additionally, Bombay Outlet stores provide a channel to liquidate overstocks of Bombay and BombayKIDS product as well as merchandise produced for our former wholesale operation.

In addition to our primary retail operations, Bombay has other operating enterprises which contributed incrementally to profitability but which were not significant to our operations in Fiscal 2005. Unless specified otherwise, the discussions in this Annual Report on Form 10-K relate to the Bombay retail operations, including BombayKIDS, outlets, Internet and catalog.

(b) Financial Information About Segments

Bombay operates primarily in one business segment as a multi-channel retailer selling decorative home furnishings, furniture and related items.

(c) Narrative Description of Business

Merchandise Sales, Purchasing and Distribution

Bombay operates stores, primarily located in regional shopping malls, certain secondary malls, open-air lifestyle centers, high-end strip centers and selected street locations. As of January 28, 2006, there were 439 stores in 41 states in the United States and 59 stores in nine Canadian provinces. We also market our products through our mail order operations in the United States and Canada and over the Internet at www.bombaycompany.com, www.bombaykids.com, www.bombayoutlet.com and www.bombay.ca.

We offer a diverse selection of products consisting of approximately 5,000 stock keeping units ("SKUs") of which over 90% of the product has been designed or styled to our specifications. Bombay's proprietary product offers unique design, quality and exceptional value to a wide audience of consumers. We regularly update our merchandise assortment by introducing new products while discontinuing others. We have a fashion component to our product offerings, primarily in the accessory and wall decor areas, which is introduced seasonally. Other products with longer lives are discontinued as they approach the end of their life cycles. Approximately 3,000 and 3,500 new SKUs were introduced in Fiscal 2005 and Fiscal 2004, respectively. Typically, new product introductions have been concentrated during our spring, fall and Christmas selling periods. The principal categories of merchandise include the following:

- Furniture – We sell two broad categories of furniture as described below. Our furniture is manufactured by third party vendors located principally in China, Malaysia, Vietnam, Taiwan, India and Indonesia. The Company is currently developing furniture resources in South America.

- Large Furniture – This category includes both wood and metal furniture focusing on the bedroom, home office, dining room and living room. Many of the larger items are displayed in stores, stocked in our distribution centers and can be delivered to stores typically within ten days. Large furniture represented 29%, 29% and 30% of total sales in Fiscal 2005, 2004 and 2003, respectively.

- Occasional Furniture – This category includes wood and metal hall tables, end and coffee tables, plant stands and other small accent tables and curios that are ready-to-assemble, take home products. Occasional furniture represented 17%, 19% and 19% of total sales in Fiscal 2005, 2004 and 2003, respectively.

- Accessories - This is the broadest category and represented 40% of total sales in both Fiscal 2005 and 2004 and 39% of total sales in Fiscal 2003. This category includes both functional and decorative accessories including lamps, jewelry and memorabilia boxes, crystal, ceramics, frames and desktop items, textiles, floral, candles and holiday decor. These items are sourced from over 27 countries in Asia, North America and Europe.

- Wall Decor - This category includes prints, mirrors and wall accessories that represented 14% of total sales in Fiscal 2005 and 12% of total sales in Fiscal 2004 and 2003. This merchandise is sourced primarily from the United States and various countries in Asia.

Merchandise is manufactured to Bombay's specifications through a network of third party vendors principally located in Asia, Europe and the United States. Over 90% of production needs are sourced from foreign countries. We have branch offices in Taiwan, Malaysia, China and Vietnam, and use agents in various countries to locate prospective vendors, coordinate production requirements with manufacturers and provide technical expertise and quality control.

We are not dependent on any particular supplier and have had long standing relationships with many of our vendors. Forty-five manufacturers in eight countries supply almost 70% of our merchandise requirements. Bombay has no long-term production agreements; however, we generally have agreements with major manufacturers that prohibit the production of our proprietary product for other parties. Additional manufacturing capacity and alternative sources, both domestic and international, continue to be added through new vendors and plant expansions by existing vendors. We do business with our vendors principally in United States currency and historically have not experienced any material disruptions as a result of any foreign political, economic or social instability.

The product development process takes between three to twelve months, beginning with the original idea and concluding with the final product received at regional distribution centers in the United States and Canada. Depending on the category, the source country and whether an item is new or reordered, lead times generally vary from two to six months from order placement until arrival at the stores. Order times are slightly less for North American manufacturers principally due to shorter shipping times. Lead times may also be impacted by seasonality factors especially in months when manufacturers are producing at, or near, peak capacity to meet seasonal demands. As a result, we strive to maintain an adequate inventory position in our distribution centers to ensure a sufficient supply of products to our customers.

We have regional distribution centers in Fort Worth, Texas; McDonough, Georgia; Breinigsville, Pennsylvania; Mira Loma, California; Plainfield, Indiana and Brampton, Ontario. The distribution centers are strategically located and enable us to replenish the majority of store inventories within 48 hours of when the order is processed. We use dedicated trucks and less-than-truckload carriers to transport product from our distribution centers to the stores.

Channels of Distribution

RETAIL

Stores and Real Estate

Historically, we have located our stores primarily in regional shopping malls, certain secondary malls and selected urban and suburban locations that satisfied our demographic and financial return criteria. Over the past few years as many of those leases were nearing their expiration dates, we began aggressively pursuing an off-mall strategy for new and relocated stores focusing on open-air lifestyle centers and high-end strip centers (especially those with a concentration of home furnishings retailers). Such locations offer us the opportunity to lower occupancy costs, improve operating efficiencies and provide a more convenient shopping experience for our customer. Our preference is to identify locations where we can operate a combined Bombay and BombayKIDS store, thereby realizing economies that come with a larger location while attracting a new and younger customer to Bombay. As of January 28, 2006, approximately 48% of our stores, excluding outlets, were in off-mall locations.

In selecting store locations, our real estate department conducts extensive analyses of potential store sites. We base our selection on the existing or planned co-tenancy of the center, the size of the market and the demographics of the surrounding area. In evaluating a store location, placement of the store relative to retail traffic patterns and customer base of other retailers in the nearby vicinity are important considerations. Significant attention is given to visual merchandising opportunities to maximize the ability to display product in the most attractive setting. We seek out the most potentially profitable locations for the opening of new stores. As we migrate to off-mall locations, new Bombay stores are planned to be in the 4,000 to 5,000 square foot range. Bombay mall stores are slightly smaller in size, currently averaging approximately 3,600 square feet. When appropriate, we are targeting 8,500 to 9,000 square foot locations where we can construct a Bombay store of approximately 4,500 square feet with an adjacent BombayKIDS store of approximately 4,000 square feet. In addition to building new stores, we continue to selectively convert our existing regular stores, which average approximately 2,000 square feet, to the larger format. As of January 28, 2006, there were 16 regular stores left in the chain.

At January 28, 2006, the store chain included a total of 48 outlet stores. We view the use of outlets as an opportunity to increase sales to a different customer base, to assist in the orderly clearance of merchandise and to further leverage our design and sourcing capabilities.

Following is a table summarizing our store activity and composition:

	January 28 2006	January 29 2005	January 31 2004
Number of stores:			
Beginning of year	502	471	422
Opened	41	66	84
Closed	45	35	35
End of year	498	502	471
Store composition:			
Large format	372	384	365
Regular	16	20	25
Outlet	48	47	46
BombayKIDS	62	51	35
Store location:			
Mall	235	273	302
Off-Mall	215	182	123
Outlet	48	47	46
Retail square footage (in thousands):			
Large format	1,548	1,570	1,459
Regular	30	38	46
Outlet	206	200	198
BombayKIDS	258	212	144
Total	2,042	2,020	1,847

During Fiscal 2006, we plan to open approximately 25 to 30 new stores, including approximately three combination stores that include BombayKIDS stores. We plan to close approximately 60 to 65 stores, ending the year with approximately 460 to 465 stores. For store count purposes, a combined Bombay and BombayKIDS location represents two stores.

Our average cost of leasehold improvements, furniture, fixtures and machinery for Bombay stores opened in Fiscal 2005, net of landlord construction allowances, was approximately $158,000 per store, or $33 per square foot. In addition, other investments, which consist primarily of inventory in the store location, averaged approximately $87,000 per large format store. The average net cost of a BombayKIDS store is approximately $197,000, slightly higher than a Bombay large format store due to higher fixturing costs. During Fiscal 2005, inventory investment averaged $89,000 for a BombayKIDS store. During Fiscal 2005, average inventory physically in store was approximately 41% of the total inventory investment. Our mall-based stores typically achieve store level operating profitability during their first full year of operation and reach maturity in three years. Off-mall stores are typically profitable during their first year of operation. However, based upon our limited experience, it appears that it may take slightly longer for these stores to mature. Further, whether a store was relocated from a local mall or is a new store in a market may also be an influencing factor as to profitability and length of time until maturity.

As of January 28, 2006, 439 stores were operating in 41 states in the United States and 59 stores were operating in nine provinces in Canada as illustrated in the map below.


BC-7
AB-4
SK-1
MB-2
ON-31
PQ-10
NF-1
NB-1
NS-2
WA-5
OR-4
ID-1
MN-4
WI-3
MI-10
NY-19
NH-3
MA-10
CT-12
NJ-18
DE-3
MD-14
PA-18
IA -1
NE-1
OH-18
IL-24
IN-6
WV-1
VA-16
NV-3
UT-3
CO-6
KS-1
MO-7
KY-3
NC-12
CA-64
TN-9
SC-6
OK-3
AR-1
AZ-6
NM-1
MS-1
AL-7
GA-18
LA-8
TX-49
FL-40

Direct-to-Customer

We conduct electronic commerce through our U.S. websites at http://www.bombaycompany.com for Bombay, http://www.bombaykids.com for BombayKIDS and http://www.bombayoutlet.com for Bombay Outlets. During Fiscal 2003, we launched our Bombay Canada website at http://www.bombay.ca which currently sells core product and a limited selection of outlet and BombayKIDS product. The Internet is an important tool not only for generating direct-to-customer sales but also for enabling the customer to conduct research on our product offering prior to making a store visit. The majority of our active SKU's are available for purchase on the websites although the actual number available at any point in time may vary based upon availability of inventory. We continue to pursue online marketing partnerships to broaden our reach to additional customers. Direct-to-customer revenue over the Internet was approximately $15.9 million, $21.2 million and $17.1 million in Fiscal 2005, 2004 and 2003, respectively. We also maintain websites supporting our international wholesale activities.

Bombay has a catalog business, which primarily serves as a marketing vehicle to drive customers into stores and to our Internet sites. Total direct-to-customer revenue, including Internet and catalog sales, represented 4.2%, 5.5% and 5.0% of total revenue in Fiscal 2005, 2004 and 2003, respectively.

WHOLESALE

Bailey Street Trading Company – During Fiscal 2000, we created Bailey Street Trading Company ("Bailey Street"), a wholly-owned subsidiary involved in the wholesale distribution of a proprietary line of accent furniture. The brand was separate from Bombay and the merchandise was marketed to variety of customers including independent gift stores, catalogers, department stores, furniture stores and mass merchants through a network of independent regional sales representatives. In November 2004, we announced our intention to exit the Bailey Street operations through sale or liquidation in order to focus on our core business.

On May 27, 2005, we completed the sale of the majority of the assets of Bailey Street to Bailey Street Holding Company, a newly-formed corporation, independent of Bombay. Under the terms of the agreement, Bombay received $4.7 million in cash in return for $1.1 million in accounts receivable and $2.3 million in inventories as well as intellectual property, equipment and facilities associated with the operations. Bailey Street Holding Company also assumed certain normal operating liabilities associated with the operations and Bombay agreed to provide certain transition services for up to one year. Bombay retained approximately $2 million of inventory not included in the sale which has been or is currently being liquidated through its retail and Internet channels.

During the third quarter of Fiscal 2005, we terminated the lease associated with approximately half of the distribution center previously utilized by the Bailey Street operations and prior to that, as part of the Bombay operations. As of the end of the fourth quarter of Fiscal 2005, we ceased using the remaining space and were actively seeking a party to whom the space could be sublet. We recorded a non-cash, pre-tax charge of approximately $0.9 million which represents the net present value of the difference between the remainder of the lease obligation less the estimated net sublet income based upon current market rates and assuming a subtenant within twelve months.

Total revenue for Bailey Street was $6.9 million, $15.1 million and $15.8 million during Fiscal 2005, 2004 and 2003, respectively.

International – Bombay International, Inc. ("International") is our international licensing and distribution channel. International operations have extended to 16 licensed stores as of the end of Fiscal 2005, operating in the Middle East and the Caribbean. Total revenue from International was $2.4 million, $3.8 million and $3.7 million during Fiscal 2005, 2004 and 2003, respectively. In the short-term, we plan to continue expansion abroad through licensing and distribution agreements in existing markets or with current partners. During Fiscal 2006, approximately three additional International stores are planned to be opened by our licensees.

Intangibles

We own a number of the trademarks, service marks, copyright registrations and design patents used in our business, including federal trademark registrations for the marks The Bombay Company®, Bombay®, the palm tree logo and BombayKIDS®. Our trademarks are also registered or are the subject of pending applications in a number of foreign countries. Each trademark registration is renewable indefinitely if the mark is still in use at the time of renewal.

We believe that our intangible property rights have significant value, enhance the Bombay® brand and are instrumental in our ability to create, sustain demand for and market our product. From time to time, we discover products in the marketplace that are counterfeit reproductions of our product or that otherwise infringe upon our trademark, copyright, trade dress or design rights. We have and will continue to vigorously defend our intellectual property rights as necessary.

Seasonality

Operating results are subject to seasonal variation. Historically, the largest portion of sales and substantially all of the income occur in the fourth fiscal quarter, which includes the Christmas season. Inventory balances are generally built to their highest levels prior to the Christmas selling season. Inventories decline, short-term borrowings are repaid and cash balances increase in December due to the Christmas business.

Competition

The home furnishings and decorative accessories market is highly fragmented and very competitive. We face competition from furniture stores, department stores, mass merchants and other specialty retailers, including national chains and independent retailers. We believe that we compete primarily on the basis of style, selection, quality and value of merchandise.

Employees

We have approximately 5,000 employees, which include approximately 3,100 part-time employees, and are not a party to any union contract. Employee relations are considered to be good.

(d) Financial Information About Geographic Areas

Bombay operates in one industry segment, specialty retailing. Greater than 90% of all revenue is from the sale of home furnishings and accessories through retail stores in the United States and Canada. The remaining portion of our revenue results from the sale of home furnishings and accessories through our wholesale operations, direct-to-customer retail operations and related shipping charges. Our wholesale and direct-to-customer operations have been immaterial to our operations and financial results to date. Long-lived assets include all non-current assets except deferred taxes.

The following table shows net revenue and long-lived assets by geographic area (in thousands):

	Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
		(as adjusted)	(as adjusted)
Net revenue:			
United States	$487,704	$505,499	$526,219
Canada	77,370	70,588	70,216
Total	$565,074	$576,087	$596,435
Long-lived assets:			
United States	$80,024	$86,111	
Canada	10,680	6,856	
Total	$90,704	$92,967	

(e) Available Information

We make available free of charge through our website, http://www.bombaycompany.com, all materials that we file electronically with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and Section 16 filings as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC. During the period covered by this Form 10-K, we made all such materials available through our website as soon as reasonably practicable after filing such materials with the SEC.

Any materials filed by the Company with the SEC may also be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Suite 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information which we file electronically with the SEC.

A copy of the Company's Corporate Governance Practice, the Code of Business Conduct, the Whistle-blower Protection Policy and the charters of the Audit and Finance Committee, the Compensation and Human Resources Committee and the Governance and Nominating Committee are posted on the Company's website in the Investor Relations section.

ITEM 1A. Risk Factors.

The value of an investment in Bombay involves significant risks and uncertainties. One should carefully consider the risks and uncertainties described below. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings.

Our turnaround strategy may disrupt our business. In addition, the strategy may not be successful.

We have been involved in a multi-year turnaround strategy that has focused on regaining market share, aggressively repositioning our real estate portfolio, attracting new customers, improving the quality of our merchandise assortment and investing in infrastructure to support the other initiatives. This turnaround strategy may lead to disruptions in our business that could adversely affect our business operations and our financial results. Further, if our turnaround strategy is not successful, or if we do not execute the strategy effectively, our business operations and financial results could be adversely affected.

We may not have sufficient liquidity to execute our turnaround strategy.

During the past three fiscal years, more than half of our store leases have come up for renewal, which has resulted in significant investments of capital as we have relocated many of these stores off-mall. During this same time period, we have expanded into the children's furniture category opening over 60 BombayKIDS stores, increased our Bombay store count opening more off-mall locations in major markets and invested in infrastructure to support the growth. We have experienced a significant decline in our cash balance over this period as a result of these investments and operating losses for the last two fiscal years. Failure to meet our plans could result in insufficient liquidity to continue to execute our turnaround strategy. We believe that our available cash, cash equivalents, cash flow from operations and cash available under our existing credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next twelve months. However, if cash flow from operations fails to meet our expectations, we might experience liquidity issues during peak borrowing periods and might require additional external funding to support our operations. We might need to raise additional funds through capital market transactions, asset sales or financing from third parties or a combination thereof. We cannot provide assurance that additional sources of funds will be available on terms acceptable to us or at all. If adequate funds were not available on acceptable terms, or were not available at all, our operating flexibility would be reduced and our ability to execute our turnaround strategy would be threatened. Availability of additional funds may be adversely affected by our recent history of losses from operations and negative cash flows. Moreover, if additional funds were raised through the issuance of common stock, the percentage of the Company owned by our current stockholders would be reduced. Holders of other newly issued preferred stock or other equity securities could have rights, preferences and privileges senior to those of holders of our common stock, and those new securities, if convertible into common stock, would represent potential dilution of existing common stockholders. In addition, the terms of any new debt could impose restrictions on our operations or capital structure.

Our competition is both intense and varied, and our failure to effectively compete could adversely affect our prospects.

The home furnishings industry has become increasingly competitive with mass merchants and warehouse clubs entering the market in a more significant way. We also compete with traditional furniture stores, other specialty retailers, department stores and, to a lesser extent, with alternative channels of distribution such as e-commerce and mail order. Changes in the amount and degree of promotional intensity or merchandising strategy exerted by our current competitors and potential new competition could present us with difficulties in retaining existing customers, attracting new customers and maintaining our profit margins.

In addition, some of our competitors may use strategies such as lower pricing, wider selection of products, larger store size, improved store design, and more efficient sales methods. While we attempt to differentiate ourselves from our competitors by focusing on the timeless and classically styled home furnishings shown in lifestyle settings, our business model may not allow us to compete successfully against existing and future competitors.

We may continue to experience fluctuations in our comparable store sales.

Our success depends, in part, upon our ability to increase sales at our existing stores. Various factors affect comparable store sales, including the number of stores we open, close or expand in any period, potential disruption to our customer base as we migrate to off-mall locations; the general retail sales environment; consumer preferences and buying trends; changes in sales mix among distribution channels; our ability to efficiently source and distribute products; changes in our merchandise mix; competition; current local and global economic conditions; the timing of our releases of new merchandise and promotional events; the success of marketing programs; and the cannibalization of existing store sales by new stores. Among other things, weather conditions can affect comparable store sales because inclement weather can require us to close certain stores temporarily and thus reduce store traffic. These factors may cause our comparable store sales results to differ materially from prior periods.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Our comparable store sales results for Fiscal 2005, 2004 and 2003 were (2%), (12%) and 13%, respectively. Past comparable store sales are no indication of future results. Our ability to improve our comparable store sales results depends in large part on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, providing an appropriate mix of and using more effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and security analysts in one or more future periods could significantly reduce the market price of our common stock.

We may not be able to find appropriate locations as we migrate our stores from mall to off-mall, expand our store base in major markets, and rationalize the real estate portfolio.

As part of our turnaround strategy, we have attempted to find suitable off-mall real estate sites to which we can relocate stores when mall leases expire. As a result of a significant growth in the store base during the mid 1990's, we have been faced with a large number of leases with expiration dates over the past three years. During this same period, we have sought to expand our store base by increasing store density in major markets. Additionally, in order to enhance the customer experience, we are seeking off-mall locations that are approximately 20% to 30% larger for the core operations and have expanded the assortment to include children's home furnishings. Where we do not have the ability to find appropriate off-mall locations, we have entered into either short-term or long-term extensions. Our ability to open new stores and to expand, remodel or relocate existing stores depends on a number of factors, including our ability to:

- obtain adequate capital resources for leasehold improvements, fixtures and inventory on acceptable terms, or at all;
- locate and obtain favorable store sites and negotiate acceptable lease terms;
- construct or refurbish store sites;
- hire, train and retain skilled employees; and
- continue to upgrade our information and other operating systems to support operations.

The rate of our migration and expansion will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. There can be no assurance that we will have adequate cash flow generated by our business or that we will be able to obtain equity or debt capital on acceptable terms, or at all. Moreover, our credit facility contains restrictions on the amount of debt we may incur in the future. If we are not successful in obtaining sufficient capital, we may be unable to open additional stores or expand, remodel and relocate existing stores as planned, which may adversely affect our migration and expansion strategy resulting in a decrease in sales.

There also can be no assurance that our existing stores will maintain their current levels of net sales and store-level profitability or that new stores will generate sales levels necessary to achieve store-level profitability. New stores that we open in our existing markets may draw customers from our existing stores and may have lower sales growth relative to stores opened in new markets. New stores also may face greater competition and have lower anticipated sales volumes relative to previously opened stores during their comparable years of operations. Also, stores opened in non-mall locations may require greater marketing costs in order to attract customer traffic. These factors may reduce our average store contribution and operating margins. If we are unable to profitably open and operate new stores and maintain the profitability of our existing stores, our net income could suffer.

We recently announced our intention to exit certain under-performing locations. In the recent past, we exited the majority of leases at the end of the lease term with minimal expense associated with the transaction. To the extent that we will attempt to terminate certain leases relating to under-performing locations prior to lease expiration, our ability to exit those stores on an economic basis will be dependent upon our being able to successfully negotiate acceptable terms with landlords.

We may not be able to effectively manage our inventory levels, particularly excess or inadequate amounts of inventory, which could adversely affect our financial results.

We source inventory both domestically and internationally, and our inventory levels are subject to a number of factors beyond our control. These factors, including reduced consumer spending and consumer disinterest in our product offerings, could lead to excess inventory levels. Additionally, we may not assess appropriate product life cycles or end-of-life products, leaving us with excess inventory. To reduce these inventory levels, we may be required to lower our prices, adversely impacting our margin levels and our financial results

Alternatively, we may have inadequate inventory levels for particular items, including popular selling merchandise, due to factors such as unavailability of products from our vendors, import delays, untimely deliveries or the disruption of international, national or regional transportation systems. The occurrence of any of these factors on our inventory supply could adversely impact our financial results.

Any potential tariffs imposed on products that we import from China, as well as the potential sudden strengthening of China's currency against the U.S. dollar, could reduce our gross margins and our overall profitability.

We purchase a significant portion of our inventory from manufacturers located in China. Changes in trade regulations (including tariffs on imports) or the continued strengthening of the Chinese currency against the U.S. dollar could increase the cost of items we purchase, which in turn could have a material adverse effect on our gross margins.

Our business is subject to risks generally associated with U.S. and foreign government regulations related to product sourcing.

Over 90% of the products we sell are imported. As such, our business is subject to U.S. and foreign government regulations and legislation related to product sourcing. Additional duties, quotas, tariff and other restrictions may be imposed upon the sourcing of our products in the future. We cannot predict the effect that such actions would have on our cost of operations and our ability to source products. Additional duties, quotas or tariffs could have a significant impact on our business, financial condition and results of operations.

We may not be able to attract, retain and grow an effective management team or changes in the cost or availability of a suitable workforce to manage and support our operating strategies could cause our operating results to suffer.

Our success depends in large part upon our ability to attract, motivate and retain a qualified management team and employees. Qualified individuals needed to fill these positions could be in short supply. The inability to recruit and retain such individuals could result in high employee turnover at our stores and in our Company overall, which could have a material adverse effect on our business and financial results. Additionally, competition for qualified employees requires us to continually assess our compensation structure. Competition for qualified employees has required, and in the future could require, us to pay higher wages to attract a sufficient number of qualified employees, resulting in higher labor compensation expense.

Various types of employee related claims may be raised from time to time. We may also experience union organizing activity in currently non-union distribution facilities, stores and in our Company overall. Union organizing activity may result in work slowdowns or stoppages and higher labor costs, which would harm our business and operating results. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results.

The occurrence of severe weather events or natural disasters could significantly damage or destroy outlets or prohibit consumers from traveling to our retail locations, especially during the peak winter holiday shopping season.

If severe weather, such as a large hurricane, tornado or earthquake, occurs in a particular region and damages or destroys a significant number of our stores in that area, our overall sales would be reduced accordingly. In addition, if severe weather, such as heavy snowfall or extreme temperatures, discourages or restricts customers in a particular region from traveling to our stores, our sales would also be adversely affected. If severe weather occurs during the fourth quarter holiday season, the adverse impact to our sales could be even greater than at other times during the year because we generate a significant portion of our sales during this period.

Changes to estimates related to our property and equipment, or results that are lower than our current estimates at certain store locations, may cause us to incur non-cash impairment charges.

We make certain estimates and projections in connection with impairment analyses for certain of our store locations for which current cash flows from operations are negative. Impairment results when the carrying value of the asset exceeds the undiscounted future cash flows over the life of the lease. These calculations require us to make a number of estimates and projections of future results, often up to ten years into the future. If these estimates or projections prove to be inaccurate, we may be required to take impairment charges on certain of these store locations. If these impairment charges are significant, our results of operations could be adversely affected.

We may be vulnerable to disruptions in our business due to reliance on technology.

We rely upon our existing information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. These systems and our operations are vulnerable to damage or interruption from:

- fire, flood and other natural disasters;
- power loss, computer system failures, Internet and telecommunications or data network failures;
- operator negligence; improper operation by or supervision of employees;
- physical or electronic loss of data or security breaches, misappropriation and similar events; and
- computer viruses.

Any disruption in the operation of our information systems, the loss of employees knowledgeable about such systems or our failure to continue to effectively modify such systems could interrupt our operations or interfere with our ability to monitor inventory, which could result in reduced net sales and affect our operations and financial performance. We also need to ensure that our systems are consistently adequate to satisfy our needs. The cost of any such system upgrades or enhancements could be significant.

Any additional terrorist activities in the U.S., as well as the international war on terror, may adversely affect our sales and our stock price.

An additional terrorist attack or series of attacks on the United States could have a significant adverse impact on the United States' economy. This downturn in the economy could, in turn, have a material adverse effect on our sales. Furthermore, the threat of terrorist attacks in the United States since September 11, 2001, as well as the ongoing international war on terror, continues to create economic and political uncertainties in the United States. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility could cause greater uncertainty and cause the economy to suffer in ways that we currently cannot predict. In addition, these events could cause or contribute to a general decline in equity valuations, which, in turn, could reduce our market value.

We may not be able to obtain commercial insurance at acceptable prices which might have a negative impact on our business.

Insurance costs continue to be volatile, affected by natural catastrophes, fear of terrorism and financial irregularities and other fraud at publicly-traded companies. We believe that commercial insurance coverage is prudent for risk management and insurance costs may increase substantially in the future. In addition, for certain types or levels of risk, such as risks associated with earthquakes or terrorist attacks, we might determine that we cannot obtain commercial insurance at acceptable prices. Therefore, we might choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could negatively impact our business and operating results.

We may not be able or may fail to protect our intellectual property which would adversely impact on our business.

Our trademarks, service marks, copyrights, trade dress rights, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. We may not be able to adequately protect our intellectual property. In addition, the costs of defending our intellectual property may adversely affect our operating results.

Our quarterly results of operations fluctuate due to a variety of factors, including seasonality.

Our quarterly results have fluctuated in the past and are expected to fluctuate in the future, depending upon a variety of factors, including shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Mother's Day, Father's Day, Halloween, Thanksgiving and Christmas, and the strategic importance of fourth quarter results. A significant portion of our revenue and all of our net earnings have been realized during the period from October through December. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses, including the hiring of a substantial number of temporary employees to supplement our existing workforce. If, for any reason, we were to realize significantly lower-than-expected revenue or net earnings during the October through December selling season, our business and results of operations would be materially adversely affected.

ITEM 1B. Unresolved Staff Comments.

None

ITEM 2. Properties.

We own our United States headquarters office complex of which we occupy approximately 87,000 square feet. We lease stores, distribution centers, regional and Canadian offices under numerous operating leases. Owned and leased facilities are summarized following:

	Square Feet	
Description	Owned	Leased
Stores:		
Large format	—	1,548,000
Regular	—	30,000
Outlet	—	206,000
BombayKIDS	—	258,000
Distribution centers:		
Breinigsville, PA	—	410,000
Plainfield, IN.	—	300,000
McDonough, GA	—	254,000
Fort Worth, TX	—	250,000
Gilbertsville, PA	—	102,000
Mira Loma, CA	—	156,000
Brampton, ON, CAN	—	211,000
Offices and storage:		
Brampton, ON, CAN	—	9,000
Regional sites	—	2,000
Fort Worth, TX	121,000	—
	121,000	3,736,000

Leases generally have 10-year terms, expiring between 2006 and 2016. Rents under the store leases are generally based upon minimum rentals plus additional contingent rentals based upon a percentage of the store's sales volume in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges, insurance and certain other costs.

Rental expense included in the accompanying consolidated statements of operations for operating leases was (in thousands):

	Fiscal 2005	Fiscal 2004 (as adjusted)	Fiscal 2003 (as adjusted)
Minimum rentals	$66,382	$64,736	$57,154
Contingent rentals	113	295	482
Total	$66,495	$65,031	$57,636
Leased year-end square footage	3,736	3,750	3,167

The minimum rental commitments for future fiscal years related to real estate properties are as follows (in thousands):

Fiscal	
2006	$ 51,094
2007	51,309
2008	49,590
2009	47,182
2010	44,805
Thereafter	160,217
Total	$404,197

We believe that the insurance coverage maintained on all properties is adequate.

ITEM 3. Legal Proceedings.

We have certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect our financial position or results of operations.

ITEM 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the fourth quarter of Fiscal 2005.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) The principal market for Bombay's common stock is the New York Stock Exchange. The high and low trading prices, quoted by fiscal quarter, follow:

Year ended January 28, 2006	High	Low	Year ended January 29, 2005	High	Low
First quarter……………………..	$6.59	$3.50	First quarter……………………	$7.99	$5.44
Second quarter…………………..	6.09	3.95	Second quarter…………………	6.49	4.70
Third quarter…………………….	5.25	3.76	Third quarter…………………..	7.59	4.47
Fourth quarter…………………..	4.20	2.65	Fourth quarter………………….	7.16	5.10

(b) The approximate number of record holders of common stock on March 29, 2006 was 1,700.

(c) Our credit facility allows us to pay dividends, so long as: no default or event of default has occurred and is continuing; immediately after giving effect thereto, availability exceeds usage under the line by at least $25 million; and certain other conditions are satisfied. We are not currently, nor have we been, restricted from paying such dividends. However, we have not paid dividends the past two years and will continue to utilize available funds primarily for the expansion of our retail stores and operating purposes.

(d) The information required by this item appears under the caption "Equity Compensation Plan Information" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which information is incorporated herein by reference.

On January 6, 2006, we acquired 979 shares of treasury stock at a cost of $2.90 per share.

ITEM 6. Selected Financial Data.
(Unaudited)

The following selected financial data has been derived from our consolidated financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	Year Ended				
Financial Data:	January 28, 2006	January 29, 2005 (as adjusted)	January 31, 2004 (as adjusted)	February 1, 2003 (as adjusted)	February 2, 2002 (as adjusted)
Net revenue*	$565,074	$576,087	$596,435	$494,000	$437,457
Net revenue increase (decrease)	(2)%	(3)%	21%	13%	3%
Same store sales increase (decrease)	(2)%	(12)%	13%	5%	(2)%
Net income (loss)*	$(46,731)	$(12,641)	$9,150	$7,298	$3,352
Basic earnings (loss) per share	$(1.29)	$(.35)	$.26	$.22	$.10
Diluted earnings (loss) per shares	$(1.29)	$(.35)	$.26	$.22	$.10
Total assets*	$238,741	$280,843	$266,842	$237,630	$208,376
Stockholders' equity*	$135,737	$178,601	$188,124	$166,940	$156,160
Return on average assets	(18.0)%	(4.6)%	3. 6%	3. 3%	1. 6%
Return on average equity	(29.7)%	(6.9)%	5. 2%	4. 5%	2.2%
Operating Data:					
Average sales per store open for full fiscal year*	$1,069	$1,074	$1,249	$1,098	$1,012
Average sales per square foot for full fiscal year	$262	$273	$322	$296	$288
Number of stores:					
Beginning of year	502	471	422	419	408
Opened	41	66	84	28	32
Closed	45	35	35	25	21
End of year	498	502	471	422	419
Store composition:					
Large format	372	384	365	334	324
Regular	16	20	25	37	59
Outlet	48	47	46	46	36
BombayKIDS	62	51	35	5	—
Store locations:					
Mall	235	273	302	328	348
Off-mall	215	182	123	48	35
Outlet	48	47	46	46	36
Retail square footage:*					
Large format	1,548	1,570	1,459	1,297	1,244
Regular	30	38	46	68	107
Outlet	206	200	198	193	151
BombayKIDS	258	212	144	20	—
Total	2,042	2,020	1,847	1,578	1,502

* In thousands.

Bombay has paid no cash dividends during the periods presented.

NOTE: On October 5, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 13-1, *Accounting for Rental Costs Incurred during a Construction Period* ("FSP FAS 13-1"), which requires that rental costs incurred during the construction period of new stores be charged to rental expense as a period cost. In January 2006, we elected to early adopt FSP FAS 13-1 and we have retrospectively applied the statement. Prior year amounts have been adjusted to reflect the change.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This MD&A section discusses our results of operations, liquidity and financial condition, risk management practices and certain factors that may affect our future results, including economic and industry-wide factors, as well as our critical accounting policies and estimates. Our MD&A should be read in conjunction with our consolidated financial statements and accompanying notes, as well as the Risk Factors set forth in Item 1A., included in this Annual Report on Form 10-K.

Retrospective Application of New Accounting Pronouncement

On October 5, 2005, the FASB issued FSP FAS 13-1, which requires that rental costs incurred during the construction period of new stores, be charged to rental expense as a period cost. Our practice had been to capitalize such rents as part of the cost of the asset and amortize them over the asset's estimated useful life. We have elected early adoption and have chosen to retrospectively apply FSP FAS 13-1 to prior years' financial statements for enhanced comparability with peers and consistency of internal treatment for all properties. The retrospective application includes adjustments to cost of sales, buying and store occupancy costs, income (loss) before income taxes, provision (benefit) for income taxes, net income (loss) and earnings (loss) per share. Item 6, Selected Financial Data and Management's Discussion and Analysis gives effect to these adjustments. For additional information with respect to these adjustments, see Note 2 to the accompanying consolidated financial statements

Executive Overview

Bombay markets a line of proprietary home furnishings that includes large furniture, occasional furniture, wall decor and decorative accessories that is timeless and classic in its styling. Over 90% of the items are sourced from approximately 27 countries worldwide, with slightly more than half of the product coming from China. We are a multi-channel retailer with store locations, Internet and mail order operations. We continue to have a small wholesale operation that is immaterial to overall revenue but contributes incrementally to profitability.

We focus on several key metrics in managing and evaluating our operating performance and financial condition including the following: same store sales, sales and gross margins, operating margins as a percentage of revenue, cash flow, and inventory.

We are currently executing a multi-phase turnaround intended to improve Bombay's long-term profitability and generate competitive operating results in-line with current market leaders in the sector whose operating profits are in the 8% to 12% range. During the course of the turnaround, we have focused on a number of strategies to position the Company to achieve these goals including repositioning the real estate portfolio by moving from high cost mall to lower cost off-mall locations, upgrading the merchandise assortment from both a quality and a pricing standpoint, attracting new customers and ensuring the we have the appropriate infrastructure in place to ensure that we can meet these goals. Our recent focus has included or is expected to include the following:

- Migrating from mall to off-mall - During the 1980s and 1990s, the focus was on opening stores in "A" malls throughout North America. As shopping habits have evolved, with alternative venues such as lifestyle centers and big box strip centers gaining popularity, we began to migrate our stores to off-mall locations. Management continues to be encouraged by the results of its store migration. In addition to being more convenient for customers and suitable for the sale of large items, such locations typically have lower cost structures, both from a fixed rent perspective and for other common area expenses billed by landlords. Off-mall stores have consistently delivered four-wall profits that are 350 to 450 basis points higher than the mall-based stores while maintaining or growing the average sales volumes of the mall-stores that they replaced. The Company expects to continue to execute its strategy of exiting mall locations at the end of the lease when a desirable off-mall location can be identified. As of the end of the year, the Company had 163 off-mall core stores and 225 mall-based core stores. Including BombayKIDS stores, the Company has a total of 235 mall stores and 215 off-mall stores as of the end of Fiscal 2005.

  The following table reflects the real estate portfolio at each fiscal year end:

	January 28, 2006		January 29, 2005		January 31, 2004	
	Units	% of total	Units	% of total	Units	% of total
Mall...........	235	47%	273	54%	302	64%
Off-mall.......	215	43	182	37	123	26
Outlet.........	48	10	47	9	46	10
Total.........	498	100%	502	100%	471	100%

- Rationalizing the real estate portfolio – During Fiscal 2005, we conducted a comprehensive review of our stores and identified a total of approximately 25 unprofitable stores targeted for closure in Fiscal 2006. We expect to close an additional 35 to 40 stores during the year as leases expire, with 25 to 30 stores being replaced by new off-mall locations. We will continue to assess closing opportunities and presently expect to end the year with approximately 460 to 465 stores of which approximately 43% will be in mall locations, 49% will be in off-mall locations and 8% will be outlets.

- Upgrading the assortment - During late Fiscal 2004 and Fiscal 2005, we focused on upgrading our assortment - increasing quality and price points to further differentiate our offering from that of the mass merchants and other specialty retailers. As a result of these efforts, we have successfully increased our average transaction size by 9% and also increased the size of our average unit retail. We also believe that we have made strides in improving the quality of our merchandise and have been able to offer a more fashion-right assortment to our customers. We will continue to make this a priority in Fiscal 2006 as we seek to attract a customer less motivated by price and promotion and more likely to make a purchase based upon the value we offer, which considers fashion, quality and price.

- Remerchandising stores – In the summer of Fiscal 2005, we rolled out our new merchandising presentation standards which feature our products in lifestyle settings that we refer to as "Rooms." One of the benefits of our new Rooms format is that it allows us to better measure the productivity of our product offering and make modifications to the assortment as needed. During Fiscal 2006, we plan to test variations of the merchandise offered within our stores with the goal of increasing the overall sales per square foot and resulting profits. To date, tests that are planned include:
  - introducing a bath assortment into 74 stores,
  - featuring a limited selection of the top selling BombayKIDS product in a few larger stores,
  - reallocating a portion of BombayKIDS square footage in a selected number of stores and replacing it with other Bombay merchandise that we believe would be more productive, and
  - remerchandising certain stores with assortments that are more relevant to the current shopper.

  We expect to conduct the tests over the course of the year and adapt our store assortments based upon those results.

- Reducing promotional activity - We intend to selectively reduce the level of promotional activity as we continue to offer an upgraded assortment and improve quality. We believe that progress made during the second half of Fiscal 2005 toward higher product margins should continue into the first half of Fiscal 2006. We expect product margin improvement in the 100 to 200 basis point range during the year.

- Controlling costs – During the early phases of the turnaround, we have made investments in infrastructure to help support the growing base of stores and increasing complexities of being a multi-channel retailer. We completed the roll out of the new point of sale system to our stores and improved our store telecommunication environment. We relaunched our Internet site on a more stable, reliable platform. We have made improvements in our planning and allocations system and expect to continue to invest in this area in order to improve our ability to forecast and assort our stores. While we believe that these investments are critical to our future success, we also need to ensure that our expenses are in line with our revenue base. As a result, we have taken steps in other areas to right size the organization and will continue to focus on cost control in order to ensure that infrastructure costs are in line with the planned reduction in the store count during Fiscal 2006.

- Growing customer base - As we upgrade our assortment and migrate our stores to new off-mall locations, connecting with the right customer is critical to our future success. As part of our efforts to grow our customer base, we need to not only attract more customers but we need to attract the right customer who can grow with Bombay as we reposition the brand. We plan to invest in marketing to drive both retail and Internet sales. A key focus will be gathering additional customer names and email addresses with a goal of doubling the current number of customers in our databases. We intend to test new reach vehicles and increase the focus on gathering customer information at the point of sale. Recent investments in technology are expected to help us more effectively manage our customer databases and increase the effectiveness of direct marketing efforts across all channels.

- Improving the supply chain – Over the past three years, we have made investments in the supply chain focusing in large part on improving the domestic distribution network – opening new distribution centers in the Midwest,

Northeast and Canada. During Fiscal 2005, we made technology investments that will improve visibility to orders within the global supply chain and appointed a logistics services provider to assist in managing the flow of product in an efficient, cost-effective manner worldwide. These actions are expected to improve our ability to manage inventory flow and reduce overall supply chain costs.

Other Disclosures

The largest percentage of our sales and operating income is realized in the fourth fiscal quarter, which includes December (Christmas season).

Same store sales comparisons are calculated based upon revenue from stores opened for more than 12 months. Stores converted from the regular format to the large format and stores relocated from mall to off-mall locations are classified as new and are excluded from same store sales until they have been open for 12 months. Stores relocated within a mall and whose size is significantly changed are treated as new stores and are excluded from the same store sales calculation until opened for a full year. Remodeled stores remain in the computation of same store sales.

Cost of sales includes all costs associated with the purchase of product including, but not limited to, vendor cost, inbound transportation costs, duties, commission, inspections, quality control, warehousing and outbound transportation costs. Buying costs include costs associated with our buying department, consisting primarily of salaries, travel, product development and product sample costs. Store occupancy costs include costs such as rent, real estate taxes, common area maintenance charges, utilities and depreciation and amortization of leasehold improvements and other fixed assets relating to our retail locations.

The impact of inflation on operating results is typically not significant because the majority of our products are proprietary. We attempt to alleviate inflationary pressures by improving designs, finding alternative production sources in lower cost countries and increasing selling prices (subject to competitive conditions).

An anti-dumping petition against China furniture makers for allegedly dumping bedroom furniture was filed during 2003. This created some disruption in the industry and in our flow of product as we shifted orders to vendors with production capacity in other countries in preparation for the unfavorable duties. The actual duties determined by the Department of Commerce were announced late in 2004 and we do not expect the impact of these duties to have a material effect on operations going forward.

We have a retail (52-53 week) fiscal year that ends on the Saturday nearest January 31. All periods presented reflect 52 weeks.

Net Revenue

Net revenue consists of sales to retail customers, through store, mail order and Internet, and wholesale sales, through Bailey Street and to our international licensees, as well as shipping fees and other revenue. Shipping fees reflect revenue from customers for delivery of merchandise. Other includes royalties and territory fees from international licensees.

Net revenue *(in millions)*	Fiscal 2005	Fiscal 2004	Fiscal 2003
Retail sales..................	$550.4	$551.5	$571.8
Wholesale sales...............	8.5	17.0	17.7
Shipping revenue............	5.9	7.2	6.6
Other revenue..............	0.3	0.4	0.3
Total revenue..............	$565.1	$576.1	$596.4

Merchandise Category	Fiscal 2005	Fiscal 2004	Fiscal 2003
Accessories..................	40%	40%	39%
Large furniture..............	29	29	30
Occasional furniture........	17	19	19
Wall decor..................	14	12	12
Total.......................	100%	100%	100%

Fiscal 2005

Net revenue decreased $11.0 million, or 2%, to $565.1 million, compared to $576.1 million in Fiscal 2004. Retail sales decreased $1.1 million, or less than 1%, from the previous year. Same store sales declined 2% in Fiscal 2005 compared to Fiscal 2004. During the year, we opened 29 large format stores, and 11 BombayKIDS stores, which partially offset the closing of 41 large format stores and four regular stores. Sales from new stores opened less than twelve months totaled $67.2 million in Fiscal 2005. Stores that were closed in Fiscal 2005 contributed, in aggregate, approximately $48.5 million to net sales in Fiscal 2004. Direct-to-customer sales (excluding shipping) decreased 26% to $19.8 million from $26.9 million in the previous year, primarily attributable to a decline in Internet sales. Wholesale sales declined to $8.5 million from $17.0 million in Fiscal 2004 primarily due to the sale of Bailey Street operations during May 2005. Shipping revenue, which relates to both the direct-to-customer operations and the wholesale operations, declined due to lower volumes in both channels compared to the prior year.

All regions of the U.S. reported low to mid single digit same store sales declines while Canada reported a low single-digit increase. We ended Fiscal 2005 with 372 large format stores, 16 regular stores, 48 outlets and 62 BombayKIDS stores. Total retail square footage increased 1% from Fiscal 2004 year-end, while the store count decreased 1%. The number of retail transactions for the year decreased 6% while the average ticket increased 9% to $79.

Fiscal 2004

Net revenue decreased $20.3 million, or 3%, to $576.1 million, compared to $596.4 million in Fiscal 2003. Retail sales decreased $20.3 million, or 4%, from the previous year. Same store sales declines of 12% were partially offset by sales from new stores, which contributed approximately $85.7 million in net sales. During the year, we opened 50 large format stores and 16 BombayKIDS stores. Increases from new stores were partially offset by the closing of 31 large format stores and four regular stores, which, in aggregate, contributed approximately $48.4 million to net sales in Fiscal 2003. Direct-to-customer sales increased 5% to $26.9 million from $25.7 million in the previous year, attributable to 25% growth in Internet sales, which more than offset the 31% decline in mail order revenue. Wholesale sales declined to $17.0 million from $17.7 million in Fiscal 2003 due primarily to a decline in the Bailey Street business. Shipping revenue, which relates to both the direct-to-customer operations and the wholesale operations, increased due to growth in the Internet business and increased rates charged to customers.

All regions of the U.S. and Canada reported low double digit same store sales declines. We ended Fiscal 2004 with 384 large format stores, 20 regular stores, 47 outlets and 51 BombayKIDS stores. Total retail square footage increased 9% from Fiscal 2003 year-end, while the store count increased by a net 31 units. The number of retail transactions for the year increased by approximately 8%, and the average ticket decreased to $77.

Cost of Sales, Buying and Store Occupancy Costs

Fiscal 2005

Cost of sales, including buying and store occupancy costs, for Fiscal 2005 was $429.2 million, or 76.0% of revenue, compared to 74.4% for Fiscal 2004. Product margins, defined as revenue less cost of sales and excluding buying and occupancy costs, decreased 50 basis points as a result of an increased level of promotional activity related to clearing product to re-merchandise stores and upgrade the assortment during the first half of the year. In addition, distribution center costs increased as a result of higher average inventory levels and higher distribution center costs in part due to recording a $0.9 million impairment relating to a lease for an idle warehouse most recently used by the Bailey Street operations. Buying and occupancy costs were 20.3% of revenue for Fiscal 2005 compared to 19.3% for Fiscal 2004. The increase in buying and occupancy cost is primarily attributable to higher rents and depreciation expense as we annualized new store openings, as well as higher utility costs.

Fiscal 2004

Cost of sales, including buying and store occupancy costs, for Fiscal 2004 was $428.7 million, or 74.4% of revenue, up from 70.8% of revenue in Fiscal 2003. Product margins declined 130 basis points as a result of issues with merchandise mix, promotional activity and a general softness in the home furnishings retail sector. Additionally, distribution costs had a negative impact on margins as they were deleveraged on a lower sales volume. Buying and store occupancy costs increased 230 basis points, reflecting the deleveraging impact of these relatively fixed costs compared to the lower sales volume.

Store Impairments

Fiscal 2005

Store impairment charges were $5.9 million in Fiscal 2005, compared to $0.5 million in Fiscal 2004. The charges were incurred in connection with the impairment of fixed assets related to 40 unprofitable stores. Following two years of declines in same stores sales for Bombay, there was an increase in the number of stores where impairment was required. In addition, some stores that had been open for two holiday seasons were identified for impairment as profitability was significantly lower than had originally been projected.

Fiscal 2004

Store impairment charges were $0.5 million in Fiscal 2004, compared to $0.2 million in Fiscal 2004. The non-cash charges were incurred in connection with the impairment of fixed assets related to unprofitable stores.

Selling, General and Administrative Expenses

Fiscal 2005
Selling, general and administrative ("SG&A") expenses were $167.0 million compared to $165.7 million in Fiscal 2004. As a percentage of revenue, expenses increased to 29.6% in Fiscal 2005 compared to 28.8% in Fiscal 2004.

At the store level, SG&A expenses increased $5.1 million, or 120 basis points compared to Fiscal 2004. The increase was driven primarily by a $3.7 million increase in store payroll and payroll related costs as well as higher credit card fees, which vary with sales.

Marketing and visual merchandising costs increased approximately $1.6 million or 40 basis points as we have continued to invest in marketing to reach new customers, primarily in the direct-to-customer channel.

These increases were partially offset by a $3.7 million or 40 basis point decrease in corporate office SG&A. Insurance and taxes declined $2.0 million, primarily due to lower medical insurance costs. Payroll and payroll related costs decreased $1.3 million or 20 basis points due to cost saving measures taken over the past year. Credit and collections, supplies and telephone expenses of the corporate office also declined, by a less significant amount. Professional services increased $0.9 million in connection with the merchandise strategy study conducted in the first half of Fiscal 2005 as well as professional service fees incurred in connection with asset sales.

SG&A associated with our direct-to-customer operations decreased $1.3 million or 20 basis points compared to last year as a result of the lower volume primarily on the Internet which resulted in a decline in hosting and other variable expenses.

Fiscal 2004
SG&A expenses were $165.7 million compared to $158.4 million in Fiscal 2003. As a percentage of revenue, expenses increased to 28.8% in Fiscal 2004 compared to 26.6% in Fiscal 2003.

At the store level, expenses increased $2.4 million, or 90 basis points. The increase was driven primarily by a $2.0 million increase in store payroll resulting from the higher store count over the course of the year. On a per store basis, total costs were down as we tightly managed expenses in a soft sales environment. The 90 basis point increase as a percentage of revenue is the result of the same store sales declines and a general softness in sales for all stores making it difficult to leverage fixed costs, particularly early in the year when store payroll costs tend to be more fixed in nature.

Marketing and visual merchandising costs increased approximately $1.5 million or 40 basis points to 5.6% of total revenue. The increase in this category resulted from our decision to continue to invest in marketing despite the soft sales trend in order to drive traffic and reach new customers.

Corporate office SG&A expenses increased $3.4 million, or 90 basis points over the prior year, due to higher medical and other insurance costs of $2.7 million and higher severance expenses of $0.7 million associated with right-sizing the organization. Additionally, audit expenses increased approximately $0.6 million as a result of the new requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Internet and mail order SG&A expenses increased by $1.1 million due to higher Internet sales and higher hosting and design costs as we launched our updated website on a new platform. Also, we had approximately $0.8 million less foreign exchange gain resulting from changes in the Canadian dollar exchange rate, in addition to other less significant changes. Current year depreciation was $2.0 million lower than in Fiscal 2003 as a result of the prior year charge of $2.1 million associated with replacing the Company's point-of-sales system. Additionally, corporate incentive-based compensation expense was $1.4 million lower in Fiscal 2004 than in Fiscal 2003.

Interest

Fiscal 2005
During Fiscal 2005, we generated interest income of $41,000 and interest expense of $2,410,000, compared to interest income of $67,000 and interest expense of $601,000 in Fiscal 2004. During Fiscal 2005, the Company accelerated the seasonal inventory build up to an earlier timeframe to support the new merchandise and presentation, resulting in lower cash balances, earlier and higher borrowings, causing the increase in interest expense and a decrease in interest income. In addition, the average interest rate increased approximately 230 basis points compared to last year.

Fiscal 2004
During Fiscal 2004, we had interest income of $67,000 and interest expense of $601,000, compared to interest income of $176,000 and interest expense of $621,000 in Fiscal 2003. Interest income declined as we had lower levels of invested cash

balances during the year resulting from the lack of profitability. However, interest expense also declined as we managed inventory levels and maintained average borrowing levels lower than in Fiscal 2003.

Income Taxes

We recorded income tax expense of $12.0 million in Fiscal 2005, income tax benefit of $6.7 million in Fiscal 2004 and income tax expense of $5.8 million in Fiscal 2003. The effective rates for income tax expense (benefit) were 34.4%, (34.7%) and 38.8% in the respective periods. The income tax expense incurred in Fiscal 2005 was the result of recording a non-cash charge of $23.8 million in connection with providing a valuation allowance against all U.S. deferred tax assets as a result of cumulative losses in recent years. Under accounting principles generally accepted in the United States, this valuation allowance will be adjusted in the future resulting in the reinstatement of all or part of the deferred tax assets when operating results demonstrate a pattern of future profitability, in reversal of the current cumulative three year loss trend. The adjustment has no impact on cash flow in the current or any future period.

Fluctuations in the effective tax rate between Fiscal 2004 and Fiscal 2003 were primarily related to foreign taxes associated with our Canadian subsidiary and the relative significance of the profit generated by the Canadian subsidiary to the overall consolidated entity, as well as the impact of state tax expenses that have not changed proportionately to income (loss) before income taxes.

Liquidity and Capital Resources

The primary sources of liquidity and capital resources are cash flows from operations and a line of credit. We have a secured, revolving credit agreement with a group of banks, with an aggregate commitment of up to $125 million for working capital, inventory financing and letter of credit purposes. The available commitment under the facility is limited to a borrowing base generally comprised of 73% of eligible U.S. inventory and 75% of eligible Canadian inventory, and 85% of receivables, as defined in the credit agreement and with seasonal and reserve adjustments. At January 28, 2006, the available commitment was $70.1 million, of which $8.3 million had been utilized for letters of credit, and $61.8 million was available for borrowings or additional letters of credit. The credit facility expires September 15, 2009.

Fiscal 2005

We ended the year with cash and short-term investments of $4.0 million, $5.2 million lower than at the previous year-end. Although we recorded a net loss of $46.7 million, cash provided by operations was $10.7 million, due primarily to non-cash depreciation, amortization and store impairments of $24.3 million, changes in the deferred income taxes and other non-cash charges of $9.3 million, and a $17.3 million reduction in inventory levels. Cash flows from operations also reflect $8.4 million of landlord construction allowances that store and distribution center landlords have agreed to pay which helps reduce the outlay of cash related to the new construction.

At January 28, 2006, inventory balances were $17.3 million lower than at January 29, 2005 due primarily to lower levels of merchandise in-transit (and therefore, amounts owed to vendors) as of the end of the year. Inventory at the store level and in the distribution centers was similar to last year's levels. Total inventory was $63 per square foot of retail space as of the end of Fiscal 2005 compared to $72 per square foot last year. On a per store basis, inventories decreased to $258,000 per store compared to $288,000 per store last year.

During Fiscal 2005, we sold a portion of the assets of our wholesale operations, Bailey Street to an unrelated third party. Under the terms of the agreement, Bombay received $4.7 million in cash in return for $1.1 million in accounts receivable and $2.3 million in inventories as well as intellectual property, equipment and facilities associated with the operations. The buyer also assumed certain normal operating liabilities associated with the operations. These changes in working capital have been reflected in the change in cash flows from operations.

Cash used in investing activities totaled $16.5 million during the current year. Total capital expenditures were $22.5 million, as we opened 41 stores, including 29 large format stores and 11 BombayKIDS locations, and relocated our Canadian distribution center during the year in addition to making routine purchases of software and equipment. The investments were partially offset by net proceeds totaling $5.4 million from the sale of non-operating assets including land and a bank building adjacent to our headquarters in Fort Worth, Texas and $0.6 million of proceeds from the sale of long-lived assets associated with the Bailey Street operations.

Cash used in financing activities totaling $1.0 million during Fiscal 2005 relates to proceeds from exercises of options and stock sales in connection with employee benefit plans.

From a liquidity and capital expenditures standpoint, our strategy is to utilize our credit facility to finance seasonal borrowings and working capital required by store growth, while we utilize cash flow from operations and our balance sheet to finance our capital programs. The operating losses for Fiscal 2005 and Fiscal 2004 and the resulting decline in our cash balance has caused us to reassess our liquidity and capital program and investigate alternatives to fund the continued migration of stores from mall to off-mall and the growth of the BombayKIDS stores. In addition, we have previously announced that we plan to reduce store growth for Fiscal 2006 compared to investments in recent years. We believe that our available cash and cash equivalents, cash flow from operations and cash available under our existing credit facilities, as well as potential additional liquidity that might be obtained by selling or otherwise monetizing the Company-owned office building, will be sufficient to finance our operations and expected capital requirements for at least the next twelve months. However, if cash flow from operations fails to meet our expectations, we might experience liquidity issues during periods when our cash needs peak (typically in the fall prior to holiday season) and might require additional external funding to support our operations. Although we believe we would have access to additional debt and/or capital market funding if needed, such funds might not be available to us on acceptable terms.

Our capital requirements for Fiscal 2006 are estimated to be $15 to $20 million net, excluding landlord allowances of approximately $5 to $7 million, consisting primarily of costs to open 25 to 30 new stores during the year.

In connection with continuing operations, we have various contractual obligations and commercial commitments requiring payment in future periods, summarized in the table below.

(In thousands)	Payments Due by Period				
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations					
Real estate operating leases.............	$404,197	$51,094	$100,899	$ 91,987	$160,217
Unconditional purchase orders..........	80,228	80,163	65	—	—
Equipment operating leases.............	3,683	1,107	2,490	86	—
Employment contracts....................	3,423	3,423	—	—	—
Other contractual obligations...........	5,549	2,237	3,175	137	—
Total contractual cash obligations...	$497,080	$138,024	$106,629	$92,210	$160,217
Commercial Commitments					
Import letters of credit..................	$5,018	$5,018	$ —	$ —	$ —
Standby letters of credit.................	3,275	3,275	—	—	—
Guarantees of travel cards..............	191	191	—	—	—
Total commercial commitments...	$8,484	$8,484	$ —	$ —	$ —

Fiscal 2004

During Fiscal 2004, we ended the year with cash and short-term investments of $9.2 million, $16.5 million lower than at the previous year-end. Although we recorded a net loss of $12.6 million, cash provided by operations was $19.3 million, due primarily to non-cash depreciation, amortization and store impairments of $18.0 million and an increased accounts payable and accrued expenses of $17.3 million. Cash flows from operations also reflects $11.6 million of landlord construction allowances that store and distribution center landlords have agreed to reimburse us for which helps reduce the outlay of cash related to the new construction.

At January 29, 2005, inventory balances were $5.8 million higher than at January 31, 2004 due primarily to higher level of merchandise in-transit from the vendors as of the end of the year. Inventory at the store level and in the distribution centers was similar to last year's levels. Inventory was $72 per square foot of retail space as of the end of Fiscal 2004 compared to $75 per square foot last year. On a per store basis, inventories decreased to $288,000 per store compared to $294,000 per store last year.

Cash used in investing activities includes capital expenditures were $36.9 million, as we opened 66 stores, including 50 large format stores and 16 BombayKIDS locations, and relocated our northeastern distribution center during the year in addition to making routine purchases of software and equipment.

Cash flows provided by financing activities totaled $1.3 million during Fiscal 2004 as a result of equity transactions with employees and employee benefits plans.

Critical Accounting Policies and Estimates

In the course of preparing the consolidated financial statements, management makes certain judgments relative to accounting policies that are appropriate in the circumstances and the application of those policies. The following policies are those deemed to be most critical.

Inventory Valuation Policy

Inventories are valued at the lower of cost or market, cost being determined based upon the weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the warehouse based upon actual vendor invoices or estimates of costs for which an invoice is not present or for which an allocation of shared costs is required. In addition, we include the cost of warehousing and transporting product to the stores in our costs.

We regularly evaluate our compliance with the lower of cost or market principle. Items are evaluated by SKU and to the extent that the cost of the item exceeds the current selling price, provision is made to reduce the carrying cost of the item. Additionally, we review the aging of our inventory by SKU. The carrying cost of the item is reduced based upon certain age criteria and product category. Since the determination of carrying value of inventory involves both estimation and judgment of cost and market value, differences in these estimates could result in valuations that vary from the recorded asset.

Each month, we record an allowance for shrinkage to provide for the cost of lost or stolen inventory. The amount of the allowance is determined based upon the historical shrinkage results and is adjusted at least annually to reflect current circumstances. Inventory is physically counted at all locations at least once each year, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during January 2006.

Impairment of Long-Lived Assets

We review long-lived assets with definite lives at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the fixed assets related to the store. Future cash flows are projected for the remaining lease life using a probability-weighted approach to estimate the fair value of the store assets. These projections consider such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. If the estimated future cash flows are less than the carrying value of the assets, we record a charge equal to the difference between the assets' fair value and carrying value as an impairment. Since the projection of future cash flows involves judgment and estimates, differences in circumstances or estimates could produce different results.

Deferred Taxes

We estimate income taxes in each taxing jurisdiction in which we operate. This includes estimating the actual current tax expense together with deferred tax assets and liabilities arising as a result of temporary differences between income and expense reported for financial report and tax report purposes.

Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, requires that deferred tax assets be reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and the fact that a benefit may be expected for a portion but not all of a deferred tax asset increases the judgmental complexity.

We evaluate the realizability of our deferred tax assets on an ongoing basis, considering all available positive and negative evidence, including the reversal patterns of the assets, our past results, the existence of cumulative losses in recent years, our forecast of future taxable income and on-going prudent and feasible tax planning strategies. The accounting guidance suggests that factors such as recent losses carry substantially more weight than forecasts of future profitably. As a result, we established a full valuation allowance against the U.S. net deferred tax assets as of the end of the fourth quarter of Fiscal 2005. Under accounting principles generally accepted in the United States, this valuation allowance may be adjusted in the future resulting in the reinstatement of all or a part of its deferred tax assets when our results demonstrate a pattern of future profitability. We expect that until such time, the consolidated income tax provision will only reflect modest levels of foreign taxation.

Insurance

We are self-insured with respect to medical and dental insurance coverage offered to our eligible employees, up to a maximum of $150,000 per claim. Above that amount, medical insurance coverage is in place. In connection with the self-insured portion, we maintain a liability for claims that are in the process of being paid and those that have been incurred but not yet reported to our insurance carrier. We base the amount of the liability upon historical claims experience and actuarial estimates regarding the exposure for claims incurred but not yet reported. At January 28, 2006, the balance of the medical and dental liability was $1.0 million.

Since Fiscal 2001, we have also maintained workers' compensation insurance coverage with a deductible of up to $250,000 per claim. At January 28, 2006, we had recorded a liability of $3.7 million representing the estimated amount that will have to be paid in future periods related to the settlement of claims under the insurance policies for Fiscal 2001 through Fiscal 2005. The amount of the liability reflects expected remaining workers' compensation claims based upon actuarial estimates, utilizing historical claims experience and other relevant information and trends. Prior to Fiscal 2001, our workers' compensation insurance was not subject to a deductible.

Similarly, beginning in Fiscal 2005, our general liability insurance coverage includes a deductible of $100,000 per occurrence. As of January, 28, 2006, we recorded a liability of $0.5 million relating to estimated amounts that will have to be paid in future periods relating to the current fiscal year based upon historical claims experience and actuarial estimates regarding exposure for claims incurred but not yet reported. Prior to Fiscal 2005, our general liability insurance was not subject to a deductible.

If circumstances change or if information becomes available that would indicate that future payments with respect to insurance liabilities would be different than what was previously estimated, we will adjust such liabilities accordingly. Since the amounts recorded for insurance liabilities are based upon various estimates, actual future requirements could vary from the recorded liabilities.

New Accounting Pronouncements

In October 2005, FASB issued FSP FAS 13-1, *Accounting for Rental Costs Incurred during a Construction Period,* which requires that rental costs incurred during the construction period of new stores be charged to rental expense as a period cost. Our practice had been to capitalize such rents as part of the cost of the asset and amortize them over the asset's estimated useful life. We have elected early adoption and have chosen to retrospectively apply FSP FAS 13-1 to prior years' financial statements for enhanced comparability with peers and consistency of internal treatment for all properties.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements for a change in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Additionally, retrospective application is not required when explicit transition requirements specific to newly adopted accounting principles exist. Retrospective application requires the cumulative effect of the change on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented and the offsetting adjustments to be recorded to opening retained earnings. SFAS No. 154 retains the guidance contained in APB Opinion No. 20 for reporting both the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 will become effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has elected early adoption of the provisions of SFAS No. 154 during the current fiscal year and has retrospectively applied the provisions of FSP FAS 13-1 as described in Note 2 to the Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. The primary focus of SFAS 123R is on employee services obtained in share-based payment transactions. SFAS No. 123R requires that all share-based payments to employees be recognized in the financial statements based upon their fair values. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment." This SAB provides views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and is intended to assist in the initial implementation of SFAS No. 123R. The standard is effective for our Fiscal 2006 consolidated financial statements. We intend to elect the modified prospective transition method, which requires that we recognize compensation expense for all new and unvested share-based payment awards. We anticipate that the adoption of SFAS No. 123R will result in an increase in compensation expense of approximately $1 million for the Fiscal 2006.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs.* (" SFAS No. 151") requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs and amounts of excess spoilage require treatment as current-period charges rather than as a portion of the inventory cost. SFAS No. 151 is effective for Fiscal 2006, at which time we will adopt the provisions of the standard. We do not expect the adoption of the standard to have a material impact on our consolidated financial position or results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based upon the likelihood of adverse changes in fair values, cash flows or future earnings.

We have exposure to interest rate risk, as borrowings under our credit facility are based upon London Interbank Offered Rate, prime and other benchmark rates which may fluctuate with market conditions. Based upon our seasonal borrowing levels, management does not believe that a change in interest rates of 100 basis points would have a significant impact on our consolidated financial position or results of operations.

As of January 28, 2006, we had no debt or other market risk sensitive instruments.

ITEM 8. Financial Statements and Supplementary Data.

The index to the consolidated financial statements is found on page 30. Our consolidated financial statements and notes to the consolidated financial statements follow the index.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

There have been no changes in or disagreements with our independent registered public accounting firm on accounting or financial disclosures.

ITEM 9A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that material information relating to the Company, which is required to be timely disclosed, is accumulated and communicated to management in a timely fashion. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 ("Exchange Act")) was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective as of January 28, 2006 covered by this annual report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms and such information is accumulated and communicated to Management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria established in "Internal Control – Integrated Framework," Management concluded that our internal control over financial reporting was effective as of January 28, 2006. Management's assessment of the effectiveness of our internal control over financial reporting as of January 28, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

There were no events during the fourth fiscal quarter requiring disclosure in a report on Form 8-K, other than those previously reported on a Form 8-K.

PART III

ITEM 10. Directors and Executive Officers of the Registrant.

We have adopted a code of ethics that applies to all employees including our principal executive officer and principal financial and accounting officer. The code is posted on our website at http://bombaycompany.com or can be obtained, free of charge, upon request from the office of the Corporate Secretary.

Other information required under Item 10 appears under the captions "Election of Directors", "Executive Officers of the Company", "Meetings and Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 11. Executive Compensation.

The information required by this item appears under the captions "Executive Compensation" and "Compensation of Directors" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item appears under the captions "Equity Compensation Plan Information" and "Security Ownership" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions.

Bombay purchases certain merchandise inventory from an individual who is an immediate family member ("related party") of Steve Woodward, an executive officer of the Company. The Company purchases inventory both directly and indirectly from the related party, in his capacity as a merchandise vendor to the Company and in his capacity as a manufacturer's representative. The related party receives a commission from the manufacturers he represents, based upon the amount of merchandise the Company purchases from these manufacturers. The Company had an established relationship with the related party prior to Mr. Woodward's employment by the Company in August 2004. The amounts of inventory purchased through manufacturers that were represented by the related party subsequent to Mr. Woodward's employment were $5,489,000 and $3,004,000 in Fiscal 2005 and Fiscal 2004, respectively. Amounts owed to the third party manufacturers at the end of each period were $388,000 and $95,000 for Fiscal 2005 and Fiscal 2004, respectively. The amounts purchased directly from the related party subsequent to Mr. Woodward's employment were $33,000 and $70,000 for Fiscal 2005 and Fiscal 2004 respectively, and no amounts were owed to the related party for inventory purchases as of the end of Fiscal 2005 and Fiscal 2004.

ITEM 14. Principal Accounting Fees and Services.

The information required by this item appears under the captions "Independent Registered Public Accounting Firm's Fees" and "Audit Committee's Pre-approval Policy and Procedures" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this Annual Report for The Bombay Company, Inc. and its subsidiaries:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the Years Ended January 28, 2006, January 29, 2005 and January 31, 2004
Consolidated Balance Sheets at January 28, 2006 and January 29, 2005
Consolidated Statements of Stockholders' Equity for the Years Ended January 28, 2006, January 29, 2005 and January 31, 2004
Consolidated Statements of Cash Flows for the Years Ended January 28, 2006, January 29, 2005 and January 31, 2004
Notes to Consolidated Financial Statements

(2) Financial statement schedules not included in this Form 10-K Annual Report have been omitted because they are not applicable or, if material, the required information is shown in the financial statements or notes thereto.

(3) Exhibits:

A list of exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BOMBAY COMPANY, INC.
(Registrant)

Date: April 13, 2006

/s/ JAMES D. CARREKER
James D. Carreker
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ JAMES D. CARREKER James D. Carreker	Chairman of the Board and Chief Executive Office	April 13, 2006
/s/ NIGEL TRAVIS Nigel Travis	Lead Director	April 10, 2006
/s/ SUE T. GROENTEMAN Sue T. Groenteman	Director	April 13, 2006
/s/ PAUL HIGHAM Paul Higham	Director	April 13, 2006
/s/ BRUCE A. QUINNELL Bruce A. Quinnell	Director	April 10, 2006
/s/ PAUL J. RAFFIN Paul J. Raffin	Director	April 10, 2006
/s/ JULIE L. REINGANUM Julie L. Reinganum	Director	April 11, 2006
/s/ LAURIE M. SHAHON Laurie M. Shahon	Director	April 13, 2006
/s/ BRUCE R. SMITH Bruce R. Smith	Director	April 13, 2006
/s/ ELAINE D. CROWLEY Elaine D. Crowley	Senior Vice President, Chief Financial Officer and Treasurer	April 13, 2006

THIS PAGE INTENTIONALLY NOT USED

Index to Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Bombay Company, Inc.:

We have completed integrated audits of The Bombay Company, Inc.'s fiscal 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of January 28, 2006, and an audit of its fiscal 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries (the "Company") at January 28, 2006 and January 29, 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company retrospectively changed the manner in which it accounts for rental costs incurred during the construction period of new stores.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 28, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers, LLP
Fort Worth, Texas
April 13, 2006

Consolidated Statements of Operations

The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)

	Year Ended		
	January 28, 2006	January 29, 2005 (as adjusted)	January 31, 2004 (as adjusted)
Net revenue	$565,074	$576,087	$596,435
Costs and expenses:			
Cost of sales, buying and store occupancy costs	429,176	428,707	422,348
Store impairments	5,936	534	244
Selling, general and administrative expenses	167,044	165,658	158,446
Gain on sale of assets	(560)	–	–
Operating income (loss)	(36,522)	(18,812)	15,397
Gain on sale of non-operating assets	(4,130)	–	–
Interest income	(41)	(67)	(176)
Interest expense	2,410	601	621
Income (loss) before income taxes	(34,761)	(19,346)	14,952
Provision (benefit) for income taxes	11,970	(6,705)	5,802
Net income (loss)	$(46,731)	$(12,641)	$ 9,150
Basic earnings (loss) per share	$(1.29)	$(.35)	$.26
Diluted earnings (loss) per share	$(1.29)	$(.35)	$.26
Average common shares outstanding	36,223	35,697	34,649
Average common shares outstanding and dilutive potential common shares	36,223	35,697	34,966

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

The Bombay Company, Inc. and Subsidiaries
(In thousands, except shares)

	January 28, 2006	January 29, 2005 (as adjusted)
Assets		
Current assets:		
Cash and cash equivalents (short-term investments of $189 and $3,187, respectively)	$ 4,015	$ 9,168
Inventories, at lower of cost or market	128,719	144,702
Other current assets	14,846	27,022
Total current assets	147,580	180,892
Property and equipment, at cost:		
Land	321	892
Building	4,355	5,198
Leasehold improvements	127,178	121,567
Furniture and equipment	53,065	47,144
	184,919	174,801
Accumulated depreciation	(100,268)	(88,050)
Net property and equipment	84,651	86,751
Deferred taxes	456	6,984
Other assets	5,631	5,793
Goodwill, less amortization of $611	423	423
Total assets	$238,741	$280,843
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 29,176	$ 41,684
Gift cards and certificates redeemable	9,224	8,655
Accrued payroll and bonuses	6,219	5,660
Accrued insurance	5,178	4,081
Customer deposits	4,526	3,107
Current portion of accrued rent	3,871	3,261
Other current liabilities	5,834	3,863
Total current liabilities	64,028	70,311
Accrued rent	38,302	31,596
Other long-term liabilities	674	335
Total long-term liabilities	38,976	31,931
Stockholders' equity:		
Preferred stock, $1 par value, 1,000,000 shares authorized	—	—
Common stock, $1 par value, 50,000,000 shares authorized; 38,149,646 shares issued	38,150	38,150
Additional paid-in capital	79,817	79,700
Retained earnings	23,669	70,400
Accumulated other comprehensive income (loss)	2,077	951
Common shares in treasury, at cost 1,715,066 and 2,259,261 shares, respectively	(7,038)	(9,268)
Deferred compensation	(938)	(1,332)
Total stockholders' equity	135,737	178,601
Commitments and contingencies (Note 7)		
Total liabilities and stockholders' equity	$238,741	$280,843

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

The Bombay Company, Inc. and Subsidiaries

(In thousands)

	Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount
Total, February 1, 2003 (as previously reported)	38,150	$38,150	(4,621)	$(18,918)
Cumulative effect of retrospective application of accounting for construction period rent (Note 2)......	—	—	—	—
Total, February 1, 2003 (as adjusted)	38,150	$38,150	(4,621)	$(18,918)
Purchases of treasury shares..................................	—	—	(9)	(69)
Shares contributed or sold to employee benefit plans......	—	—	64	262
Exercise of stock options......................................	—	—	1,613	6,610
Director fee distributions......................................	—	—	55	227
Restricted stock distributions, net of cancellations..........	—	—	81	333
Deferred compensation expense..............................	—	—	—	—
Net income (as adjusted).......................................	—	—	—	—
Foreign currency translation adjustments	—	—	—	—
Total, January 31, 2004	38,150	$38,150	(2,817)	$(11,555)
Shares contributed or sold to employee benefit plans......	—	—	81	331
Exercise of stock options......................................	—	—	258	1,017
Director fee distributions......................................	—	—	14	55
Restricted stock distributions, net of cancellations..........	—	—	205	884
Deferred compensation expense..............................	—	—	—	—
Net loss (as adjusted)	—	—	—	—
Foreign currency translation adjustments....................	—	—	—	—
Total, January 29, 2005...	38,150	$38,150	(2,259)	$(9,268)
Purchases of treasury shares..................................	—	—	(4)	(20)
Shares contributed or sold to employee benefit plans......	—	—	88	363
Exercise of stock options......................................	—	—	214	878
Director fee distributions......................................	—	—	34	139
Restricted stock distributions, net of cancellations.........	—	—	212	870
Deferred compensation expense.............................	—	—	—	—
Net loss (as adjusted)	—	—	—	—
Foreign currency translation adjustments..................	—	—	—	—
Total, January 28, 2006......................................	38,150	$38,150	(1,715)	$(7,038)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (cont.)

The Bombay Company, Inc. and Subsidiaries

(In thousands)

Additional Paid-In Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Annual Comprehensive Income (Loss)
$75,446	$(237)	$76,076	$(1,400)	
–	–	–	–	
–	–	(2,185)	10	
75,446	(237)	73,891	(1,390)	
113	–	–	–	
3,007	–	–	–	
33	–	–	–	
611	(944)	–	–	
–	329	–	–	
–	–	9,150	–	*$ 9,150*
–	–	–	1,519	*1,519*
79,210	(852)	83,041	129	*$10,669*
90	–	–	–	
3	–	–	–	
27	–	–	–	
370	(1,171)	–	–	
–	691	–	–	
–	–	(12,641)	–	*$(12,641)*
–	–	–	822	*822*
79,700	(1,332)	70,400	951	*$(11,819)*
–	–	–	–	
(72)	–	–	–	
(85)	–	–	–	
42	–	–	–	
232	(1,102)	–	–	
–	1,496	–	–	
–	–	(46,731)	–	*$(46,731)*
–	–	–	1,126	*1,126*
$79,817	$(938)	$23,669	$2,077	*$(45,605)*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

The Bombay Company, Inc. and Subsidiaries

(In thousands)

	Fiscal Year Ended		
	January 28, 2006	January 29, 2005 (as adjusted)	January 31, 2004 (as adjusted)
Cash flows from operating activities:			
Net income (loss)	$(46,731)	$(12,641)	$ 9,150
Adjustments to reconcile net income (loss) to net cash from operations:			
Depreciation	16,181	15,264	12,979
Amortization	2,175	2,208	4,248
Store impairments	5,936	534	244
Restricted stock compensation	1,496	692	328
Gain on sale of assets	(4,690)	—	—
Deferred taxes and other	9,264	(7,187)	4,641
Change in assets and liabilities:			
(Increase) decrease in inventories	17,263	(4,831)	(34,833)
(Increase) decrease in other assets	6,953	(630)	(3,919)
Increase (decrease) in accounts payable and accrued expenses	(7,328)	17,303	(712)
Increase (decrease) in income taxes payable	147	(971)	(2,276)
Increase (decrease) in accrued payroll and bonuses	505	(2,435)	725
Increase in noncurrent liabilities	1,136	357	743
Landlord construction allowances	8,435	11,625	11,900
Net cash provided by operations	10,742	19,288	3,218
Cash flows from investing activities:			
Purchases of property, equipment and other	(22,519)	(36,886)	(41,062)
Proceeds from sale of assets (Notes 11 and 12)	5,992	—	—
Proceeds from sale of property and equipment	39	36	172
Net cash used in investing activities	(16,488)	(36,850)	(40,890)
Cash flows from financing activities:			
Exercise of stock options	692	847	6,310
Purchases of treasury stock	—	—	(83)
Sale of stock to employee benefit plans	287	422	387
Net cash provided by (used in) financing activities	979	1,269	6,614
Effect of exchange rate change on cash	(386)	(158)	69
Net decrease in cash and cash equivalents	(5,153)	(16,451)	(30,989)
Cash and cash equivalents at beginning of fiscal year	9,168	25,619	56,608
Cash and cash equivalents at end of fiscal year	$ 4,015	$ 9,168	$ 25,619
Supplemental disclosures of cash flow information:			
Interest paid	$2,410	$ 601	$ 597
Income taxes paid	2,618	1,310	4,191
Non-cash investing and financing activities:			
Distributions of director fees	183	82	260
Distributions of restricted stock	160	1,254	943

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

The Bombay Company, Inc. and Subsidiaries

Note 1 - Statement of Significant Accounting Policies

Description of Business and Basis of Presentation

The Bombay Company, Inc. and its wholly-owned subsidiaries design, source and market a line of proprietary home furnishings that includes large furniture, occasional furniture, wall decor and decorative accessories that is timeless, classic and traditional in its styling through a network of retail locations throughout the United States and Canada, through specialty catalogs, over the Internet and internationally through licensing arrangements. Throughout this report, the terms "our", "we", "us", "Bombay" and "Company" refer to The Bombay Company, Inc., including its subsidiaries.

The consolidated financial statements include the accounts of Bombay and its wholly-owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. Bombay has a retail (52-53 week) fiscal year, which ends on the Saturday nearest January 31. All periods presented reflect 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. These estimates affect reported amounts of assets, liabilities, revenue, expense and related disclosures. Actual results could differ from those estimates.

Liquidity and Capital Resources

We have historically financed our operations through operating capital, proceeds of public offerings of common stock and asset sales, and on a seasonal basis, through working capital facilities. Over the past three fiscal years, we have made substantial investments of capital, and for the past two fiscal years have experienced operating losses. Although these factors have reduced our cash balances from historical levels, as of January 28, 2006, the Company has $4 million in cash and cash equivalents, no outstanding bank debt and $61.8 million of availability under the existing credit facility for additional letters of credit or borrowings. We believe that our available cash and cash equivalents, cash flow from operations and cash available under our existing and any expanded credit facilities, as well as potential additional liquidity that might be obtained by selling or otherwise monetizing the Company-owned office building, will be sufficient to finance our operations and expected capital requirements for at least the next twelve months.

Foreign Currency Translation

The functional currency of our Canadian operations is the Canadian dollar. Fiscal year-end exchange rates are used to translate assets and liabilities to U.S. dollars. Monthly average exchange rates are used to translate income and expenses. We record the cumulative effect of foreign currency translation adjustments in accumulated other comprehensive income (loss) within stockholders' equity. During Fiscal 2005, Fiscal 2004 and Fiscal 2003, foreign exchange gain totaled $901,000, $551,000 and $1,377,000, respectively, related to transactions of our Canadian subsidiary.

Cash and Cash Equivalents

We consider cash in stores, credit card receivables, deposits in banks and short-term investments with original maturities of three months or less as cash and cash equivalents for the purposes of the consolidated financial statements. Short-term investments are recorded at the lower of cost or fair market value. Credit card receivables are included as cash equivalents due to our policy of liquidating those balances daily, so that ordinarily we do not have more than 4 days of outstanding collections.

Cash Overdrafts

Cash overdrafts not subject to offset by other cash accounts in the same financial institution have been reclassified to accounts payable and accrued expenses. Total cash overdrafts as of January 28, 2006 and January 29, 2005 were $295,000 and $8,776,000, respectively.

Inventories

Inventories are primarily finished merchandise and are valued at the lower of cost or market, cost being determined based upon the weighted average inventory method.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method over the lives shown:

Building	Forty years
Furniture and equipment	Two to ten years
Leasehold improvements	The lesser of the life of the lease or asset

We charge maintenance and repairs to expense as they are incurred. We capitalize improvements and betterments which materially prolong the useful lives of the assets. As property is retired or sold, we remove the cost and related accumulated depreciation from the accounts, and we recognize gains or losses in the consolidated statements of operations.

Capitalized Software Costs
We capitalize certain external and internal costs associated with computer software and significant enhancements to software features of existing products. We amortize the costs utilizing the straight-line method over the estimated economic lives of the software, which range from three to seven years. Total costs capitalized were $19,519,000 and $17,522,000 at January 28, 2006 and January 29, 2005, respectively. Accumulated amortization related to these assets was $14,379,000 and $12,195,000 at January 28, 2006 and January 29, 2005, respectively.

Impairment of Long-Lived Assets
We review long-lived assets with definite lives for impairment, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* whenever conditions indicate that the carrying value of the assets may not be recoverable. In determining if impairment exists, assets must be grouped at the lowest level for which there is identifiable cash flows that are largely independent of cash flows from other groups of assets. In performing this impairment test, we group our assets at the store level. If impairment exists, the amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the assets.

Goodwill
We test goodwill for impairment at least annually, as of the end of the fiscal year, and whenever conditions indicate that such an impairment could exist in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is tested for impairment by comparing the estimated fair value of our net assets to their carrying value. If the carrying value exceeds the estimated fair value, we calculate the implied value of goodwill and recognize an impairment loss. No impairment has been recorded during the periods included herein.

Revenue Recognition
We recognize revenue when delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenue is net of an estimate for customer returns and excludes sales tax.

We include in revenue amounts collected from customers for shipping and handling orders. In Fiscal 2005, Fiscal 2004 and Fiscal 2003, revenue from shipping and handling totaled $5,909,000, $7,149,000 and $6,566,000, respectively. The associated shipping and handling expenses are included in cost of sales.

Gift Cards and Certificates
We record proceeds from the sale of gift cards and certificates as a liability at the time we receive them. When the holder of the card or certificate redeems it for merchandise, we relieve the liability and recognize revenue. We maintain the liability for unredeemed gift certificates until the earlier of redemption or escheatment.

Cost of Sales, Buying and Store Occupancy Costs
We include in cost of sales all costs associated with the purchase of product including, but not limited to, vendor cost, inbound transportation costs, duties, commission, inspections, quality control, warehousing and outbound transportation costs. Buying costs include expenses associated with our buying department, consisting primarily of salaries, travel, product development and product sample costs. Store occupancy costs include costs such as rent, common area maintenance charges, utilities and depreciation and amortization of leasehold improvements and other fixed assets relating to our retail locations.

Advertising Costs
We expense advertising cost the first time the advertising takes place. During Fiscal 2005, Fiscal 2004 and Fiscal 2003, advertising expense was $30,399,000, $29,018,000 and $27,604,000, respectively.

Income Taxes
We use the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. We assess the realizability of deferred tax assets and, if necessary, provide a valuation allowance.

All unremitted earnings of the foreign subsidiary are considered to be permanently reinvested. Accordingly, no U.S. deferred taxes have been provided on such earnings.

Comprehensive Income (Loss)
Comprehensive income (loss) represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Such amounts are included in accumulated other comprehensive income (loss) within stockholders' equity and consist of the cumulative effect of foreign currency translation adjustments. There is no tax

effect on the cumulative effect of foreign currency translation adjustments as undistributed earnings of the Canadian subsidiary are considered to be permanently reinvested and will continue to be reinvested in this subsidiary in the foreseeable future.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements
In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 13-1, *Accounting for Rental Costs Incurred during a Construction Period,* ("FSP FAS 13-1") which requires that rental costs incurred during the construction period of new stores be charged to rental expense as a period cost. Our practice had been to capitalize such rents as part of the cost of the asset and amortize them over the asset's estimated useful life. We have elected early adoption and have chosen to retrospectively apply FSP FAS 13-1 to prior years' financial statements for enhanced comparability with peers and consistency of internal treatment for all properties.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements for a change in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Additionally, retrospective application is not required when explicit transition requirements specific to newly adopted accounting principles exist. Retrospective application requires the cumulative effect of the change on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented and the offsetting adjustments to be recorded to opening retained earnings. SFAS No. 154 retains the guidance contained in APB Opinion No. 20 for reporting both the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 will become effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has elected early adoption of the provisions of SFAS No. 154 during the current fiscal year and has retrospectively applied the provisions of FSP FAS 13-1 as described in Note 2.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. The primary focus of SFAS 123R is on employee services obtained in share-based payment transactions. SFAS No. 123R requires that all share-based payments to employees be recognized in the financial statements based upon their fair values. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment." This SAB provides views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and is intended to assist in the initial implementation of SFAS No. 123R. The standard is effective for our financial statements beginning in Fiscal 2006. We intend to elect the modified prospective transition method, which requires that we recognize compensation expense for all new and unvested share-based payment awards. We anticipate that the adoption of SFAS No. 123R will result in an increase in compensation expense of approximately $1 million for the Fiscal 2006.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs* ("SFAS No. 151"). SFAS No. 151 requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs and amounts of excess spoilage require treatment as current-period charges rather than as a portion of the inventory cost. SFAS No. 151 is effective for Fiscal 2006, at which time we will adopt the provisions of the standard. We do not expect the adoption of the standard to have a material impact on our consolidated financial position or results of operations.

Earnings (Loss) per Share
Basic earnings (loss) per share are based upon the weighted average number of shares outstanding. Diluted earnings (loss) per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and distribution of deferred director compensation in the form of restricted stock units.

The computation for basic and diluted earnings (loss) from continuing operations per share are as follows (in thousands, except per share amounts):

	Year Ended		
	January 28, 2006	January 29, 2005 (as adjusted)	January 31, 2004 (as adjusted)
Numerator:			
Net income (loss)................................	$(46,731)	$(12,641)	$9,150
Denominator for basic earnings (loss) per share:			
Average common shares outstanding......	36,223	35,697	34,649
Denominator for diluted earnings (loss) per share:			
Average common shares outstanding......	36,223	35,697	34,649
Stock options................................	–	–	314
Deferred director compensation units...........	–	–	3
	36,223	35,697	34,966
Basic earnings (loss) per share....................	$(1.29)	$(.35)	$.26
Diluted earnings (loss) per share..................	$(1.29)	$(.35)	$.26

During Fiscal 2005 and Fiscal 2004, we reported net losses. Accordingly common stock equivalents would be anti-dilutive during these periods and, thus, are not included in the computation of diluted loss per share. Potentially dilutive securities were excluded from the computation are as follows (in thousands):

	Year Ended	
Potentially Dilutive Shares	January 28, 2006	January 29, 2005
Stock options	3,168	3,114
Deferred director compensation units ..	65	51

Stock-Based Compensation

We apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations and the disclosure-only provisions of SFAS No. 123R in accounting for our stock-based incentive plans. No compensation expense related to grants of stock options has been reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market price of Bombay's common stock on the date of grant. Compensation expense related to grants of restricted stock is measured as the quoted market price of Bombay's common stock at the measurement date, amortized to expense over the vesting period. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123R to stock-based compensation. For purposes of the pro forma disclosures below, the estimated fair value of the options is recognized as expense over the vesting period (in thousands):

	Year Ended		
	January 28, 2006	January 29, 2005 (as adjusted)	January 31, 2004 (as adjusted)
Net income (loss) as reported.......................	$(46,731)	$(12,641)	$ 9,150
Stock-based employee compensation expense included in reported net income, net of related tax effects	1,496	452	201
Stock-based employee compensation expense determined under SFAS No.123R, net of tax.................	(4,581)	(2,219)	(1,397)
Net income (loss), pro forma........................	($49,816)	$(14,408)	$ 7,954
Basic earnings (loss) per share, as reported........	$(1.29)	$(.35)	$.26
Diluted earnings (loss) per share, as reported.......	$(1.29)	$(.35)	$.26
Basic earnings (loss) per share, pro forma..........	$(1.38)	$(.40)	$.23
Diluted earnings (loss) per share, pro forma........	$(1.38)	$(.40)	$.23

During Fiscal 2005, the Company accelerated the vesting of all unvested stock options awarded to employees and officers that had an exercise price greater than $4.50 per share. Options to purchase approximately 1.2 million shares became exercisable immediately as a result of the vesting acceleration. The Company will adopt SFAS 123R, "Share-Based Payment," in the first quarter of Fiscal 2006. Bombay believes the decision to accelerate the vesting of the options is in the best interest of shareholders as it will reduce reported compensation expense in future periods. In order to prevent unintended personal benefits, the Board of Directors accelerated options priced at $4.50 per share or higher, which represented a premium of approximately 50% to market value on the date of the acceleration decision.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following weighted average assumptions:

	Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
Expected volatility.............	63.3%	64.1%	65.7%
Expected life years.............	6	6	5
Expected dividends............	—	—	—
Risk-free interest rate..........	4.34%	4.10%	3.57%

The weighted average fair value of options granted during Fiscal 2005, Fiscal 2004 and Fiscal 2003 was $2.92, $3.96 and $3.95, respectively.

Note 2 – Change In Method of Accounting for Rental Costs Incurred During Construction Periods

On October 5, 2005, FASB issued FSP FAS 13-1, which requires that rental costs incurred during the construction period of new stores be charged to rental expense as a period cost. The Company's practice had been to capitalize such rents as part of the cost of the asset and amortize them over the asset's estimated useful life. The Company has elected early adoption and has chosen to retrospectively apply FSP FAS 13-1 to prior years' financial statements for enhanced comparability with peers and consistency of internal treatment for all properties.

The effects of the retrospective application on prior years is as follows (in thousands):

	Fiscal Year Ended January 29, 2005		
	As Reported	Impact of Adjustment	As Adjusted
Consolidated Balance Sheet			
Leasehold improvements........................	$133,062	$(11,495)	$121,567
Property and equipment, at cost.............	186,296	(11,495)	174,801
Accumulated depreciation......................	(94,284)	6,234	(88,050)
Net property and equipment...................	92,012	(5,261)	86,751
Deferred taxes	4,324	1,931	6,255
Total assets	284,173	(3,330)	280,843
Retained earnings	73,737	(3,337)	70,400
Total stockholders' equity......................	181,931	(3,330)	178,601
Total liabilities and stockholders' equity	284,173	(3,330)	280,843
Consolidated Statement of Operations			
Cost of sales, buying and store occupancy costs..........................	$428,561	$680	$429,241
Loss before income taxes	(18,666)	(680)	(19,346)
Provision for income taxes......................	(6,461)	(244)	(6,705)
Net loss..	(12,205)	(436)	(12,641)
Basic earnings per share.........................	$(.34)	$(.01)	$(.35)
Diluted earnings per share......................	$(.34)	$(.00)	$(.35)

	Fiscal Year Ended January 31, 2004		
	As Reported	Impact of Adjustment	As Adjusted
Consolidated Statement of Operations			
Cost of sales, buying and store occupancy costs	$421,459	$1,133	$422,592
Income before income taxes	16,085	(1,133)	14,952
Provision for income taxes	6,219	(417)	5,802
Net income	9,866	(716)	9,150
Basic earnings per share	$.28	$(.02)	$.26
Diluted earnings per share	$.28	$(.02)	$.26

The effects of the adjustment on years prior to Fiscal 2003 resulted in a reduction in stockholders' equity of $2,175,000 as of February 1, 2003.

Note 3 – Store Impairments

We review long-lived assets with definite lives at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the fixed assets related to the store. Future cash flows are projected for the remaining lease life using a probability-weighted approach to estimate the fair value of the store assets. These projections consider such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. If the estimated future cash flows are less than the carrying value of the assets, we record an impairment charge equal to the difference between the assets' fair value and carrying value. Since the projection of future cash flows involves judgment and estimates, differences in circumstances or estimates could produce different results.

Following the holiday selling season in our fourth fiscal quarter, we reviewed our real estate portfolio for impairment, focusing on store locations with operating losses. Of the 498 Company-owned stores open as of January 28, 2006, forty stores were identified for which the full carrying amounts of the store assets were not expected to be recoverable. As a result of the review, we recorded an impairment charge of $5,936,000. Similar reviews, performed in Fiscal 2004 and Fiscal 2003, resulted in charges of $534,000 and $244,000, respectively.

Note 4 – Debt

Effective September 29, 2004, we entered into a secured credit agreement with a group of banks, pursuant to a credit agreement with Wells Fargo Retail Finance, LLC, as Arranger and Administrative Agent. The facility replaced our previous $75 million facility, all indebtedness under which was repaid coincident with the closing of the new facility. The new facility is comprised of separate lines of credit in the United States and in Canada, with separate availability bases. The United States and Canadian lines are secured by inventory, receivables and certain other assets of the Company and its United States subsidiaries. The Canadian line is also secured by certain assets of the Company's Canadian subsidiary. The Canadian operations can borrow up to U.S.$18 million under the line in certain circumstances. Aggregate borrowings under the United States and Canadian lines cannot exceed $125 million, except as noted below.

The facility may be used for working capital, inventory financing, and letter of credit needs. Borrowings under the facility may be made, at the Company's option and, subject to certain limitations, in the form of loans or by the issuance of bankers' acceptances with respect to inventory purchases. Loans under the facility bear interest, at the Company's option, at either the prime lending rate of Wells Fargo Bank, National Association, or the London Interbank Offered Rate plus a margin of 1.00% to 1.75%, with such margin depending on the amount by which the average available commitment exceeds usage under the line. The available commitment under the facility is limited to a borrowing base generally comprised of 73% of eligible U.S. inventory and 75% of eligible Canadian inventory and 85% of receivables, as defined in the credit agreement and with seasonal and reserve adjustments. The aggregate commitment under the facility can be increased to $175 million prior to September 15, 2007, at the request of the Company. The facility expires September 15, 2009.

The credit agreement contains no covenants regarding the maintenance of financial ratios, but does include other customary covenants including, but not limited to, the maintenance of certain minimum availability under the facility; reporting of certain financial and operational information to the lender; avoidance of a material adverse change; and limitations regarding the incurrence of other debt, creation of liens, certain investments, sales, transfers and dispositions of assets. As of January 28, 2006, we were in compliance with all covenants of the credit agreement. The credit agreement allows us to pay dividends, so long as no default or event of default has occurred and is continuing; immediately after giving effect thereto, availability exceeds usage under the line by at least $25 million; and certain other conditions are satisfied. We are not currently, nor have we been, restricted from paying such dividends.

At January 28, 2006, total availability under the facility was $70,059,000. There were no borrowings as of January 28, 2006. Letters of credit totaling $8,293,000, primarily to support inventory purchases, were outstanding, and $61,766,000 was available for additional borrowings or letters of credit. Interest expense and negotiated fees for Fiscal 2005, Fiscal 2004 and Fiscal 2003, totaled $2,802,000, $1,334,000 and $1,086,000, respectively.

Note 5 – Income Taxes

The components of income (loss) before income taxes and the provision (benefit) for domestic and foreign income taxes are shown below (in thousands):

	Fiscal Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
		(as adjusted)	(as adjusted)
Income (loss) before income taxes:			
Domestic	$(35,385)	$(21,290)	$10,700
Foreign	624	1,944	4,252
	$(34,761)	$(19,346)	$14,952
Provision (benefit) for income taxes:			
Current:			
Federal	$(22)	$(2,362)	$(1,019)
Foreign	992	717	1,729
State and local	42	304	(177)
	1,012	(1,341)	533
Deferred (prepaid):			
Federal	10,042	(4,873)	4,627
Foreign	(138)	186	27
State and local	1,054	(677)	615
	10,958	(5,364)	5,269
Total provision (benefit) for income taxes	$11,970	$(6,705)	$ 5,802

The effective tax rate differs from the federal statutory tax rate for the following reasons:

	Fiscal Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
		(as adjusted)	(as adjusted)
Federal statutory tax rate	(34.0)%	(34.0)%	34.0%
Increase in effective tax rate rate due to:			
Foreign income taxes	0.7	1.3	1.7
State and local taxes, net of federal income tax benefit	(0.7)	(1.3)	2.1
Change in valuation allowance	68.3	-	-
Other, net	0.1	(0.7)	1.0
Effective tax rate expense (benefit)	34.4%	(34.7)%	38.8%

Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):

	January 28, 2006	January 29, 2005 (as adjusted)
Deferred tax assets:		
NOL and credit carryforwards	$ 12,046	$ 5,982
Accrued rent	5,686	5,041
Inventory valuation	2,426	2,366
Accrued insurance	1,686	1,385
Depreciation	208	-
Other	3,568	1,893
	25,620	16,667
Deferred tax liabilities:		
Depreciation	-	(3,070)
Other	(1,259)	(2,289)
	(1,259)	(5,359)
Total deferred tax assets	24,361	11,308
Valuation allowance	(23,769)	-
Net deferred tax assets	$ 592	$ 11,308
Deferred tax assets, net:		
Current	$ 6,568	$ 4,324
Non-current	17,793	6,984
Valuation allowance	(23,769)	-
Net deferred tax assets	$ 592	$11,308

As of January 28, 2006, we have recorded tax effected federal net operating loss carry-forwards of $10,152,000, which begin to expire in Fiscal 2024; tax effected state net operating loss carryforwards of $623,000, which expire in Fiscal 2009 through Fiscal 2024; and foreign tax credits and other tax carryforwards of $1,271,000, expiring in Fiscal 2013 through Fiscal 2025.

We evaluate the realizability of our deferred tax assets on an ongoing basis, considering all available positive and negative evidence, including the reversal patterns of assets and liabilities, past financial results, future taxable income projections and on-going prudent and feasible tax planning strategies. A significant factor impacting this evaluation at January 28, 2006, was our cumulative losses for the past three fiscal years.

SFAS No. 109, *Accounting for Income Taxes*, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. As a result of this guidance, we have recorded a full valuation allowance of $23,769,000 against all U.S. deferred tax assets. This valuation allowance increased our tax expense for Fiscal 2005. Under generally accepted accounting principles, this valuation allowance will be adjusted in the future resulting in the reinstatement of all or part of the deferred tax assets when operating results demonstrate a pattern of future profitability, in reversal of the current cumulative three-year loss trend. The adjustment has no impact on cash flow in the current or any future period.

The Internal Revenue Service ("IRS") has completed its examination of federal income tax returns through Fiscal 2004. We are routinely involved in state and local income tax audits, and from time to time, foreign jurisdiction tax audits. We have paid or accrued any liabilities associated with these audits, and do not expect them to have a material effect on the Company's consolidated financial statements.

Note 6– Leases

We lease all of our retail locations and distribution centers under non-cancelable operating leases whose initial terms typically range from 5 to 10 years and include options that permit renewal for additional periods. We also lease certain equipment and our field office facilities under non-cancelable operating leases whose terms typically range from 3 to 5 years.

Minimum rental commitments include step rent provisions, escalation clauses, capital improvement funding and other lease concessions, which are recognized on a straight-line basis over the primary lease term. In addition to minimum rental payment, certain leases require additional contingent rentals based on a percentage of the store's sales volumes exceeding specified levels as well as reimbursement for real estate taxes, common area maintenance, insurance and certain other costs. Landlord construction allowances are recorded as other liabilities and are amortized as a reduction of rent expense over the life of the related lease.

Rental expense included in the accompanying consolidated statements of operations for operating leases was (in thousands):

	Fiscal 2005	Fiscal 2004 (as adjusted)	Fiscal 2003 (as adjusted)
Minimum rentals	$67,428	$65,735	$57,971
Contingent rentals............	113	295	482
Total...............................	$67,541	$66,030	$58,453

Minimum rental commitments that have initial or remaining noncancelable lease terms in excess of one year for future fiscal years are as follows (in thousands):

Fiscal	
2006.......................	$ 52,201
2007.......................	52,404
2008.......................	50,985
2009.......................	47,252
2010.......................	44,821
Thereafter.............	160,217
	$407,880

Note 7 – Commitments and Contingencies

As of January 28, 2006, we have outstanding unconditional purchase orders totaling $79,905,000 relating to the acquisition of inventory in Fiscal 2006.

We have certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect our financial position or results of operations or cash flows.

We are party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Note 8 – Employee Benefit Plans

The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 75% of earnings with Bombay matching 100% of the initial 3% contribution, and 50% of the next 2% contributed by the participant. Participant contributions and Company match are paid to a corporate trustee and invested in various funds or Bombay stock, as directed by the participant. Company matching contributions made to participants' accounts are fully vested immediately. Similar benefit plans are in effect for eligible foreign employees.

To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of Bombay common stock.

The Bombay Company, Inc. Employee Stock Purchase Program is open to all employees who have at least 90 days of service. Each participant may contribute 1% to 10% of qualifying compensation, to a maximum annual contribution of $21,250. Contributions are used to purchase shares of Bombay common stock at a discount of 5% from current market rates. The participants' shares are fully vested upon purchase. Participants' shares are held by a third-party administrator until the respective participant requests a distribution.

Total Bombay contributions to these plans for Fiscal 2005, Fiscal 2004 and Fiscal 2003 were $776,000, $756,000 and $714,000, respectively.

Note 9 - Common Stock and Stock Options

Our Board of Directors has authorized a stock repurchase program to purchase up to an aggregate of $30 million of Bombay's stock. The shares may be purchased from time to time, through open market purchases and privately negotiated transactions. During Fiscal 2005, 2004 and 2003, 4,000 shares, no shares and 9,000, respectively, were acquired at an aggregate cost of $20,000, $0 and $70,000, respectively. Treasury shares are used for various employee and director stock plans as the need arises.

The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At January 28, 2006, the option shares reserved for the Employee Plans were 4,852,273. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of either 25% or 33% per year beginning one year after the grant date. Shares available for additional grants were 1,556,767; 1,458,720 and 1,795,138 at January 28, 2006, January 29, 2005 and January 31, 2004, respectively.

The Bombay Company, Inc. 2006 Director Stock Option Plan ("Director Option Plan") provides for the granting of options to members of the Board of Directors who are neither Bombay employees nor officers. At January 28 2006, the option shares reserved for the Director Option Plan and previous plans were 664,630.

The option price is fixed at the market price on the date of the grant. The option grant, initial and annual, is 10,000 shares, with an additional 2,500 shares for the Lead Director and each of the committee chairs. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 212,500; 55,185 and 116,469 at January 28, 2006, January 29, 2005 and January 31, 2004, respectively. Shareholders approved 300,000 shares for the Director Option Plan and 87,500 shares were granted in Fiscal 2005, leaving 212,500 shares available for grant.

The Bombay Company, Inc. Non-Employee Director Equity Plan ("Director Equity Plan") also allows directors the option to receive retainer and meeting fees in the form of Bombay common stock or to defer receipt of such fees in the form of stock units. To the extent that a director elects to defer at least 50% of the annual retainer, the director is paid an additional 25% of the amount of the deferral, also in the form of stock units. Deferred amounts are credited to an account for such director in units equivalent to Bombay common stock.

The following table includes option information for the Employee Plans and Director Option Plan:

Stock Option Activity	Number Of Shares	Option Price Per Share	Weighted Average Option Price
February 1, 2003................	3,288,270	$1.75 - 25.75	$4.05
Options granted..............	1,248,800	4.54 - 13.52	6.75
Options exercised............	(1,603,784)	1.75 - 15.88	3.93
Options canceled............	(221,966)	1.75 - 25.75	8.53
January 31, 2004................	2,711,320	2.06 - 15.88	5.03
Options granted..............	1,005,500	4.52 - 7.07	6.42
Options exercised............	(252,883)	1.75 - 5.48	3.27
Options canceled............	(349,941)	2.38 - 15.88	5.78
January 29, 2005................	3,113,996	2.06 - 13.52	5.55
Options granted..............	551,450	3.02 - 5.87	4.71
Options exercised............	(214,049)	2.38 -5.48	3.20
Options canceled............	(283,165)	2.35 - 13.52	6.10
January 28, 2006..............	3,168,232	2.06 – 11.23	5.52
Exercisable at:			
January 31, 2004...........	786,709	2.06 - 15.88	4.43
January 29, 2005...........	1,408,467	2.06 - 13.52	4.72
January 28, 2006..............	3,079,449	2.06 – 11.23	5.57

The following table summarizes stock options outstanding at January 28, 2006:

Outstanding				Exercisable	
Exercise Price Range	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.06 - 2.48	290,024	6.0	$2.39	290,024	$2.39
2.55 - 2.94	254,683	5.5	2.74	254,683	2.74
3.00 - 3.94	169,163	5.0	3.67	109,713	3.74
4.00 - 4.97	771,869	6.0	4.55	742,536	4.56
5.00 - 5.90	691,725	7.5	5.72	691,725	5.72
6.00 - 7.89	521,268	7.6	6.91	521,268	6.91
9.23 - 11.23	469,500	7.4	9.38	469,500	9.38
	3,168,232	6.7	$ 5.52	3,079,449	$ 5.57

The exercise of non-qualified stock options in Fiscal 2005, Fiscal 2004 and Fiscal 2003 resulted in income tax benefits of $108,869, $212,000 and $3,283,000, respectively, which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

The Bombay Company, Inc. 1996 Long Term Incentive Stock Plan provides for the granting of restricted stock to officers and key management employees. Restricted stock grants are generally issued in separate tranches, which vest in designated increments, generally 12 to 48 months, contingent upon continued employment of the award recipient. The market value of the restricted stock at the date of grant is recorded as deferred compensation, a component of stockholders' equity, and is charged to expense over the respective vesting periods. If restricted stock is unvested at the time when an award recipient leaves the employment of the Company, the shares are canceled, the related amounts are removed from deferred compensation and amounts previously expensed for the unvested shares are reversed. The following table summarizes restricted stock issued under the 1996 Long Term Incentive Stock Plan:

Restricted Stock Activity	Number Of Shares	Weighted Average Grant Price
Unvested at February 1, 2003	90,000	
Shares granted	131,256	$9.05
Shares vested and distributed	(15,000)	
Shares canceled	(50,000)	
Unvested at January 31, 2004	156,256	
Shares granted	280,480	$6.29
Shares vested and distributed	(35,000)	
Shares canceled	(75,000)	
Unvested at January 29, 2005	326,736	
Shares granted	238,038	$5.28
Shares vested and distributed	(24,500)	
Shares canceled	(26,000)	
Unvested at January 28, 2006	514,274	

During Fiscal 2005, Fiscal 2004 and Fiscal 2003, $1,496,000 $691,000 and $329,000, respectively, was recognized as net compensation expense in conjunction with the restricted stock grants

Note 10 – Shareholders' Rights Plan

We have a shareholders' rights plan ("Rights Agreement") under which each share of Bombay common stock includes one Preferred Share Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $35. The Rights, which have ten-year terms expiring in 2015, are exercisable if a person or group acquires 20% or more of the common stock of Bombay or announces a tender offer for 20% or more of the common stock. If a person or group acquires 20% or more of the outstanding common stock of Bombay, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Bombay common stock having a market value of twice the Right's exercise price. If Bombay is acquired in a merger or other business combination transaction after a person or group acquires 20% or more of our common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring company's common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable. The Board of Directors of the Company may, in good faith, determine that a disposition of Company common stock by a person inadvertently exceeding the permitted threshold, made as promptly as practicable, would preclude such person from being deemed an "Acquiring Person".

The above description incorporates certain amendments adopted in May 2005, to (i) extend the final expiration of the Rights Agreement to June 1, 2015, (ii) change the exercise price of each Right (as defined in the Rights Agreement) from $50.00 to $35.00, (iii) modify the definition of "Acquiring Person" to increase from 15% to 20% the beneficial ownership level that any person or group of persons may acquire before triggering the Rights, (iv) add a provision establishing a three-year independent director evaluation committee ("TIDE Committee"), and (v) clarify that the board of directors of the Company may, in good faith, determine that a disposition of Company common stock, by a person inadvertently exceeding the permitted threshold, has been made as promptly as practicable and would preclude such person from being deemed an "Acquiring Person".

The TIDE Committee will consist of independent members of the Board of Directors of the Company and will review and evaluate the Rights Agreement to consider whether it continues to be in the best interests of the Company, its stockholders and any other relevant constituencies of the Company (i) at least every three years and (ii) sooner if an acquisition proposal is made that the TIDE Committee believes would make such a review and evaluation appropriate. Following each such review, the TIDE Committee will communicate its conclusions to the board of directors, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed. The Company's Governance and Nominations Committee of the Board of Directors will serve as the TIDE Committee as long as its members satisfy the independence requirement.

Note 11 – Bailey Street Trading Company

During Fiscal 2000, the Company created Bailey Street Trading Company ("Bailey Street"), a wholly-owned subsidiary involved in the wholesale distribution of a proprietary line of accent furniture. The brand was separate from Bombay and the merchandise was marketed to a variety of customers including independent gift stores, catalogers, department stores, furniture stores and mass merchants through a network of independent regional sales representatives. In November 2004, the Company announced its intention to exit the Bailey Street operations through sale or liquidation in order to focus on the core business.

On May 27, 2005, the Company completed the sale of the majority of the assets of Bailey Street to Bailey Street Holding Company, a newly formed corporation, independent of Bombay. Under the terms of the agreement, Bombay received $4.7 million in cash in return for $1.1 million in accounts receivable and $2.3 million in inventories as well as intellectual property, equipment and facilities associated with the operations. Bailey Street Holding Company also assumed certain normal operating liabilities associated with the operations.

The purchase price is subject to minor adjustments and the agreement requires Bombay to provide certain transition services for up to one year. Bombay retained approximately $2 million of inventory not included in the sale which has been or is currently being liquidated through its retail and Internet channels.

During the third quarter of Fiscal 2005, the Company terminated the lease associated with approximately half of the distribution center previously utilized by the Bailey Street operations and prior to that, as part of the Bombay operations. As of the end of the fourth quarter of Fiscal 2005, the Company ceased using the remaining space and was actively seeking a party to whom the space could be sublet. The Company has recorded a non-cash, pre-tax charge to cost of sales, buying and store occupancy costs in the amount of $908,000 which represents the net present value of the difference between the remainder of the lease obligation less the estimated net sublet income based upon current market rates, assuming a subtenant within 12 months.

Total revenue for Bailey Street was $6.9 million, $15.1 million and $15.8 million during Fiscal 2005, 2004 and 2003, respectively.

Note 12 - Sale of Land and Building

On October 27, 2005, the Company entered into an agreement to sell non-operating assets including land and a bank building adjacent to its headquarters in Fort Worth, Texas resulting in a gain of $4.1 million. Total proceeds from the sale were $5.4 million while the carrying cost of the assets was $1.2 million. The Company has an on-going obligation under the agreement to provide the buyer with the use of parking and the existing drive through bank facility, which are part of the headquarters buildings retained by the Company. The Company estimated the discounted value of the obligation to be $0.3 million, which amount has been recorded as deferred income and will be recognized either over the life of the building or the underlying lease, as applicable.

Note 13 – Related Party Transactions

Bombay purchases certain merchandise inventory from an individual who is an immediate family member ("related party") of Steve Woodward, an executive officer of the Company. The Company purchases inventory both directly and indirectly from the related party, in his capacity as a merchandise vendor to the Company and in his capacity as a manufacturer's representative. The related party receives a commission from the manufacturers he represents, based upon the amount of merchandise the Company purchases from these manufacturers. The Company had an established relationship with the related party prior to Mr. Woodward's employment by the Company in August 2004. The amounts of inventory purchased through manufacturers that were represented by the related party subsequent to Mr. Woodward's employment were $5,489,000 and $3,004,000 in Fiscal 2005 and Fiscal 2004, respectively. Amounts owed to the third party manufacturers at the end of each period were $388,000 and $95,000 for Fiscal 2005 and Fiscal 2004, respectively. The amounts purchased directly from the related party subsequent to Mr. Woodward's employment were $33,000 and $70,000 for Fiscal 2005 and Fiscal 2004 respectively, and no amounts were owed to the related party for inventory purchases as of the end of Fiscal 2005 and Fiscal 2004.

Note 14 – Geographic Areas

We operate primarily in one industry segment, specialty retailing. Greater than 90% of all revenue results from the sale of home furnishings and accessories through retail stores in the United States and Canada. The remaining portion of our revenue results from the sale of home furnishings and accessories through our wholesale operations, direct-to-customer retail operations and related shipping charges. Our wholesale and direct-to-customer operations have been immaterial to our operations and financial results to-date. Long-lived assets include all non-current assets except deferred taxes.

The following table shows net revenue and long-lived assets by geographic area (in thousands):

	Year Ended		
	January 28, 2006	January 29, 2005 (as adjusted)	January 31, 2004 (as adjusted)
Net revenue:			
United States	$487,704	$505,499	$526,219
Canada	77,370	70,588	70,216
Total	$565,074	$576,087	$596,435
Long-lived assets:			
United States	$80,024	$86,111	
Canada	10,680	6,856	
Total	$90,704	$92,967	

Unaudited Quarterly Financial Data

The Bombay Company, Inc. and Subsidiaries

(In thousands, except per share amounts)

The following table contains selected quarterly consolidated financial data for Fiscal 2005 and Fiscal 2004 that was prepared on a basis consistent with the audited consolidated financial statements and includes all adjustments necessary for a fair statement, in all material respects, of the information set forth herein on a consistent basis. As discussed in Note 2, the Company has elected to retrospectively apply FSP FAS 13-1 regarding accounting for rental costs incurred during store construction. The following table includes the effect of the retrospective application of the new pronouncement on previous periods:

	January 28, 2006	October 29, 2005	July 30, 2005	April 30, 2005
		(as adjusted)	(as adjusted)	(as adjusted)
Net revenue	$186,854	$128,062	$128,047	$122,111
Gross profit	46,205	31,220	25,626	26,911
Net loss	(25,055)	(4,355)	(9,352)	(7,969)
Basic loss per share	(.69)	(.12)	(.26)	(.22)
Diluted loss per share	(.69)	(.12)	(.26)	(.22)

	January 29, 2005	October 30, 2004	July 31, 2004	May 1, 2004
	(as adjusted)	(as adjusted)	(as adjusted)	(as adjusted)
Net revenue	$203,358	$126,669	$122,479	$123,581
Gross profit	58,289	31,407	27,290	29,860
Net income (loss)	7,117	(7,559)	(6,397)	(5,802)
Basic earnings (loss) per share	.20	(.21)	(.18)	(.16)
Diluted earnings (loss) per share	.19	(.21)	(.18)	(.16)

The following table contains selected quarterly consolidated financial data for Fiscal 2004 and the first three fiscal quarters of Fiscal 2005 as previously reported in the Company's Quarterly Reports on Form 10-Q as filed with the SEC:

	October 29, 2005	July 30, 2005	April 30, 2005
	(as reported)	(as reported)	(as reported)
Net revenue	$128,062	$128,047	$122,111
Gross profit	31,558	25,599	26,858
Net loss	(4,129)	(9,371)	(8,000)
Basic loss per share	(.11)	(.26)	(.22)
Diluted loss per share	(.11)	(.26)	(.22)

	January 29, 2005	October 31, 2004	July 31, 2004	May 1, 2004
	(as reported)	(as reported)	(as reported)	(as reported)
Net revenue	$203,358	$126,669	$122,479	$123,581
Gross profit	58,421	31,747	27,399	29,959
Net income (loss)	7,198	(7,328)	(6,332)	(5,743)
Basic earnings (loss) per share	.20	(.20)	(.18)	(.16)
Diluted earnings (loss) per share	.20	(.20)	(.18)	(.16)

Note: Gross profit is equal to Net revenue less Cost of sales, buying and store occupancy costs, as reported in the Consolidated Statements of Operations for the indicated periods.

INDEX TO EXHIBITS

The Bombay Company, Inc. and Subsidiaries

Filed with the Annual Report on Form 10-K for the fiscal year ended January 28, 2006.

Number		Description
3(a)	-	Restated Certificate of Incorporation dated January 1, 1993 and Certificate of Amendment of the Restated Certificate of Incorporation dated March 31, 1993. (1)
3(b)	-	Bylaws, as amended and restated effective May 21, 1997. (1)
4(a)	-	Preferred Stock Purchase Rights Plan. (1)
4(b)	-	Amendment to Preferred Stock Purchase Rights Plan. (2)
4(c)	-	Amendment No. 2 to Rights Agreement. (3)
10(a)	-	The Bombay Company, Inc. Supplemental Stock Program. (1)
10(b)	-	Executive Long Term Disability Plan (1)
10(c)	-	The Bombay Company, Inc. 1996 Long-Term Incentive Stock Plan. (1)
10(d)	-	Form of Option Award Agreement under the 1996 Long-Term Incentive Stock Plan. (1)
10(e)	-	Revised Form of Option Award Agreement under the 1996 Long-Term Incentive Stock Plan. (4)
10(f)	-	Form of Restricted Stock Agreement under the 1996 Long-Term Incentive Stock Plan. (1)
10(g)	-	Revised Form of Restricted Stock Agreement under the 1996 Long-Term Incentive Stock Plan. (4)
10(h)	-	The Bombay Company, Inc. 2006 Non-Employee Directors Stock Payment Plan (5)
10(i)	-	The Bombay Company, Inc. Amended and Restated 2001 Non-Employee Directors' Equity Plan. (6)
10(j)	-	Form of Option Award Agreement under the Amended and Restated 2001 Non-Employee Directors' Equity Plan. (6)
10(k)	-	The Bombay Company, Inc.2005 Amended and Restated Non-Employee Directors' Equity Plan. (7)
10(l)	-	The Bombay Company, Inc. 2005 Non-Employee Directors Stock Option Plan (8)
10(m)	-	Form of Option Award Agreement under the 2005 Non-Employee Directors Stock Option Plan.
10(n)	-	Executive Management Incentive Compensation Plan. (9)
10(o)	-	Employment Letter with Donald V. Roach. (10)
10(p)	-	Employment Letter with Justin N. Lewis. (11)
10(q)	-	Employment Agreement with James D. Carreker. (12)
10(r)	-	Restricted Stock Agreement with James D. Carreker. (12)
10(s)	-	Restricted Stock Agreement with James D. Carreker. (13)

Number		Description
10(t)	-	Restricted Stock Agreement with James D. Carreker. (14)
10(u)	-	Stock Option Agreement with James D. Carreker. (12)
10(v)	-	Stock Option Agreement with James D. Carreker. (14)
10(w)	-	Employment Letter with Lucretia D. Doblado. (15)
10(x)	-	Employment Letter with Steven C. Woodward. (13)
10(y)	-	Form of Indemnification Agreement (15)
10(z)	-	Loan and Security Agreement by and among The Bombay Company, Inc. and each of its subsidiaries that are signatories thereto as Borrowers, the lenders that are signatories thereto as Lenders, and Wells Fargo Retail Finance, LLC as Arranger and Administrative Agent, dated September 29, 2004. (16)
10(aa)	-	First Amendment to Loan and Security Agreement dated November 24, 2004. (1)
21	-	Subsidiaries of the Registrant. (17)
22	-	Definitive Proxy Statement of the Company relating to Annual Meeting of Shareholders (certain portions of such Proxy Statement are incorporated herein by reference and are identified by reference to caption in the text of this report). (18)
23	-	Consent of PricewaterhouseCoopers LLP.
31(a)	-	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended
31(b)	-	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended
32	-	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 29, 2005. Such Exhibit is incorporated herein by reference.

(2) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended February 1, 2003. Such Exhibit is incorporated herein by reference.

(3) Filed with the Commission as an Exhibit to the Company's Form 8-K on May 27, 2005. Such Exhibit is incorporated herein by reference.

(4) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005. Such Exhibit is incorporated herein by reference.

(5) Filed with the Commission as an Exhibit to the Company's Form 8-K on January 26, 2006. Such Exhibit is incorporated herein by reference.

(6) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended February 2, 2002. Such Exhibit is incorporated herein by reference.

(7) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2005. Such Exhibit is incorporated herein by reference.

(8) Filed with the Commission as an Exhibit to the Company's Definitive Proxy Statement dated May 9, 2005, which Proxy Statement was filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 29, 2005. Such Exhibit is incorporated herein by reference.

(9) Filed with the Commission as an Exhibit to the Company's Definitive Proxy Statement dated April 10, 2003, which Proxy Statement was filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended February 1, 2003. Such Exhibit is incorporated herein by reference.

(10) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2002. Such Exhibit is incorporated herein by reference.

(11) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005. Such Exhibit is incorporated herein by reference.

(12) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2003. Such Exhibit is incorporated herein by reference.

(13) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004.

(14) Filed with the Commission as an Exhibit to the Company's Form 8-K on June 10, 2005. Such Exhibit is incorporated herein by reference.

(15) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 31, 2004. Such Exhibit is incorporated herein by reference.

(16) Filed with the Commission as an Exhibit to the Company's Form 8-K/A on October 29, 2004. Such Exhibit is incorporated herein by reference.

(17) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 29, 2000. Such Exhibit is incorporated herein by reference.

(18) To be filed with the Commission on or about May 6, 2005.

Directors and Officers

DIRECTORS

James D. Carreker
Chairman of the Board,
Chief Executive Officer

Nigel Travis
Lead Director
President and Chief Executive Officer
Papa John's International, Inc.

Susan T. Groenteman
Chief Investment Officer
Aimbridge Holdings

Paul V. Higham
Owner, H Factor

Bruce A. Quinnell
Business Consultant
Chairman of the Board
Hot Topic, Inc.

Paul J. Raffin
President
Express, Inc.

Julie L. Reinganum
Founder, President and
Chief Executive Officer
Pacific Rim Resources, Inc.

Laurie M. Shahon
President
Wilton Capital Group

Bruce R. Smith
Business Consultant

COMMITTEES

Audit and Finance

Susan T. Groenteman
Bruce A. Quinnell
Julie L. Reinganum
Laurie M. Shahon (Chair)

Compensation and Human Resources

Paul A. Higham
Paul J. Raffin
Julie L. Reinganum
Bruce R. Smith (Chair)

Governance and Nominations

Laurie M. Shahon
Bruce R. Smith
Nigel Travis (Chair)

OFFICERS

James D. Carreker
Chairman of the Board,
Chief Executive Officer

Steven C. Woodward
Executive Vice President,
General Merchandise Manager

Elaine D. Crowley
Senior Vice President,
Chief Financial Officer and Treasurer

Lucretia D. Doblado
Senior Vice President,
Chief Information Officer

Donald V. Roach
Senior Vice President,
Operations

Michael J. Veitenheimer
Senior Vice President,
Secretary and General Counsel

Scott L. Binger
Vice President,
Creative Services

Sean K. Bogue
Vice President,
Financial Planning and Analysis

Vicki L. Bradley
Vice President, U.S. Stores
President, Bombay-Canada

Anthony J. DeBruno
Vice President,
Merchandise Planning and Allocation

Stephen F. Duchelle
Vice President,
E-Commerce

James D. Johnson
Vice President,
Human Resources

Paul E. Myrick
Vice President,
Real Estate

Kathleen B. Oher
Vice President,
Financial Reporting and Accounting

Steven G. Sherlock
Vice President,
Operations

Linda G. Stephenson
Vice President,
Product Development and Sourcing

CORPORATE DATA

Corporate Office

The Bombay Company, Inc.
550 Bailey Avenue
Fort Worth, TX 76107
(817) 347-8200

Common Stock

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940
(781) 575-2879
www.computershare.com

Stock Exchange Listing

New York Stock Exchange
Trading Symbol - **BBA**

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Fort Worth, TX

Internet Address

E-commerce, press releases and other corporate and store information are available on Bombay's Web site:
www.bombaycompany.com

BOMBAY.